================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          GREENFIELD INDUSTRIES, INC.
                           (Name of Subject Company)

                          KENNAMETAL ACQUISITION CORP.
                                KENNAMETAL INC.
                                   (Bidders)

                            ------------------------

       COMMON STOCK, PAR VALUE
           $0.01 PER SHARE                            395058 10 0
   (Title of Class of Securities)        (CUSIP Number of Class of Securities)

                            ------------------------

                              DAVID T. COFER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                KENNAMETAL INC.
                             STATE ROUTE 981 SOUTH
                                  P.O. BOX 231
                          LATROBE, PENNSYLVANIA 15650
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                            ------------------------

                                   Copies to:

                              LEWIS U. DAVIS, JR.
                               BUCHANAN INGERSOLL
                            PROFESSIONAL CORPORATION
                               ONE OXFORD CENTRE
                          301 GRANT STREET, 20TH FLOOR
                            PITTSBURGH, PENNSYLVANIA
                                   15219-1410
                            ------------------------


                           CALCULATION OF FILING FEE
================================================================================================
             TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------
                $744,106,158.00                                   $148,821.23
================================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 19,581,741 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $38.00 in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.

  Amount Previously Paid:     None                   Filing Party:              Not Applicable
  Form or Registration
    No.:                      Not Applicable         Date Filed:                Not Applicable

================================================================================

CUSIP NO. 395058 10 0                         14D-1

1 NAME OF REPORTING PERSONS:                        Kennametal Acquisition Corp.
  S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:                    23-2928364

--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [  X  ]
                                                                     (b) [     ]

--------------------------------------------------------------------------------

3 SEC USE ONLY

--------------------------------------------------------------------------------

4 SOURCE OF FUNDS:                                                            AF

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(e) OR 2(f):                                                      N/A [     ]

--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION:                        State of Delaware

--------------------------------------------------------------------------------

7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              NONE

--------------------------------------------------------------------------------

                 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
  SHARES                                                             N/A [     ]

--------------------------------------------------------------------------------

9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                  N/A [     ]

--------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON                                                   CO

--------------------------------------------------------------------------------

CUSIP NO. 395058 10 0                         14D-1

1 NAME OF REPORTING PERSONS:                                     Kennametal Inc.
  S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:                    25-0900168

--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [  X  ]
                                                                     (b) [     ]

--------------------------------------------------------------------------------

3 SEC USE ONLY

--------------------------------------------------------------------------------

4 SOURCE OF FUNDS:                                                            BK

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(e) OR 2(f):                                                      N/A [     ]

--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION:             Commonwealth of Pennsylvania

--------------------------------------------------------------------------------

7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              NONE

--------------------------------------------------------------------------------

                 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
  SHARES                                                             N/A [     ]

--------------------------------------------------------------------------------

9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                  N/A [     ]

--------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON                                                   CO

--------------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 is filed by Kennametal Acquisition Corp., a Delaware corporation ("Purchaser"), and Kennametal Inc., a Pennsylvania corporation ("Parent") and the owner of all of the outstanding capital stock of Purchaser, in connection with the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per Share, including the associated preferred stock purchase rights issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of Greenfield Industries, Inc., a Delaware corporation (the "Company"), at $38.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Greenfield Industries, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2743 Perimeter Parkway, Building 100, Suite 100, Augusta, Georgia 30909.

     (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) - (b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a) - (e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (f) - (g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) - (b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth under "Introduction" and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

     (b) - (c), (e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)  (1)   Offer to Purchase, dated October 17, 1997.
(a)  (2)   Letter of Transmittal.
(a)  (3)   Notice of Guaranteed Delivery.
(a)  (4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)  (5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.
(a)  (6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.
(a)  (7)   Text of Joint Press Release, dated October 12, 1997, issued by Kennametal Inc. and
           Greenfield Industries, Inc.
(a)  (8)   Advertisement, dated October 17, 1997.
(a)  (9)   Text of Press Release, dated October 17, 1997, issued by Kennametal Inc.
(b)  (1)   Commitment Letter, dated October 14, 1997.
(c)  (1)   Agreement and Plan of Merger, dated as of October 10, 1997, among Kennametal Inc.,
           Kennametal Acquisition Corp. (formerly known as Palmer Acquisition Corp.) and
           Greenfield Industries, Inc.
(c)  (2)   Confidentiality Letter dated August 13, 1997.
(d)        None.
(e)        Not applicable.
(f)        None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1997

                                          KENNAMETAL INC.

                                          By: /s/ ROBERT L. MCGEEHAN
                                            ------------------------------------
                                            Name:  Robert L. McGeehan
                                            Title: President and
                                                   Chief Executive Officer

                                          KENNAMETAL ACQUISITION CORP.

                                          By: /s/ ROBERT L. MCGEEHAN
                                            ------------------------------------
                                            Name:  Robert L. McGeehan
                                            Title: President and Chief
                                                   Executive Officer

                                 EXHIBIT INDEX

EXHIBIT                                     DESCRIPTION                                     PAGE
-------    ------------------------------------------------------------------------------   ----
(a)  (1)   Offer to Purchase, dated October 17, 1997.
(a)  (2)   Letter of Transmittal.
(a)  (3)   Notice of Guaranteed Delivery.
(a)  (4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
(a)  (5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)  (6)   Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.
(a)  (7)   Text of Joint Press Release, dated October 12, 1997, issued by Kennametal Inc.
           and Greenfield Industries, Inc.
(a)  (8)   Advertisement, dated October 17, 1997.
(a)  (9)   Text of Press Release, dated October 17, 1997, issued by Kennametal Inc.
(b)  (1)   Commitment Letter, dated October 14, 1997.
(c)  (1)   Agreement and Plan of Merger, dated as of October 10, 1997, among Kennametal
           Inc., Kennametal Acquisition Corp. (formerly known as Palmer Acquisition
           Corp.) and Greenfield Industries, Inc.
(c)  (2)   Confidentiality Letter dated August 13, 1997.
(d)        None.
(e)        Not applicable.
(f)        None.

                                                                  EXHIBIT (a)(1)

                               OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                          GREENFIELD INDUSTRIES, INC.
                                       AT

                          $38.00 NET PER SHARE IN CASH

                                       BY

                          KENNAMETAL ACQUISITION CORP.
                          a wholly-owned subsidiary of

                                KENNAMETAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME ON FRIDAY, NOVEMBER 14, 1997, UNLESS THE OFFER IS EXTENDED.

                            ------------------------

 THE BOARD OF DIRECTORS OF GREENFIELD INDUSTRIES, INC. (THE "COMPANY") (i) HAS
  UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AT THE OFFER PRICE AND THE MERGER, (ii) DETERMINED
    THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE STOCKHOLDERS AND (iii) RECOMMENDED THAT THE
  STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES, INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS, TO PURCHASER AND APPROVE AND ADOPT THE MERGER
                     AGREEMENT AND THE MERGER, IF REQUIRED.

                            ------------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE SHARES REPRESENTING A MAJORITY OF
  THE SHARES THEN OUTSTANDING ON A FULLY DILUTED BASIS OF THE COMPANY'S COMMON
   STOCK ON THE DATE OF PURCHASE. THE OFFER ALSO IS SUBJECT TO CERTAIN OTHER CONDITIONS, WHICH ARE SET FORTH IN THIS OFFER TO PURCHASE. SEE THE INTRODUCTION
                AND SECTIONS 1 AND 14 OF THIS OFFER TO PURCHASE.

                            ------------------------

                                   IMPORTANT

    Any stockholder wishing to tender all or a portion of such stockholder's shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Shares"), of the Company should either (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary (as defined herein) and either deliver the certificates for those Shares to the Depositary along with the Letter of Transmittal or tender those Shares pursuant to the procedures for book-entry transfer set forth in Section 3 hereof, or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the stockholder wishes to tender such Shares.

    Any stockholder who wishes to tender Shares and whose certificates representing those Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis should tender those Shares by following the procedures for guaranteed delivery set forth in Section 3 hereof.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
October 17, 1997

                               TABLE OF CONTENTS

INTRODUCTION............................................................................     1
 1.   Terms of the Offer................................................................     2
 2.   Acceptance for Payment and Payment for Shares.....................................     4
 3.   Procedure for Tendering Shares....................................................     5
 4.   Withdrawal Rights.................................................................     8
 5.   Certain Federal Income Tax Consequences of the Offer and the Merger...............     9
 6.   Price Range of the Shares; Dividends on the Shares................................    10
 7.   Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange
      Act Registration and Margin Regulations...........................................    10
 8.   Certain Information Concerning the Company........................................    11
 9.   Certain Information Concerning Purchaser and Parent...............................    14
10.   Source and Amount of Funds........................................................    15
11.   Background of the Offer...........................................................    16
12.   Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement;
      the Confidentiality Agreement; Appraisal Rights; Exemption of Offer and Merger
      from Effect of Rights Agreement...................................................    18
13.   Dividends and Distributions.......................................................    29
14.   Certain Conditions of the Offer...................................................    29
15.   Certain Legal Matters.............................................................    31
16.   Fees and Expenses.................................................................    33
17.   Miscellaneous.....................................................................    33

SCHEDULE I..............................................................................   I-1

TO ALL HOLDERS OF COMMON STOCK OF
  GREENFIELD INDUSTRIES, INC.:

                                  INTRODUCTION

     Kennametal Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kennametal Inc., a Pennsylvania corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Restated Rights Agreement, dated as of February 6, 1996, as amended October 10, 1997 (the "Rights Agreement") by and between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of Greenfield Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $38.00 per Share (such amount, or any greater amount per share paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, as soon as practicable after completion of the Offer and the satisfaction or waiver of the conditions set forth therein, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the merger as a direct wholly-owned subsidiary of Parent. Pursuant to the Merger, each outstanding Share (other than (i) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiaries of the Company or Shares of Common Stock of the Company held in the Company's treasury and (ii) Shares held by holders who shall have properly exercised their appraisal rights under the Delaware General Corporation Law (the "DGCL")) immediately prior to the Effective Time (as defined in the Merger Agreement), will be converted into the right to receive the Offer Price, in cash, without interest thereon, less any required withholding of taxes, upon the surrender of certificates formerly representing such Shares (the "Merger Consideration").

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") (I) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AT THE OFFER PRICE AND THE MERGER, (II) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE HOLDERS OF SHARES (THE "STOCKHOLDERS") AND (III) RECOMMENDED THAT THE STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED.

     CREDIT SUISSE FIRST BOSTON CORPORATION, THE COMPANY'S FINANCIAL ADVISOR ("CSFB"), HAS DELIVERED TO THE BOARD ITS WRITTEN OPINION, DATED OCTOBER 10, 1997, TO THE EFFECT THAT AS OF SUCH DATE AND BASED UPON THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF REVIEW AS SET FORTH IN SUCH OPINION, THE OFFER PRICE AND THE MERGER CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS PURSUANT TO THE OFFER AND THE MERGER, ARE FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH STOCKHOLDERS. A COPY OF THE WRITTEN OPINION OF CSFB, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY CSFB, IS CONTAINED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") IN CONNECTION WITH THE OFFER, A COPY OF WHICH IS BEING FURNISHED TO THE STOCKHOLDERS CONCURRENTLY WITH THIS OFFER TO PURCHASE.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS HEREINAFTER DEFINED) SHARES REPRESENTING NOT LESS THAN A MAJORITY OF THE SHARES THEN OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). THE OFFER ALSO IS SUBJECT TO CERTAIN OTHER CONDITIONS. THE PURCHASER RESERVES THE RIGHT (SUBJECT TO OBTAINING THE EXPRESS WRITTEN CONSENT OF THE COMPANY AND THE APPLICABLE RULES OF THE COMMISSION), WHICH IT PRESENTLY HAS NO INTENTION OF EXERCISING, TO WAIVE OR REDUCE THE MINIMUM CONDITION. SEE SECTIONS 1 AND 14.

     THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING. SEE SECTION 10.

     The Company has informed Purchaser that, as of October 10, 1997, 16,445,312 Shares were issued and outstanding and 1,208,875 Shares were reserved for issuance principally pursuant to outstanding stock options and warrants granted by the Company to employees and directors. In addition, approximately 2,787,879 Shares are issuable upon the conversion of the 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities of Greenfield Capital Trust, a wholly-owned subsidiary of the Company (the "6% Convertible Preferred Securities"). As a result, as of such date, the Minimum Condition would be satisfied if Purchaser acquired 10,221,034 Shares, representing a majority of the then outstanding, fully diluted Shares.

     The 6% Convertible Preferred Securities are currently convertible into Shares at a conversion price of $41.25 per Share. Under the terms of the 6% Convertible Preferred Securities, however, the occurrence of a "Fundamental Change" (as defined in the applicable documents governing such 6% Convertible Preferred Securities) at the present time will result in a conversion price adjustment to be determined by the Company. As a result of the Merger, a "Non-Stock Fundamental Change" (as defined in the applicable documents governing such 6% Convertible Preferred Securities) will occur, and all 6% Convertible Preferred Securities will represent the right to receive such cash as would be received by such holder of the 6% Convertible Preferred Securities if such securities had been converted to Shares immediately prior to the Merger at an adjusted conversion price, which is expected to be $36.05 per Share. Thus, following the Merger, each $50.00 in liquidation value of the 6% Convertible Preferred Securities will represent the right to receive an amount of cash which is expected to be $52.70.

     The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger by the requisite vote or consent of the Stockholders. Under the DGCL, the stockholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the outstanding Shares, including Shares held by Purchaser and its affiliates. If the Minimum Condition is satisfied and Purchaser purchases at least a majority of the outstanding Shares in the Offer, Purchaser will be able to effect the Merger without the affirmative vote of any other Stockholder. Pursuant to the Merger Agreement, Parent and Purchaser have agreed to vote the Shares acquired by them pursuant to the Offer in favor of the Merger. If at least 90% of the outstanding Shares are purchased in the Offer, the Purchaser will be able to effect a short-form merger under Section 253 of the DGCL without a vote of Stockholders. See Section 12.

     The Merger Agreement is more fully described in Section 12 below. Certain federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5 below.

     Tendering Stockholders who have Shares registered in their names will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer or the Merger. Purchaser will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as the dealer manager (the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C., as the depositary (the "Depositary"), and Georgeson & Company Inc., as the information agent (the "Information Agent"), in connection with the Offer. See
Section 16.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for (and thereby purchase) all the outstanding Shares validly tendered and not withdrawn in accordance with Section 4 below prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on Friday, November 14, 1997, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(c)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition. The Offer also is subject to certain other conditions set forth in Section 14 below. Pursuant to the terms of the Merger Agreement, Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer (other than the Minimum Condition) without the prior written consent of the Company. Pursuant to the Merger Agreement, Purchaser may, without the consent of the Company, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, (ii) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date (the initial scheduled expiration date being 20 business days following the commencement of the Offer), if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived (and, at the request of the Company, Purchaser will, subject to Purchaser's right to terminate the Merger Agreement, extend the Offer for additional periods, unless the only conditions not satisfied or earlier waived on the then scheduled expiration date are one or more of the Minimum Condition and certain other conditions, provided that (A) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions will have been publicly disclosed at least five business days before termination of the Offer and (B) if certain conditions have not been satisfied and the failure to so satisfy such conditions can be remedied, the Offer will not be terminated unless the failure is not remedied within 30 calendar days after Purchaser has furnished the Company written notice of such failure) and (iii) extend the Offer for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) above if there have not been tendered a sufficient number of Shares so that the Merger may be effected without a meeting of the Stockholders in accordance with Section 253 of the DGCL.

     Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right, subject to applicable law, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will extend the Offer. Purchaser also expressly reserves the right, subject to applicable law (including applicable rules and regulations of the Commission) and the terms of the Merger Agreement, at any time or from time to time, to (i) delay acceptance for payment of, or payment for, any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 below by giving oral or written notice of such delay in payment or termination to the Depositary, (ii) waive any conditions (other than the Minimum Condition) and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, to waive the Minimum Condition, to accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of Stockholders to withdraw Shares until the Expiration Date, to retain Shares that have been tendered for the period or periods for which the Offer is extended or (iv) subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, to amend the Offer, by giving oral or written notice to the Depositary. Any extension, delay in payment, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement, other than by issuing a release to the Dow Jones News Service or as otherwise required by law. The reservation by Purchaser of the right to delay acceptance for payment of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that Purchaser pay consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares whether or not the Purchaser exercises its right to extend the Offer.

     Pursuant to the Merger Agreement, Purchaser expressly reserves the right, subject to compliance with the Exchange Act, to modify the terms of the Offer, except that without the written consent of the Company, Purchaser shall not (i) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (ii) reduce the price per Share payable in the Offer, (iii) change the form of consideration to be paid in the Offer, (iv) impose additional conditions to the Offer or modify the conditions in the Offer in a manner adverse to the holders of Shares or (v) amend any other term of the Offer in a manner adverse to the holders of the Shares except that Purchaser may, in its sole discretion, without the consent of the Company, waive satisfaction of any condition of the Offer (other than the Minimum Condition). Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser will accept for payment, and pay for, in accordance with the terms of the Offer, Shares validly tendered and not withdrawn pursuant to the Offer, as soon as practicable, after the Expiration Date.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will promptly disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. If Purchaser decides to increase or, subject to the consent of the Company, to decrease the consideration in the Offer, to make a change in the percentage of Shares sought or, subject to the consent of the Company, to change or waive the Minimum Condition and, if at the time that notice of any such change or waiver is first published, sent or given to Stockholders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

     Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") and the other conditions set forth in
Section 14. Subject to the terms and conditions contained in the Merger Agreement, Purchaser reserves the right (but shall not be obligated) to waive any or all of such conditions.

     The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Stockholders. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares that are validly tendered on or prior to the Expiration Date, and not properly withdrawn in accordance with Section 4 below, promptly after the later to occur of (i) the Expiration Date, (ii) the expiration or termination of any applicable waiting periods under the HSR Act and (iii) the satisfaction or waiver of the conditions to the Offer set forth in
Section 14. All questions as to the satisfaction of such terms and conditions will be determined by Purchaser in its sole discretion. Subject to the applicable rules of the Commission and the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any other applicable law or government regulation. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). See Section 14 below.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing (or a timely Book-Entry Confirmation (as defined in Section 3 below) with respect to) such Shares, (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and (iii) any other documents required by the Letter of Transmittal. See Section 3 below.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as defined in Section 3 below) to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that (i) such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Shares which are the subject of such Book-Entry Confirmation, (ii) such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (iii) Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered to Purchaser and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Stockholders, Purchaser's obligation to make such payment will be satisfied, and tendering Stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

     If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer (but subject to Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4 below. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF SHARES TO BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not accepted for payment pursuant to the Offer for any reason or if certificates are submitted for more Shares than are tendered, certificates for Shares not purchased or tendered will be returned pursuant to the instructions of the tendering Stockholder without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 below, the Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Share pursuant to the Offer, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to the increase in consideration.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct wholly-owned subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES

     Valid Tenders. For a Stockholder validly to tender pursuant to the Offer, either (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) certificates evidencing Shares must be received by the Depositary at any such address prior to the Expiration Date or (b) the Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the

Depositary prior to the Expiration Date; or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below. No alternative, conditional or contingent tenders will be accepted.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF CERTIFICATES EVIDENCING SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDERS, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. DELIVERY OF THE LETTER OF TRANSMITTAL AND ACCOMPANYING SHARES WILL BE DEEMED EFFECTIVE, AND RISK OF LOSS WITH RESPECT TO SUCH LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) WILL PASS, ONLY WHEN SUCH LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) ARE OFFICIALLY RECEIVED BY THE DEPOSITARY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates representing Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates evidencing Shares must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered holder or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Stockholder's tender may be effected if all the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares in proper form for transfer (or a Book-Entry Confirmation with respect to all such tendered Shares) together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     IN ALL CASES, SHARES SHALL NOT BE DEEMED VALIDLY TENDERED UNLESS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) IS TIMELY RECEIVED BY THE DEPOSITARY.

     Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent's Message). Accordingly, tendering Stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Shares determined not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of any Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of other Stockholders. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding of 31% of the payments made to Stockholders with respect to the purchase price of Shares purchased pursuant to the Offer, a Stockholder must provide the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal. See Section 5 below.

     Appointment as Proxy. By executing a Letter of Transmittal, a tendering Stockholder irrevocably appoints designees of Purchaser as such Stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Stockholder's rights with respect to Shares tendered by such Stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares, on or after the date of the Offer. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such purchased Shares for payment. Upon acceptance for payment, all prior powers of attorney, proxies or consents given by the Stockholder with respect to the Shares (and any other Shares or other securities so issued in respect of such purchased Shares) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Stockholder. The designees of Purchaser will be empowered to exercise all voting and other rights of the Stockholder with respect to such Shares (and any other Shares or securities so issued in respect of such purchased Shares) as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Stockholders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise (including any such meeting or action by written consent to approve the Merger). Purchaser reserves the absolute right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of the Shares, Purchaser must be able to exercise full voting and other rights of a record and beneficial owner with respect to the Shares, including voting at any meeting of Stockholders then scheduled. Such powers of attorney and proxies will be irrevocable and will be granted in consideration of the acceptance for payment of such Shares in accordance with the terms of the Offer.

     THE TENDER OF SHARES PURSUANT TO ANY OF THE PROCEDURES DESCRIBED ABOVE WILL CONSTITUTE THE TENDERING STOCKHOLDERS' ACCEPTANCE OF THE TERMS AND CONDITIONS OF THE OFFER.

4. WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 15, 1997. If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to purchase or pay for Shares for any reason then, without prejudice to the rights of Purchaser, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4. The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering Stockholder must also submit to the Depositary the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 above, the notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

     Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER

     The following discussion is a summary of the material federal income tax consequences of the Offer and Merger to holders of Shares who hold the Shares as capital assets. The discussion set forth below is for general information only and may not apply to certain categories of holders of Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as foreign holders and holders who acquired such Shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes to the Stockholders receiving such cash. Each Stockholder will recognize gain or loss measured by the difference between such Stockholder's adjusted tax basis for the Shares owned by such Stockholder and the amount of cash received therefor.

     Provided that the Shares are held as capital assets, the gain or loss recognized in connection with the exchange of such Shares for cash contemplated by the Offer and Merger will be capital in nature. If such Shares have been held for more than eighteen months, the gain or loss will be long-term capital gain or loss for federal income tax purposes, subject to a maximum federal tax rate of 20% in the case of individual Stockholders. If such Shares have been held for more than one year but not more than eighteen months, the gain will be mid-term gain for federal income tax purposes, subject to a maximum federal tax rate of 28% in the case of individual Stockholders.

     Under the Code, a Stockholder may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to the amount of cash received pursuant to the Offer or Merger unless such Stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     THE ABOVE DISCUSSION MAY NOT APPLY TO CERTAIN CATEGORIES OF STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN STOCKHOLDERS AND STOCKHOLDERS WHOSE SHARES WERE ACQUIRED PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER, INCLUDING ANY FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE OFFER AND THE MERGER.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares are quoted on the Nasdaq National Market under the symbol "GFII." The following table sets forth, for each of the periods indicated, the high and low sales price per Share as reported on the Nasdaq National Market. The prices set forth below are as reported in published financial sources and do not include retail mark-ups, markdowns or commissions:

                                                                              HIGH       LOW
                                                                              ----       ---

    YEAR ENDED DECEMBER 31, 1997
      First Quarter........................................................   $33 1/2   $21 5/8
      Second Quarter.......................................................    27 5/8    19 3/8
      Third Quarter........................................................    29 3/4    24 1/4
      Fourth Quarter (through October 16)..................................    37 5/8    28 3/8

    YEAR ENDED DECEMBER 31, 1996
      First Quarter........................................................   $34 5/8   $28 1/4
      Second Quarter.......................................................    40 1/4    33
      Third Quarter........................................................    34        22 1/2
      Fourth Quarter.......................................................    31 3/4    24

    YEAR ENDED DECEMBER 31, 1995
      First Quarter........................................................   $28 1/4   $20 3/4
      Second Quarter.......................................................    30        27 1/2
      Third Quarter........................................................    35 1/2    28 1/2
      Fourth Quarter.......................................................    32 3/4    27 1/2

     On October 10, 1997, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the reported closing sale price per Share as reported on the Nasdaq National Market was $32 3/16. On October 16, 1997, the last full trading day prior to the date of this Offer to Purchase, the reported closing sale price per Share on the Nasdaq National Market was $37 1/2. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has paid cash dividends on the Shares during the periods set forth above. The Merger Agreement provides that, without the prior written consent of Parent, the Company will not declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock, including the Shares, or otherwise make any payments to Stockholders in their capacity as such, other than the declaration and payment of any regular quarterly cash dividend on the Shares and except for dividends by a wholly-owned subsidiary of the Company. See Section 13.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ QUOTATION AND EXCHANGE ACT REGISTRATION AND MARGIN REGULATIONS.

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of Stockholders, which could adversely affect the liquidity and market value of the remaining Shares held by Stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

     Depending upon the number of shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in the Nasdaq National Market (the top tier market of The Nasdaq Stock Market), which requires that an issuer have (i)(A) at least 750,000 publicly held shares, (B) at least 400 holders of round lots, (C) a market value of publicly held shares of at least $5 million, (D) a minimum bid price per share of $1, and (E) net tangible assets of at least $4 million or (ii)(A) at least 1.1 million publicly held shares, (B) at least 400 holders of round lots, (C) a market value of publicly held shares of at least $15 million, (D) a market capitalization of at least $50 million or total assets and total revenue of at least $50 million (each for the most recently completed fiscal year or two of the last three most recently completed fiscal years), (E) a minimum bid price per share of $5, and (F) at least four registered and active market makers for the Shares. If these standards are not met, the Shares might nevertheless continue to be included in The Nasdaq Stock Market with quotations published in the Nasdaq "additional list" or in one of the "local lists," but if (i) the number of round lot holders of the Shares were to fall below 300, (ii) the number of publicly held Shares were to fall below 500,000, (iii) the market value of such shares were to fall below $1 million, or
(iv) there were not at least two registered and active market makers for the Shares, the NASD's rules provide that the Shares would no longer be "qualified" for Nasdaq reporting and Nasdaq would cease to provide any quotations. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares outstanding are not considered as being publicly held for this purpose. According to the Company, as of October 10, 1997, there were approximately 128 holders of record of Shares and 16,445,312 Shares were outstanding. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NASD for continued inclusion in the Nasdaq National Market or The Nasdaq Stock Market, as the case may be, the market for Shares could be adversely affected.

     In the event that the Shares no longer meet the requirements of the NASD for quotation through Nasdaq and the Shares are no longer included in The Nasdaq Stock Market, it is possible that, prior to the Effective Time, the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotation would, however, depend upon the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would, subject to Section 15(d) of the Exchange Act, substantially reduce the information required to be furnished by the Company to its Stockholders and to the Commission, and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or (c) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

     The Purchaser intends to seek to cause the Company to apply for delisting of the Shares from the Nasdaq National Market and termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and/or termination are met. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is one of the four largest manufacturers of expendable cutting tools and related products used primarily in industrial applications, and is the largest North American producer of expendable rotary cutting tools, which constitutes the majority of the Company's sales, and a leading supplier of circuit board drills and certain oilfield equipment on a worldwide basis. The Company's products are sold in six principal markets-- industrial, electronics, energy and construction, engineered products, consumer and marine.

     Selected Consolidated Financial Data. Set forth below is certain selected consolidated financial data with respect to the Company and its consolidated subsidiaries excerpted or derived from financial information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Company Form 10-K"), and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Company Form 10-Q"). More comprehensive financial information is included in the Company Form 10-K, the Company Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified by reference to the Company Form 10-K, the Company Form 10-Q and such other documents, including the financial statements and related notes contained therein. The Company Form 10-K, the Company Form 10-Q and such other documents should be available for inspection and copies thereof should be obtainable from the offices of the Commission in the manner set forth below.

                          GREENFIELD INDUSTRIES, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 SIX MONTHS ENDED
                                                    YEAR ENDED                       JUNE 30,
                                                   DECEMBER 31,                    (UNAUDITED)
                                         --------------------------------      --------------------
                                           1996        1995        1994          1997        1996
                                         --------    --------    --------      --------    --------
INCOME STATEMENT DATA
Net sales.............................   $510,094    $420,188    $271,787      $279,644    $262,719
Gross profit..........................    152,891     132,030      90,813        83,250      82,255
Operating income......................     59,947      61,078      39,284        32,505      35,933
Net income............................     26,189      31,465      22,009        13,564      16,926
Earnings per common share:
  Primary.............................       1.60        1.94        1.35          0.83        1.04
  Fully diluted.......................       1.59          --          --          0.82        1.02
Dividends per common share............       0.17        0.13        0.09          0.10        0.08

                                                                      AT JUNE 30,
                                                                         1997        AT DECEMBER 31,
                                                                      (UNAUDITED)         1996
                                                                      -----------    ---------------
BALANCE SHEET DATA
Total current assets...............................................    $ 280,208        $ 245,613
Total assets.......................................................      629,419          562,644
Total current liabilities..........................................       76,058           58,316
Total liabilities..................................................      301,945          246,916
Company-obligated, mandatorily redeemable convertible preferred securities of subsidiary Greenfield Capital Trust, holding solely
the Company's Convertible Junior Subordinated Debentures...........      115,000          115,000
Total stockholders' equity.........................................      212,474          200,728

     Other Information. The Company is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be described in proxy statements distributed to the Company's Stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such information should also be on file at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     Except as otherwise provided in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon records on file with the Commission and other publicly available information. Although neither Purchaser nor Parent has any knowledge that any such information is untrue, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of such information.

     Certain Projected Financial Information. In the course of its discussions with Parent described in Section 11, the Company provided Parent and its financial advisors with certain business and financial information which Parent believes was not publicly available. Such information included, among other things, certain financial projections for 1997 and 1998 (the "Company Projections") prepared by management of the Company as a long-range plan. The Company Projections do not take into account any of the potential effects of the transactions contemplated by the Offer and the Merger. The Company does not as a matter of course publicly disclose internal projections as to future revenues, earnings or financial condition.

     The following is a summary of the Company projections. The Company Projections reflect net sales ranging from $568.6 million to $576.6 million for calendar year 1997 and $636.0 million for calendar year 1998, earnings before interest and taxes ranging from $62.6 million to $70 million for calendar year 1997 and $91.6 million for calendar year 1998, net income ranging from $26 million to $30 million for calendar year 1997 and $43.8 million for calendar year 1998, primary earnings per share ranging from $1.58 to $1.83 for calendar year 1997 and $2.67 for calendar year 1998, and fully diluted earnings per share ranging from $1.56 to $1.78 for calendar year 1997 and $2.50 for calendar year 1998. The Company informed Parent that the Company Projections for calendar year 1997 do not give effect to certain anticipated restructuring and rearrangement plans which would require a one-time restructuring charge ranging from $10.3 million to $12.3 million and periodic rearrangement expenses of approximately $2.0 million.

     THE COMPANY PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDE ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE COMPANY PROJECTIONS ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS PROVIDED TO PARENT. NONE OF PARENT, PURCHASER OR ANY PARTY TO WHOM THE COMPANY PROJECTIONS WERE PROVIDED ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF SUCH INFORMATION. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THESE COMPANY PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY WHICH, THOUGH PARENT HAS BEEN ADVISED WERE CONSIDERED REASONABLE BY THE COMPANY AT THE TIME THEY WERE FURNISHED TO PARENT, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT THE COMPANY PROJECTIONS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE COMPANY PROJECTIONS HAVE NOT BEEN EXAMINED OR COMPILED BY THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS. FOR THESE REASONS, AS WELL AS THE BASES ON WHICH SUCH PROJECTIONS WERE COMPILED, THERE CAN BE NO ASSURANCE THAT SUCH PROJECTIONS WILL BE REALIZED, OR THAT ACTUAL RESULTS WILL NOT BE HIGHER OR LOWER THAN THOSE ESTIMATED. THE INCLUSION OF SUCH PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT,

PURCHASER OR ANY OTHER PARTY WHO RECEIVED SUCH INFORMATION CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS.

9. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

     Purchaser, a Delaware corporation, was organized to acquire all of the outstanding Shares pursuant to the Offer and the Merger and has not conducted any unrelated activities since its organization. All of the outstanding capital stock of Purchaser is owned directly by Parent. The address of the principal executive offices of Purchaser and Parent is State Route 981 South, P.O. Box 231, Latrobe, Pennsylvania 15650.

     Parent was incorporated in Pennsylvania in 1943. Parent and its subsidiaries manufacture, purchase and distribute a broad range of tools, tooling systems, supplies and services for the metalworking, mining and highway construction industries. Parent specializes in developing and manufacturing metalworking tools and wear-resistant parts using a specialized type of powder metallurgy. While many of Parent's products are similar in composition, sales are classified into three markets: metalworking, industrial supply, and mining and construction.

     Set forth below is certain selected consolidated financial information with respect to Parent and its consolidated subsidiaries excerpted from Parent's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (the "Parent Form 10-K"). More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all financial information (including any related notes) contained therein which are incorporated herein by reference. Such reports and other documents are available for inspection and copies are obtainable in the manner set forth in Section 8 above with respect to information about Parent in Section 9.

                                KENNAMETAL INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 FISCAL YEAR ENDED JUNE 30,
                                                           --------------------------------------
                                                              1997           1996          1995
                                                           ----------     ----------     --------
INCOME STATEMENT DATA
Net sales...............................................   $1,156,343     $1,079,963     $983,873
Gross profit............................................      487,928        454,490      423,006
Operating income........................................      127,025        121,851      126,973
Net income..............................................       72,032         69,732       68,294
Earnings per share......................................         2.71           2.62         2.58
Dividends per share.....................................         0.66           0.60         0.60

                                                                  AT JUNE 30,
                                                           -------------------------
                                                              1997           1996
                                                           ----------     ----------
BALANCE SHEET DATA
Total current assets....................................     $457,879       $436,464
Total assets............................................      869,309        799,491
Total current liabilities...............................      282,002        218,813
Total liabilities.......................................      400,562        348,042
Total shareholders' equity..............................      459,068        438,949

     Parent is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options granted to them, the principal holders of Parent's securities, any material interests of such persons in transactions with Parent and other matters is required to be described in proxy statements distributed to Parent's shareholders and filed with the Commission. These reports, proxy statements and other information are available for inspection and copies are obtainable in the manner set forth in Section 8 above except that, with respect to Parent, such information should also be on file at the New York Stock Exchange, Inc., 200 Broad Street, New York, New York 10005.

     Except as described in this Offer to Purchase, during the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Purchaser and Parent are set forth in Schedule I.

     None of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of the Company and except as described in this Offer to Purchase, none of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase, (i) none of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies; (ii) there have been no contacts, negotiations or transactions between Purchaser, Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser or Parent, any of the persons listed on
Schedule I on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

10. SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required to purchase all Shares on a fully diluted basis is approximately $780 million. Purchaser estimates that the total amount of funds required to consummate the Offer and Merger, to refinance certain of the Company's and Parent's existing indebtedness, and to pay related fees and expenses will be approximately $1.1 billion. Although the Offer is not conditioned upon any financing arrangements, Parent's current revolving credit facility only provides for borrowings not to exceed $150 million in the aggregate.

     Parent intends to obtain the funds necessary for the foregoing and for Parent's, the Company's and their respective subsidiaries' working capital and capital expenditure requirements and general corporate purposes through borrowings from several financial institutions pursuant to a new credit facility to be entered into between the Parent and such financial institutions. BankBoston, N.A., BancBoston Securities, Inc., Deutsche Bank AG, New York Branch and/or Cayman Islands Branch, Mellon Bank, N.A. and PNC Bank, National Association (collectively the "Arrangers") entered into a Commitment Letter dated October 14, 1997 (the "Commitment Letter"), pursuant to which the Parent would enter into a new credit facility providing for up to $1.4 billion in the aggregate in the form of (i) a revolving credit facility of up to $1.4 billion initially (the "Revolving Credit Facility") with, on the effective date of the Merger, an automatic reduction of the Revolving Credit Facility by an amount (the "Term Loan Aggregate Amount") equal to $500 million (or, if less, the aggregate amount of the Revolving Credit Facility on such date) and (ii) a term loan facility of up to the Term Loan Aggregate Amount (the "Term Loan Facility," and together with the Revolving Credit Facility, the "Facilities") with a single draw available on the effective date of the Merger. The Facilities will mature upon the earlier to occur of (i) 150 days after Parent has consummated the Offer or (ii) termination or abandonment of the acquisition of the Company, except that, in the event that the effective date of the Merger has occured on or before the maturity date, the maturity date will be automatically extended to the twentieth Quarterly Amortization Date (as defined therein).

     Proceeds from borrowings under the Facilities will be used: (i) to finance the acquisition of the Company and to pay transaction costs associated therewith, (ii) to refinance certain indebtedness of the Company, Parent and their respective subsidiaries, (iii) to pay fees and expenses associated with the Facilities (and, in the case of the Term Loan Facility, to repay advances under the Revolving Credit Facility that were used for the foregoing purposes) and (iv) to meet working capital requirements, capital expenditures, and for general corporate purposes. Loans will principally bear interest during any particular interest period at the election of Parent at (i) LIBOR (as determined by the Mellon Bank, N.A., the "Administrative Agent," in accordance with its customary practices) plus margin or (ii) the Adjusted Base Rate (the greater of the Federal Funds rate plus 0.50% or the announced prime rate of the Administrative Agent) plus margin, the margins of which will vary from 0% to 0.50% for Adjusted Base Rate loans and 0.50% to 1.625% for LIBOR loans depending on Parent's then applicable total debt-to-EBITDA ratio, and whether Parent has obtained an investment grade rating on its senior unsecured long-term debt or issued at least $350 million in common equity or equity equivalents. Interest will be payable monthly in arrears for Adjusted Base Rate loans at the end of each applicable interest period. In addition to such interest payments, Parent will be required to pay an ongoing commitment fee on the unused portion of the Commitment, the amount of which will vary from 0.10% to 0.35% depending on the factors which determine the margin. Accrued commitment fees will be payable monthly in arrears.

     The Facilities will be secured by (i) a first priority security interest in
(A) 100% of the stock of all direct and (if required by the Arrangers) indirect domestic subsidiaries of Parent, including Purchaser and after the Merger, the Company, (B) entire interest held by Parent in the Capital Stock of JLK Direct Distribution Inc. ("JLK") commencing December 1997 (excluding immaterial domestic subsidiaries satisfactory to the Arrangers) and (C) 65% of the stock of direct and (if required by the Arrangers) indirect foreign subsidiaries of Parent including, without limitation, 65% of the capital stock of Kennametal Hertel AG (but excluding immaterial foreign subsidiaries satisfactory to the Arrangers) and (ii) the guaranty of each direct and (if required by the Arrangers) indirect domestic subsidiary of Parent, other than (A) JLK, (B) immaterial domestic subsidiaries of Parent satisfactory to the Arrangers and (C) the Company and its subsidiaries prior to the effective date of the Merger. Parent will also provide a negative pledge covenant and double negative pledge covenant on all of its properties as well as all properties of its direct and indirect domestic and foreign subsidiaries, subject to certain exceptions. The foregoing security interests will be released promptly following a request by Parent in the event that no Event of Default (as defined therein) or unmatured Event of Default is continuing and either (i) Parent's senior unsecured long-term debt is rated investment grade by S&P and by Moody's or (ii) at the end of each of two consecutive fiscal quarters, Parent's Total Leverage Ratio (as defined therein) is less than 3.0.

     The entering into of the new Facilities is subject to various conditions, including the negotiation and execution of a credit agreement and other documentation satisfactory to the Arrangers, satisfactory capitalization of Parent, the Company and their subsidiaries, absence of a material adverse change, accuracy of representations and warranties and acquisition of a sufficient number of Shares to assure approval of the Merger. This description of the Commitment Letter is not intended to be a complete description of the terms and conditions thereof and is qualified by reference to the full text thereof which is incorporated herein by reference and copies of which have been filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 filed by Parent and the Purchaser with the Commission in connection with the Offer (the "Schedule 14D-1"). All capitalized terms which are used in this Section and not otherwise defined shall have the meanings ascribed to them in the Commitment Letter. The Commitment Letter may be examined, and copies may be obtained, as set forth in Section 9.

     Although the Parent is considering refinancing approximately $400 million which it would borrow under the Facilities with a subsequent offering of equity and equity derivative securities, no final decision has been made. Such decision when made will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions. Any such offering will be made only by means of a prospectus.

11. BACKGROUND OF THE OFFER

     Parent had previously identified the Company as a potential acquisition candidate. In April 1997, Parent's Vice President--Corporate Business Development met with the Company's Vice President, Corporate Development, and raised Parent's interest in a possible acquisition of the Company. In June 1997, the Company's

President and Chief Executive Officer, Paul W. Jones, met with Parent's President and Chief Executive Officer, Robert L. McGeehan, and discussed Parent's interest in a possible acquisition of the Company.

     Thereafter, several discussions occurred between managements of Parent and the Company, including a meeting in July 1997 between Mr. Jones, Mr. McGeehan and Parent's Chairman of the Board, William R. Newlin, in which Parent reiterated its interest in a possible acquisition of the Company. Parent indicated that it was willing to structure an acquisition on an all-cash basis, and requested access to non-public information concerning the Company. Mr. McGeehan and members of managements of Parent and the Company also engaged in negotiations of the terms for a confidentiality agreement and, on or about August 13, 1997, a confidentiality agreement was executed by Parent and the Company.

     On August 19 and 20, 1997, members of Parent's management met with members of the Company's management to obtain and discuss certain non-public information regarding the Company. Parent subsequently requested that it be granted access to additional non-public information as well as to the Company's operating facilities as part of Parent's acquisition due diligence. Several discussions occurred between certain members of Parent's management and certain members of the Company's management regarding this request. On September 8, 1997, Mr. Newlin and Mr. McGeehan met with Mr. Jones, were informed by the Company that other companies were also interested in acquiring the Company, discussed Parent's request for additional due diligence and discussed the terms for an acquisition of the Company by Parent.

     On September 14, 1997, Parent delivered to the Company a written preliminary indication of interest to acquire the Company for $37 per share in cash subject to certain conditions, including Parent's completion to its satisfaction of due diligence, along with a proposed form of merger agreement. From September 16, 1997, through September 21, 1997, various discussions occurred between certain members of Parent's management and Parent's counsel, and certain members of the Company's management and representatives of CSFB regarding Parent's indication of interest and its due diligence request. On September 19, 1997, Mr. Newlin and Mr. McGeehan met with Mr. Jones and a representative of CSFB to discuss further this matter and they were informed that Parent would be permitted to meet with various members of the Company's management and to engage in additional due diligence at the Company's headquarters and at certain of the Company's operating facilities.

     Following additional discussions among certain members of Parent's management and counsel with certain members of the Company's management and representatives of CSFB, various members of Parent's management, counsel, independent public accountants, and Merrill Lynch, Parent's financial advisor, obtained access to additional non-public information and met with various members of management of the Company at the Company's headquarters, selected operating facilities and elsewhere from September 23, 1997, through September 30, 1997. Following this period, at various times, certain members of Parent's management and Parent's counsel requested and received additional non-public information regarding the Company. In addition, during this period Parent's counsel and the Company's counsel engaged in negotiations concerning the form of a merger agreement.

     On October 6, 1997, Parent was informed that representatives of CSFB would be receiving final acquisition proposals from interested parties on October 8, 1997. During the afternoon of October 8, 1997, Mr. Newlin contacted a representative of CSFB and proposed that Parent acquire the Company for $36 per share in cash, subject to resolution of certain material terms in the draft merger agreement, and Mr. McGeehan similarly informed Mr. Jones of Parent's proposal. Thereafter, a representative of CSFB informed representatives of Merrill Lynch that Parent's proposal was inadequate. On the evening of October 8, 1997, a representative of CSFB contacted Mr. Newlin and discussed Parent's proposal. The representative of CSFB informed Mr. Newlin that Parent's proposal was inadequate and engaged in negotiations with Mr. Newlin regarding pricing for the acquisition of the Company. On the morning of October 9, 1997, Mr. Newlin called the representative of CSFB and increased Parent's proposal to acquire the Company to $38 per share in cash subject to resolution of certain material terms in the draft merger agreement. Following this discussion, Parent's counsel engaged in additional negotiations with the Company's counsel which were concluded after the close of business on October 10, 1997, at which time the Merger Agreement was executed.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; THE CONFIDENTIALITY AGREEMENT; APPRAISAL RIGHTS; EXEMPTION OF OFFER AND MERGER FROM EFFECT OF RIGHTS AGREEMENT

PURPOSE OF THE OFFER AND THE MERGER

     The purpose of the Offer is for Parent to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent.

     Under the DGCL, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby. Thus, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares outstanding. ACCORDINGLY, IF THE MINIMUM CONDITION IS SATISFIED, PURCHASER WILL HAVE SUFFICIENT VOTING POWER TO CAUSE THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER STOCKHOLDER.

     However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Stockholder of the Company.

     In the Merger Agreement, the Company has agreed, if necessary, to convene a meeting of Stockholders as promptly as practicable following the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. Parent and Purchaser have agreed that all Shares owned by them will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE STOCKHOLDERS. ANY SUCH SOLICITATION WHICH THE COMPANY, PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY OR SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

PLANS FOR THE COMPANY

     Upon consummation of the Merger, Parent intends to continue to review the combined company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and management and consider if any changes would be desirable in light of the circumstances then existing. Upon consummation of the Merger, Parent also intends to continue to identify synergies and cost savings.

     Except as noted in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's corporate structure, its Board or business.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. Capitalized terms used and not defined herein have the respective meanings assigned to them in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, as set forth in Section 8.

     The Offer. The Merger Agreement provides that Purchaser will commence the Offer no later than five business days after the date of the initial public announcement of the Merger. Purchaser has agreed to accept for payment Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following the Expiration Date (at which time all conditions to the Offer (the "Offer Conditions") will have been satisfied or waived by the Purchaser). The obligation of Purchaser to accept for payment, purchase and pay for Shares is subject only to such Offer Conditions and the Minimum Condition (any of which may be waived in whole or in part by the Purchaser except for the Minimum Condition), without the prior written consent of the Company. Pursuant to the Merger Agreement, Purchaser reserved the right, subject to compliance with the Exchange Act, to modify the terms and conditions of the Offer, provided, however, that without the written consent of the Company, Purchaser may not (i) decrease the Per Share Amount payable in the Offer (i.e., the Offer Price), (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) impose conditions to the Offer in addition to the Offer Conditions or which modify the Offer Conditions in a manner adverse to the holders of the Shares, or (v) amend any other term of the Offer in a manner adverse to the holders of Shares provided, however, that nothing contained in the Merger Agreement prohibits Purchaser from waiving satisfaction of any condition of the Offer other than the Minimum Condition. Purchaser may, without the consent of the Company, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date of the Offer (the initial scheduled expiration date being 20 business days following the commencement of the Offer), if at the scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived and, at the Company's request and subject to Purchaser's right to terminate the Merger Agreement as provided therein, Purchaser will extend the Offer for additional periods, unless the only conditions not satisfied or waived on the scheduled expiration date are one or more of the Minimum Condition and certain of the Offer Conditions, provided that (A) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions will have been publicly disclosed at least five business days before termination of the Offer and (B) if certain conditions have not been satisfied and the failure to so satisfy can be remedied, the Offer will not be terminated unless the failure is not remedied within 30 calendar days after Purchaser has furnished the Company written notice of such failure, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (iii) extend the Offer for an aggregate period of not more than five business days beyond the latest expiration date permitted under clause (i) or (ii) above if a sufficient number of Shares have not been tendered so that the Merger could be effected without a meeting of the Company's Stockholders in accordance with Section 253 of the DGCL.

     Board Representation. The Merger Agreement provides that, promptly upon Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Offer, either (i) a majority of the members of the Board will resign, and the remaining members of the Board will fill such vacancies with persons designated by the Purchaser or (ii) the size of the Board will be expanded and the vacancies will be filled with persons designated by the Purchaser such that Purchaser's designees will constitute a majority of the members of the Board. In either case, at all times thereafter through the Effective Time a majority of the members of the Board will be persons designated by the Purchaser.

     The Company's obligation to appoint designees to the Board will be subject to Section 14(f) of the Exchange Act ("Section 14(f)") and Rule 14f-1 ("Rule 14f-1") promulgated thereunder and the Company has agreed to take all actions required by Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement and will include in its Schedule 14D-9 such information with respect to the Company and its officers and directors as
Section 14(f) and Rule 14f-1 require to fulfill such obligations. Parent and Purchaser have agreed to supply information to the Company and will be solely responsible for any information with respect to either of them and their respective nominees, officers, directors and affiliates as required by Section 14(f) and Rule 14f-1.

     Following election of Purchaser's designees to the Board prior to the Effective Time, any amendment of the Merger Agreement, the amended and restated certificate of incorporation or by-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, or any waiver of any of the Company's rights thereunder, will require the approval of a majority of the directors of the Company then in office who are directors as of the date of the Merger Agreement or persons designated by such directors who were neither designated by Purchaser nor employees of the Company ("Continuing Directors"). Prior to the Effective Time, the Company and Purchaser agree to use all reasonable efforts to ensure that the Board at all times includes at least three Continuing Directors. At the Effective Time, the directors of the Purchaser on such date will be the directors of the Surviving Corporation.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with DGCL, at the Effective Time, the Purchaser will be merged with and into the Company, the separate corporate existence of Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation").

     Consideration to be Paid in the Merger. The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of the Stockholders or the holders of any shares of capital stock of Purchaser, (i) each Share (excluding Shares owned by the Company's direct or indirect wholly-owned Subsidiaries or Company Common Stock held in treasury or by Parent Companies, and the Dissenting Stockholders) will be canceled and converted into the right to receive the Merger Consideration, without interest thereon, less any required withholding of taxes, upon the surrender of the certificate formerly representing the Share, (ii) each Share issued and outstanding and owned by any of the Parent Companies or any of the Company's direct or indirect wholly-owned Subsidiaries or authorized but unissued shares of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time of the Merger will cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist and
(iii) each share of common stock of Purchaser that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

     Dissenting Shares. To the extent required by the DGCL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by Stockholders who dissent from the Merger and require appraisal of such Shares in accordance with Section 262 of the DGCL (or any successor provision thereof) ("Dissenting Shares"), will not be converted into the right to receive the Merger Consideration. The Dissenting Shares, however, will become entitled to receive such consideration as may be determined to be due such Dissenting Stockholder under the DGCL; provided however, that if any Dissenting Stockholder subsequently withdraws his or her demand for appraisal or fails to establish or perfect or otherwise loses such holder's appraisal rights as provided by applicable law, then such Dissenting Stockholder will forfeit the right to appraisal of such Shares and such Shares will thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest. The Company has agreed to promptly notify Parent and Purchaser of any written demands or withdrawals of demands for appraisal and any other related instruments received by the Company, as well as the opportunity to direct all negotiations and proceedings with respect to any such demands for appraisal. The Company has agreed that it will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle, offer or otherwise negotiate to settle any demand.

     Company Stock Options. The Merger Agreement provides that each warrant to purchase shares of the Company's common stock and each option granted to a Company employee, consultant or director pursuant to the Company's Amended and Restated Employee Stock Option Plan, as amended, the Amended and Restated 1993 Directors Non-Qualified Stock Option Plan or the Amended and Restated 1995 Directors Non-Qualified Stock Option Plan (each such warrant and option hereinafter is referred to as an "Option"), that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share will, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (i) the number of shares of the Company's common stock subject to the Option and (ii) the excess of the Per Share Amount over the exercise price of such Option. In addition, each Option that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, will, effective as of the Effective Time, with respect to which, as of the Effective Time, the Per Share Amount does not exceed the exercise price per share, will, effective as of immediately prior to the Effective Time, be canceled and no payments will be made with respect thereto. The Merger Agreement also provides that, immediately prior to the Effective Time, each share of the Company's common stock previously issued in the form of restricted stock issued pursuant to the Company's Amended and Restated 1995 Restricted Stock Bonus Plan will fully vest and all restrictions thereon will be removed, and each share of the Company's common stock previously issued in the form of awards of Time-Lapse Restricted Stock, Performance-Contingent Restricted Stock and Performance Shares pursuant to the Company's Amended and Restated 1995 Equity Incentive Plan and which, as of immediately prior to the Effective Time, have been earned in accordance with the provisions of such plan, will fully vest, and all restrictions thereon will be removed with any unearned awards under such plan to be canceled except for the issuance of 1,600 shares, which the Board may, in its discretion, determine to issue and vest.

     6% Convertible Preferred Securities. Parent and Purchaser shall assume the Company's obligations with respect to the 6% Convertible Preferred Securities, including without limitation, complying with the applicable provisions of (i) the Indenture, dated as of April 1, 1996, between the Company and the Bank of New York, as trustee, with respect to the Company's 6% Convertible Junior Subordinated Deferrable Interest Debentures Due 2016, (ii) the Amended and Restated Declaration of Trust of Greenfield Capital Trust, dated as of April 1, 1996, and (iii) the Preferred Securities Guarantee Agreement between the Company and the Bank of New York dated as of April 24, 1996.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company and its Subsidiaries with respect to (i) corporate organization, good standing and corporate power, (ii) capitalization, (iii) corporate authority to enter into the Merger Agreement (iv) consents and approvals, (v) accuracy of Commission reports and financial statements, (vi) absence of certain changes or events, (vii) litigation and liabilities, (viii) accuracy of information supplied by the Company for the Offer Documents, Schedule 14D-9, the Rule 14f-1 Information Statement and the Proxy Statement, and any amendments or supplements thereto, (ix) ERISA matters, (x) brokers' and finders' fees and expenses, (xi) obtaining the opinions of financial advisors as to the fairness of the cash consideration to be received by the Stockholders pursuant to the Offer from a financial point of view, (xii) compliance with laws and permits,
(xiii) takeover statutes, (xiv) amendments to the Rights Agreement, (xv) contracts and (xvi) changes in equity interest.

     Parent and Purchaser have also made certain representations and warranties with respect to (i) corporate organization, good standing and corporate power,
(ii) corporate authority to enter into the Merger Agreement, (iii) consents and approvals, (iv) brokers' and finders' fees and expenses and (v) financing.

     No representations and warranties made by the Company, Parent or Purchaser will survive beyond the earlier of (i) termination of the Merger Agreement or,
(ii) the Effective Time, in the case of the representations and warranties of Parent or Purchaser or the purchase of Shares by Purchaser pursuant to the Offer, in the case of representations or warranties of the Company. The Confidentiality Agreement (as defined below) will survive any termination of the Merger Agreement and the provisions of such agreement will apply to all information and material delivered by any party thereunder.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from October 10, 1997 (the date of the Merger Agreement) to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice and use all commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current employees and preserve its relationships with customers, suppliers and others having significant dealings with it. Except as otherwise permitted in the Merger Agreement, the Company has further agreed that prior to the Effective Time, neither the Company, nor any of its Subsidiaries will, without the prior written consent of Parent, (i) (except for shares to be issued or delivered pursuant to the Company's Stock Plans for options outstanding on the date of the Merger Agreement) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of, (A) any additional securities (including the Shares) or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or securities or rights convertible into, or evidencing the right to subscribe for, any shares of capital stock or any other securities in respect of, in lieu of, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement, (ii) redeem, purchase, or otherwise acquire, any shares of outstanding capital stock, including the Shares, or any rights, warrants or options to acquire any such Shares or other securities (except for Shares of restricted stock forfeitable under the terms of any of the Stock Plans), (iii) split, combine, subdivide, or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock, including the Shares, or otherwise make any payments to Stockholders in their capacity as such (other than the declaration and payment of any regular quarterly cash dividend on the Shares and except for dividends by a wholly-owned Subsidiary),
(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger), (v) adopt any amendments to its certificate or articles of incorporation or bylaws or alter by merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company, (vi) make any acquisition by means of merger, consolidation or otherwise, or disposition (other than acquisitions or dispositions of assets in the ordinary course of business consistent with past practice), of assets or securities, or mortgage or otherwise encumber or subject to lien any of its assets or properties, other than in the ordinary course of business consistent with past practice, (vii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or sell any debt securities or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly-owned subsidiary of the Company or, except as set forth in the Merger Agreement, make any further commitments for capital expenditures in excess of $500,000 individually, or $3,000,000 in the aggregate, (viii) grant any material increases in the compensation of any of its directors, officers or key employees, except in the ordinary course of business and in accordance with past practice, (ix) pay or agree to pay any pension, retirement allowance or other employee benefit not contemplated or required by any existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date of the Merger Agreement to any past or present officer or director of the Company, (x) enter into any new or materially amend any existing employment, severance or termination agreements with any director or officer of the Company, (xi) except in the ordinary course of business consistent with past practice, or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement if such amendment would have the effect of materially enhancing any benefits thereunder, (xii) settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate, any material contracts or waive, release or assign any material rights or claims, (xiii) make any material change, other than in the ordinary course of business consistent with past practice or as required by applicable law, regulation or, change in generally accepted accounting principles, in accounting policies or procedures applied by the Company (including tax accounting policies and procedures), (xiv) except as required by applicable law or regulation, make any tax election or permit any insurance policy naming it as beneficiary or a loss payable payee to be cancelled or terminated, (xv) amend or alter the Rights Agreement in a manner adverse to Parent's, Purchaser's or the Company's ability to commence or consummate the transactions contemplated by the Merger Agreement, or (xvi) authorize or enter into a contract or other agreement to do any of the foregoing.

     No Solicitation. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents will immediately cease any existing discussions or negotiations, if any, with any parties conducted with respect to any Takeover Proposal (as hereafter defined). Prior to the consummation of the Offer, the Company, its Subsidiaries, directors, employees, representatives and agents may, directly or indirectly, furnish information and access, in each case only in response to a Third Party Proposal made after the date of the Merger Agreement which was not initiated, solicited or encouraged by the Company or any of its affiliates or their respective officers, directors, employees, representatives or agents (pursuant to appropriate confidentiality agreements the benefit of the terms of which, if more favorable than the confidentiality agreement with Parent, will be extended to Parent), and may participate in discussions and negotiate with such entity or group concerning any Takeover Proposal if a majority of the Company's Board determines, in its good faith judgment, based on the opinion of independent legal counsel to the Company, that failing to take such action would constitute a breach of the Board's fiduciary obligations to the Stockholders under applicable law. The Company will promptly notify Parent if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and will, in any such notice to Parent, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer, or any such inquiry or contact. The Company must keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board withdrawing, modifying or amending its recommendation of the Offer, the Merger and other transactions contemplated thereby. Except as set forth in the Merger Agreement, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, encourage, solicit, participate in or initiate negotiations with, or provide any information to, any corporation, partnership, person, or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser, or any designees of Parent or Purchaser) concerning any Takeover Proposal. The Merger Agreement provides that nothing contained therein shall prevent the Company or the Board from taking and disclosing to the Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Stockholders with respect to any Third Party Proposal if (i) in the good faith judgment of the Board, following receipt of advice from outside counsel, such disclosure is required by reason of the Board's fiduciary duties to the Stockholders under applicable law, and (ii) the Company will have provided Parent and Purchaser with as much advance notice of its position and proposed disclosure as is possible under the circumstances; provided, however, that neither the Company nor its Board nor any committee thereof will, except as provided in the Merger Agreement, withdraw or modify or propose to withdraw or modify, its position with respect to the Offer, the Merger or the Merger Agreement or approve or recommend, or propose to approve or recommend, any Takeover Proposal. For purposes of the Merger Agreement, a "Third Party Proposal" means an unsolicited, bona-fide proposal from a third party which proposal was not solicited by or on behalf of the Company in violation of the Merger Agreement and which, the Board determines in good faith and upon the advice of a financial advisor of nationally recognized reputation, has the capacity and is reasonably likely to consummate a Superior Proposal. For purposes of the Merger Agreement, a "Takeover Proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any Significant Subsidiary of the Company, or any proposal or offer to acquire in any manner a substantial equity interest in or a substantial portion of the assets of the Company or its Significant Subsidiaries (other than as contemplated by the Merger Agreement).

     Conditions to the Offer. Pursuant to the Merger Agreement, Purchaser is not obligated to accept for payment any Shares until the expiration of all applicable waiting periods under the HSR Act and satisfaction of the Minimum Condition. In addition, Purchaser is not required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, any Shares tendered pursuant to the Offer or may, subject to the terms of the Merger Agreement, terminate or amend the Offer if, on or after October 10, 1997, and at or before the time of payment for any such Shares, any of the following events occurs (or become known to Parent) and remains in effect: (a) there has occurred and is continuing as of the then scheduled expiration date of the Offer (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions, or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly involving the United States, (iv) any material limitation (whether or not mandatory) by any governmental or regulatory authority, agency or commission, domestic or foreign ("Governmental Entity"), on the extension of credit by banks or other lending institutions in the United States, (v) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; (b)(i) the Company has breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement, (ii) any representation or warranty of the Company set forth in the Merger Agreement which is qualified by materiality is not true and correct as of the date of the Merger Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer or (iii) any representation or warranty of the Company set forth in the Merger Agreement which is not qualified by materiality is not true and correct in all material respects, as of the date of the Merger Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer, except in the case of clause (ii) and (iii) above for representations and warranties which by their terms speak only as of another date, which representations and warranties, if qualified by materiality, will not have been true and correct as of such other date; (c) any court or Governmental Entity will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) restricts (other than restrictions which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially restrict the ability of Parent and Purchaser to consummate the Offer and the Merger as originally contemplated by Parent and Purchaser), prevents or prohibits consummation of the Offer or the Merger (ii) prohibits or limits (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Merger Agreement), the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or as a result of the Offer or the Merger compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of their respective business or assets, (iii) imposes limitations (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Merger Agreement) on the ability of Parent or any subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Stockholders including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (iv) requires divestiture by Parent or any affiliate of Parent of any Shares or (v) otherwise materially adversely affects the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole; (d) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or Purchaser with or from any governmental entity in connection with the execution and delivery of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement will not have been made or obtained as of the then scheduled expiration date of the Offer (other than the failure to receive any consent, registration, approval, permit or authorization or to make any notice, report or filing that, in the aggregate, is not reasonably likely to have a Material Adverse Effect on Parent, Purchaser or the Company, or would not prevent the consummation of the Offer or the Merger); (e) any change or development in the financial condition, properties, business, results of operations or prospects of the Company and its Subsidiaries that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; (f) the Board (or a special committee thereof) withdraws or amends, or modifies in a manner adverse to Parent and Purchaser its recommendation of the Offer or the Merger, or endorses, approves or recommends any Superior Proposal; or (g) the Merger Agreement has been terminated by the Company, Parent or Purchaser in accordance with its terms or such parties have reached an agreement or understanding in writing providing for termination or amendment of the Offer or delay in payment for the Shares. A "Material Adverse Effect" shall mean any adverse change(s) in the financial condition, properties, business, results of operations or prospects of the Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, which individually or in the aggregate is or are material to the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, other than (i) any change or effect arising out of general economic conditions or (ii) any change or effect which the Company or Parent, as the case may be, has disclosed in writing, prior to the date of the Merger Agreement, to Parent or the Company, as the case may be, has occurred or is likely to occur.

     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser, and may be asserted by Parent or Purchaser or may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

     Conditions to the Merger. The Merger Agreement provides that the obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by applicable law, the Company Stockholder Approval will have been obtained in accordance with applicable law and the Company's amended and restated certificate of incorporation; provided that Parent and Purchaser will vote all of their Shares in favor of the Merger; (b) no statute, rule, regulation, executive order, decree, ruling or injunction or other order issued by any court, governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated by the Merger Agreement not be consummated; provided, however, that prior to invoking this condition each party will use its best efforts to have any such decree, ruling, injunction or order vacated; (c) all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated thereby have been obtained and be in effect at the Effective Time (unless the failure to obtain any such consent would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, as a whole (assuming the Merger had taken place)), and the waiting periods under the HSR Act will have expired or have been terminated; and (d) Purchaser has purchased all Shares tendered pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time by the mutual written consent of Parent and the Company. In addition, the Merger Agreement may be terminated as follows:

          (1) by Parent or the Company if (i) any governmental or regulatory agency located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations will have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or Merger and such order, decree or ruling or other action will have become final and nonappealable; provided, that Parent will, if necessary to prevent the taking of such action or the enaction, enforcement, promulgation, amendment, issuance or application of any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such businesses and assets is not material to the assets or profitability of Parent and its subsidiaries taken as a whole, or (ii) due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Purchaser fails to pay for the Shares pursuant to the Offer on or before the Outside Date, unless such failure results from or is caused by the failure of the party seeking to terminate the Merger Agreement to perform in any material respect any of its respective covenants or agreements in the Merger Agreement. As defined in the Merger Agreement, an "Outside Date" means the later of (not to exeed 180 days) (A) 90 days from the date of the Merger Agreement, or (B) the date on which either the applicable HSR Act waiting period expires or been terminated or the final terms of a consent decree between Parent and the Antitrust Division of the Department of Justice (the "Antitrust Division") (the "Consenting Parties") with respect to the Offer and Merger has been agreed to by the Consenting Parties, or an order of a federal district court finding that the Merger does not violate the federal antitrust laws will have been issued or the Antitrust Division will have otherwise authorized Parent to acquire Shares pursuant to the Offer.

          (2) at any time prior to the Effective Time, by action of the Company's Board: (a) if (i) the Company, based on the advice of outside legal counsel to the Company that such action is necessary in order for the Board to comply with its fiduciary duties under applicable law, subject to complying with the terms of the Merger Agreement, enters into a binding written agreement concerning a transaction that constitutes a Superior Proposal (as hereafter defined) if prior thereto, the Company notifies Parent in writing that it intends to enter into such an agreement and (ii) Parent does not make, within two business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer to enter into an amendment to the Merger Agreement such that the Board determines, in good faith after consultation with its financial advisors, that the Merger Agreement as so amended is at least as favorable, from a financial point of view, to the Stockholders as the Superior Proposal. The Company further agreed (A) that it will not enter into a binding agreement with respect to clause (i) in the preceding sentence until at least the third business day after it has provided the notice to Parent required thereby and (B) to notify Parent promptly of its intention to enter into a written agreement referred to in its notification will change at any time after giving such notification. For purposes of the Merger Agreement, the term "Superior Proposal" means a Third Party Proposal to acquire all of the outstanding Shares pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company, on terms which a majority of the members of the Board determines in its good faith reasonable judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its Stockholders than the transactions contemplated by the Merger Agreement; (b) if (i) Purchaser has (x) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (y) failed to pay for the Shares pursuant to the Offer as provided in the Merger Agreement or (z) terminated the Offer without purchasing Shares pursuant to the Offer, or (ii) there has been a material breach by Parent or Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by the Company to the breaching party.

          (3) at any time prior to the Effective Time, by action of the Board of Directors of Parent if (i) the Board of Directors of the Company has withdrawn or adversely modified its approval or recommendation of the Merger Agreement or failed to reconfirm its recommendation of the Merger Agreement within five business days after a written request by Parent to do so, (ii) there has been a breach by the Company of any representation, warranty, covenant, or agreement contained in the Merger Agreement that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by Parent to the party committing such breach, or (iii) on a scheduled expiration date all conditions to Purchaser's obligation to accept for payment and pay for the Shares pursuant to the offer will have been satisfied or waived other than the Minimum Condition, and Purchaser terminates the Offer without purchasing Shares pursuant to the Offer (provided that the satisfaction or waiver of all other conditions will have been publicly disclosed at least five business days prior to termination of the Offer), or (iv) Purchaser has otherwise terminated the Offer in accordance with the terms of the Merger Agreement without purchasing Shares pursuant to the Offer.

     Fees and Expenses. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses. Pursuant to the Merger Agreement, in the event that the Merger Agreement is terminated and the Merger is abandoned, the Merger Agreement and the obligations thereunder will become void (except for those obligations relating to termination, fees and expenses and confidentiality), with no liability on the part of any party to the Merger Agreement or such party's directors, officers, employees, agents, legal and financial advisors or other representatives. In the event that the Merger Agreement is terminated by the Company in the circumstances described in clause (2)(a) of the preceding section entitled, "Termination," or by the Parent in the circumstances described in clause (3)(i) of such section, the Company shall promptly, but in no event later than two days after the date of such termination or event, pay Parent a termination fee of $30 million. In addition, in the event that prior to the termination of the Merger Agreement any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) makes a Third Party Proposal and within six months following the date of such Third Party Proposal, such person or group acquires, directly or indirectly, the Company, a substantial portion of its assets or more than 50% of the Company's then outstanding common stock for a per share consideration (or equivalent thereof) having a value greater than the Per Share Amount to be paid under the Merger Agreement, then the Company will promptly pay, within one day of such event, a termination fee of $30 million.

     Parent has agreed to pay the Company all of the Company's out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including fees of its printer, consultants, attorneys, accountants and financial and other advisors, not to exceed $5 million if the Merger Agreement is terminated by Parent pursuant to clause (3)(iii) or by the Company pursuant to clause (2)(b) of the preceding section entitled, "Termination." Such expenses are payable promptly and in any event no later than two business days after the date such termination or event shall have occurred. The Company has agreed to pay Parent all of

Parent's or Purchaser's out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including the fees and expenses of its printer, consultants, attorneys, accountants, financial advisors and other advisors, not to exceed $5 million, if the Merger Agreement is terminated by Parent or Purchaser pursuant to clause (3)(ii) of the preceding section entitled, "Termination." Such expenses are payable promptly and in any event no later than two business days after the date such events shall have occurred.

     Indemnification. The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the amended and restated certificate of incorporation and bylaws of the Company on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company with respect to actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided, however, that in the event that any claims are asserted or made within a six-year period, all rights to indemnification in respect of any such claims will continue until disposition of such claims.

     The Merger Agreement further provides that for a period of not less than six years Parent will cause to be maintained in effect for the Company's present or former directors or officers or other employees covered by the Company's insurance policies prior to the Effective Time (the "Indemnified Parties"), the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated in the Merger Agreement), provided that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions that are no less advantageous to the Indemnified Parties and provided further that such substitution does not result in gaps in coverage with respect to matters occurring prior to the Effective Time. The Merger Agreement provides that the indemnification provisions are for the benefit of the Indemnified Parties and is binding on all successors and assigns of Parent, Purchaser, the Company and the Surviving Corporation.

     Consents, Approvals, Filings. The Merger Agreement provides that subject to the terms of the Merger Agreement, each of the parties thereto will use their respective best efforts, and will cooperate with each other to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers, including, without limitation, approvals with respect to the HSR Act, required in order to consummate the transactions contemplated by the Merger Agreement, the Offer and the Merger.

     Employee Benefit Matters. The Merger Agreement provides that, for a period of one year following the Effective Time, Parent will provide employee benefit plans and programs for the benefit of the employees of the Company and its Subsidiaries (other than those employees covered by collective bargaining agreements) that are in the aggregate no less favorable than the employee benefit plans and programs offered to such employees immediately prior to the Closing (excluding plans or programs which provide for the issuance of Shares or options on Shares). In addition, the Merger Agreement provides that employees covered by collective bargaining agreements will be provided with such benefits as will be required under the terms of any applicable collective bargaining agreement.

     Parent has also agreed to cause the Surviving Corporation to honor and perform (without modification) the written employment agreements, severance agreements and other agreements of the Company, as in effect as of the date of the Merger Agreement. Parent agreed that, after the Effective Time, the Surviving Corporation or its subsidiaries will pay all amounts provided under all contracts and agreements of the Company and its subsidiaries and all benefit obligations of the Company and its subsidiaries, including, without limitation, the change in control agreements entered into between the Company and its subsidiaries and their officers (the "Change in Control Agreements") (or honor the provisions of the Change in Control Agreements in the case where no payment by the Surviving Corporation or its subsidiaries is required) conditioned on a change in control of the Company in accordance with the terms of such Change in Control Agreements.

     Amendment. Subject to the applicable provisions of the DGCL and certain other provisions of the Merger Agreement, at any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document, certificate or writing delivered pursuant thereto, or (iii) waive compliance by the other party with any of the conditions or agreements contained in the Merger Agreement. Any agreement to amend the Merger Agreement on the part of any party must be set forth in writing and signed on behalf of such party. The failure of either party to assert any of its rights under the Merger Agreement shall not act as a waiver of such rights.

CONFIDENTIALITY AGREEMENT

     On August 13, 1997, the Company and Parent signed a confidentiality and standstill agreement (the "Confidentiality Agreement") providing that, subject to the terms of the agreement, each company will keep confidential certain non-public information furnished by the other. In addition, under the terms of the Confidentiality Agreement, and subject to certain limitations, Parent agreed that, without the prior written consent of the Company, (1) for a period of three years, neither it nor its affiliates or representatives will solicit to employ any of the current officers or key employees of the Company with whom Parent has had contact or who were specifically identified to Parent during the course of its investigation of the Company and (2) for a period of two years, neither it nor its affiliates or representatives will (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the Exchange Act);
(c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

APPRAISAL RIGHTS

     Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures have been complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price, the Merger Consideration or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     Dissenting Shares will not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares will be entitled to receive such consideration as shall be determined pursuant to the DGCL; provided, however, that if any such holder shall have failed to perfect or shall withdraw his demand for appraisal or otherwise lose his right to appraisal and payment under the DGCL, such holder will forfeit the right to appraisal and such Shares will thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest, less any withholding taxes, and such Shares shall no longer be Dissenting Shares.

     The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights, if any, in connection with the Merger will receive additional information concerning any available appraisal rights and the procedures to be followed in connection therewith before such Stockholders have to take any action relating thereto.

EXEMPTION OF OFFER AND MERGER FROM EFFECT OF RIGHTS AGREEMENT

     The Company has represented in the Merger Agreement that it has amended the Rights Agreement to provide, among other things, that Parent and Purchaser will not be deemed an "Acquiring Person" (as defined in the Rights Agreement), and that the Rights will not separate from the Shares as a result of entering into the Merger Agreement, commencing or consummating the Offer or consummating the Merger pursuant to the terms of the Merger Agreement.

13. DIVIDENDS AND DISTRIBUTIONS

     Except as otherwise provided in the Merger Agreement or the schedules thereto, the Company has agreed that prior to the Effective Time neither it nor any of its Subsidiaries, as the case may be, will, without the prior consent of Parent, (i) except for shares to be issued or delivered pursuant to the Company's Stock Plans for options outstanding on the date of the Merger Agreement, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition, pledge or other encumbrance of any additional shares of capital stock of any class, including the Shares, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or any other securities in respect of, in lieu of or in substitution for, Shares outstanding on the date of the Merger Agreement or (ii) purchase, redeem or otherwise acquire, or propose any of the foregoing with respect to any of the Company's outstanding capital stock, including the Shares, or any rights, warrants or options to acquire any such Shares, except for shares of restricted stock forfeitable under the terms of any of the Company's Stock Plans or other securities, (iii) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of any of the Company's capital stock, including the Shares, or otherwise make any payments to Stockholders, except for the declaration and payment of any regular quarterly cash dividend on the Shares and for dividends by a wholly-owned Subsidiary of the Company.

14. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, any Shares until (i) the expiration of all applicable waiting periods under the HSR Act and
(ii) the Minimum Condition shall have been satisfied. In addition, Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or for, any Shares tendered pursuant to the Offer or may, subject to the provisions of the Merger Agreement, terminate or amend the Offer on or after October 10, 1997, and at or before the time of payment for any of such Shares, if any of the following events shall occur (or become known to Parent) and remain in effect:

          (a) there shall have occurred and be continuing as of the then scheduled expiration date of the Offer (1) any general suspension of trading in, or limitation on prices for, trading in securities on the NYSE or the Nasdaq National Market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or any limitation by federal or state authorities on the extension of credit by lending institutions, or a disruption of or material adverse change in the syndication market for credit facilities or the financial, banking or capital markets, (3) a commencement or escalation of a war, armed hostilities or other international or national calamity directly involving the United States, (4) any material limitation (whether or not mandatory) by any Governmental Entity, on the extension of credit by banks or other lending institutions in the United States, or (5) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (b)(i) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement; (ii) any representation and warranty of the Company set forth in the Merger Agreement which is qualified as to materiality shall not have been true and correct as of the date of the Merger Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer or (iii) any representation and warranty of the Company which is not so qualified as to materiality shall not have been true and correct in all material respects as of the date of the Merger Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer, except in the case of clauses (ii) and (iii), for representations and warranties which by their terms speak only as of another date, which representations and warranties, if qualified by materiality, shall not have been true and correct as of such date and, if not qualified, shall not have been true and correct in all material respects as of such other date;

          (c) any court or Governmental Entity issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) restricts (other than restrictions which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially restrict the ability of Parent and Purchaser to consummate the Offer and the Merger as originally contemplated by Parent and Purchaser), prevents or prohibits consummation of the Offer or the Merger, (ii) prohibits or limits (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the businesses and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Merger Agreement) the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its Subsidiaries taken as a whole, or as a result of the Offer or the Merger compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of their respective business or assets, (iii) imposes limitations (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Merger Agreement) on the ability of Parent or any subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Stockholders including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, accepted for payment pursuant to the Offer;

          (d) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or Purchaser with or from any Governmental Entity in connection with the execution and delivery of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement shall not have been obtained or made as of the then scheduled expiration date of the Offer (unless such failure to receive any consent, registration, approval, permit or authorization to make any notice, report or other filing that, in the aggregate, is not reasonably likely to have a Material Adverse Effect on Parent, Purchaser or the Company or would not prevent consummation of the Offer or the Merger);

          (e) any change in the financial condition, properties, business, results of operations or prospects of the Company and its Subsidiaries that individually or in the aggregate has had or is reasonably likely to have a Material Adverse Effect;

          (f) the Company's Board of Directors (or a special committee thereof) has withdrawn or modified in a manner adverse to Parent or Purchaser its recommendation of the Offer or the Merger, or has endorsed, approved or recommended any Superior Proposal; or

          (g) the Merger Agreement shall have been terminated by Company, Parent or Purchaser in accordance with its terms, or the Offer shall have been amended or terminated pursuant to a written agreement between Parent or Purchaser and the Company.

     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser, and may be asserted by Parent or Purchaser or may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. CERTAIN LEGAL MATTERS

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, but without any independent investigation, neither Purchaser nor Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws" and "Foreign Approvals." While Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 14.

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. See Section 2.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar-day waiting period following the filing of a Notification and Report Form with respect to the Offer (the "HSR Filing") by Parent. Such filing was made on October 15, 1997, and the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on October 30, 1997, unless early termination of the waiting period is granted or Parent receives a request for additional information or documentary material prior thereto. Pursuant to the HSR Act, Parent is expected to request early termination of the waiting period applicable to the Offer. There can be no assurances, however, that the 15-day waiting period under the HSR Act will be terminated early. If, within such 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the

Purchaser's acquisition of Shares, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties and state attorneys general may also bring legal action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Parent and the Company are engaged, Parent and the Purchaser believe that the acquisition of Shares by Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisitions of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in those states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that the laws were applicable only under certain conditions.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

     Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval of either the business combination or the transaction that resulted in the stockholder becoming an "interested stockholder." The Company has represented in the Merger Agreement that it approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has taken all necessary steps to render
Section 203 of the DGCL inapplicable to the Merger Agreement, Offer and the Merger and the transactions contemplated thereby.

     Foreign Approvals. According to publicly available information, the Company also owns property and/or conducts business in a number of other countries and jurisdictions, including Germany, Mexico, Italy, Switzerland, Canada, Israel and the United Kingdom. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. In addition, the waiting period prior to consummation of the Offer associated with such filings or approvals may extend beyond the scheduled Expiration Date. However, there is no present intention to delay the acceptance for payment of or the payment for Shares pursuant to the Offer pending the completion of such filings and the obtaining of such approvals. The governments in such countries and jurisdictions might also attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

     Germany. The Company has informed the Purchaser that the Company conducts certain operations in Germany. The acquisition of the Company by the Purchaser would therefore have an effect within the area of application of the German Act Against Restraints of Competition (the "AARC") pursuant to Section 98, paragraph 2 of the AARC. Consequently, the proposed acquisition constitutes a merger subject to merger control by the German Federal Cartel Office ("FCO"). As the consolidated world-wide turnover of the Purchaser in the financial year ended June 30, 1997, exceeded DM 2 billion, the proposed acquisition must be notified to the FCO prior to completion and a filing is therefore being submitted to the FCO. Under the AARC, the substantive test for clearance is whether the notified merger will create or strengthen a dominant market position and, if so, whether any such dominance is likely to be outweighed by any countervailing competitive benefits from the Merger. After filing the pre-merger notification, completion of the proposed acquisition will need to be suspended until either (i) the applicable waiting periods under the AARC have expired without the FCO having prohibited the acquisition, or (ii) the FCO has notified the parties that the conditions for prohibiting the proposed acquisition are not fulfilled.

16. FEES AND EXPENSES

     Merrill Lynch is acting as Dealer Manager in connection with the Offer and is acting as financial advisor to Parent in connection with the Offer and the Merger. Parent has agreed to pay Merrill Lynch for its services an advisory fee of $1 million which became payable upon the execution of the Merger Agreement, and a transaction fee of not more than $4 million (less any fees theretofore paid), payable upon consummation of an Acquisition Transaction. "Acquisition Transaction" has been defined to include (i) any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with that of Parent or one of its affiliates, (ii) the acquisition, directly or indirectly, by Parent or one of its affiliates by way of a tender or exchange offer, negotiated purchase or other means of at least 50% of the then outstanding capital stock of the Company, (iii) the acquisition, directly or indirectly, by Parent or one of its affiliates of all or a substantial portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, the Company or (iv) the acquisition, directly or indirectly, by Parent or one of its affiliates of control of the Company otherwise than through the acquisition of the Company's voting capital stock. Parent has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of legal counsel incurred in connection with its engagement. Parent and Purchaser agree to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. Merrill Lynch and its affiliates have in the past provided financial services to both Parent and the Company unrelated to the proposed Offer and Merger, for which services Merrill Lynch and such affiliates have received compensation. In the ordinary course of business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Parent and the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Purchaser has retained Georgeson & Company Inc. to act as the Information Agent, and ChaseMellon Shareholder Services, L.L.C. to act as the Depositary, in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

     Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-1 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 8 above (except that they will not be available at the regional offices of the Commission).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                                    KENNAMETAL ACQUISITION CORP.
October 17, 1997

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

A. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

     The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, the business address of each such person is c/o Kennametal Inc., State Route 981 South, P.O. Box 231, Latrobe, Pennsylvania 15650, and each such person is a citizen of the United States.

William R. Newlin.............   Chairman of the Board since 1996 and Director
                                 since 1982. Managing Director of Buchanan
                                 Ingersoll Professional Corporation (attorneys at law). Managing General Partner of CEO
                                 Venture Funds (private venture capital funds).
                                 Director of Black Box Corporation, National
                                 City Bank of Pennsylvania, Parker/Hunter
                                 Incorporated, the Pittsburgh High Technology
                                 Council and CME Information Services, Inc. and
                                 Chairman of the Board of JLK Direct
                                 Distribution Inc.

Richard C. Alberding..........   Director since 1982. Retired, having served as
                                 Executive Vice President, Marketing and
                                 International, of Hewlett-Packard Company (a designer and manufacturer of electronic products for measurement and computation).
                                 Director of Walker Interactive Systems, Inc.,
                                 Sybase, Inc., Digital Microwave Corp., Paging
                                 Network, Inc., Quickturn Design Systems, Inc.,
                                 Digital Link Corporation, Storm Technology Inc.
                                 and JLK Direct Distribution Inc.

Quentin C. McKenna............   Director since 1971. Served as Chairman of the
                                 Board of Directors of the Corporation until 1996. Also served as President until July 1989 and as Chief Executive Officer until October
                                 1991. Director of Interlake Corporation.

A. Peter Held.................   Director since 1995. President of Cooper Power
                                 Tools Division of Cooper Industries, Inc. (a manufacturer and marketer of industrial power tools), having served as Vice President and General Manager International of its Champion
                                 Spark Plug Division from 1992 to 1994, and as
                                 Vice President International Operations of its
                                 Cooper Hand Tools Division until 1992.

Aloysius T. McLaughlin, Jr....   Director since 1986. Retired, having served as
                                 Vice Chairman of Dick Corporation (a general contractor) from 1993 to 1995 and as President and Chief Operating Officer from 1985 until
                                 1993. Director of JLK Direct Distribution Inc.

Larry Yost....................   Director since 1987. Senior Vice President,
                                 President, Automotive, and Acting President,
                                 Heavy Vehicle Systems, Rockwell International
                                 Corporation (a provider of components for heavy vehicles), having previously served as
                                 President, Heavy Vehicle Systems, Rockwell
                                 International Corporation from November 1994 until March 1997 and as Senior Vice President of the Operations Group of Allen-Bradley
                                 Company until November 1994.

Peter B. Bartlett.............   Director since 1975. General Partner of Brown
                                 Brothers Harriman & Co. (private bankers).
                                 Director of Erie Indemnity Company, Erie Family
                                 Life Insurance Company and Erie Insurance
                                 Company.

Warren H. Hollinshead.........   Director since 1990. Retired, having served as
                                 Executive Vice President of Westinghouse
                                 Electric Corporation (a technology-based manufacturing, communications and services company) during 1994, having previously served as Executive Vice President--Chief Financial
                                 Officer from January 1991 until March 1994.

Robert L. McGeehan............   Director since 1989. President of Parent since
                                 July 1989 and Chief Executive Officer since
                                 October 1991. Served as Director of
                                 Metalworking Systems Division from 1988 to
                                 1989, and as General Manager of Machining
                                 Systems Division from 1985 to 1988. Director of
                                 JLK Direct Distribution Inc.

David B. Arnold...............   Vice President since 1979. Chief Technical
                                 Officer since 1988.

David T. Cofer................   Vice President since 1986. Secretary and
                                 General Counsel since 1982.

Richard C. Hendricks..........   Vice President since 1982. Director of
                                 Corporate Business Development since 1992.
                                 General Manager of the Mining and Metallurgical
                                 Division from 1990 to 1992.

H. Patrick Mahanes, Jr........   Vice President since 1987. Named Chief
                                 Operating Officer in 1995. Director of
                                 Operations from 1991 to 1995.

Richard J. Orwig..............   Vice President since 1987. Named Chief
                                 Financial and Administrative Officer in 1994.
                                 Director of Administration from 1991 to 1994.

Michael W. Ruprich............   President and Director of JLK Direct
                                 Distribution Inc. and J&L America, Inc. since
                                 April 1997. Served as Director of Global
                                 Marketing and Sales from 1996 to April 1997.
                                 Vice President of Kennametal Inc. and
                                 President, J&L America Inc. from 1994 to 1996.
                                 General Manager of J&L from 1993 to 1994.
                                 National Sales and Marketing Manager from 1992 to 1993. General Manager-East Coast Region from
                                 1990 to 1992.

A. David Tilstone.............   Vice President since July 1997, and Director of
                                 Global Marketing since April 1997. Served as
                                 Manager of Business Development, Asia Pacific in 1994 and Director of Asia Pacific Operations from 1995-1997.

B. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each such person is c/o Kennametal Inc., State Route 981 South, P.O. Box 231, Latrobe, Pennsylvania 15650, and each such person is a citizen of the United States.

             NAME AND                             PRESENT PRINCIPAL OCCUPATION OR
         BUSINESS ADDRESS                   EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-----------------------------------   --------------------------------------------------------
William R. Newlin(1)...............   Director.
Robert L. McGeehan(1)..............   Director, Chief Executive Officer and President.

David T. Cofer(1)..................   Vice President, Secretary and General Counsel.

James E. Morrison..................   Vice President and Treasurer. Vice President of Parent
                                      since 1994 and Treasurer of Parent since 1987.

---------
(1) See information under "Directors and Executive Officers of Parent."

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        The Depositary for the Offer is:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

           By Mail:                     By Facsimile:             By Hand/Overnight Courier:
        P.O. Box 3301             (For Eligible Institutions       120 Broadway--13th floor
 South Hackensack, New Jersey               Only)                  New York, New York 10271
            07606                       (201) 329-8936               Attn: Reorganization
     Attn: Reorganization           Confirm by Telephone:                 Department
          Department                    (201) 296-4209

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                     (LOGO)
                            GEORGESON & COMPANY INC.

                               Wall Street Plaza
                            New York, New York 10005
                           (800) 223-2064 (toll free)
                       BANKERS AND BROKERS CALL COLLECT:
                                 (212) 440-9800

                      The Dealer Manager for the Offer is:
                              MERRILL LYNCH & CO.
                             World Financial Center
                                  North Tower
                         New York, New York 10281-1314
                         (212) 449-8209 (call collect)

                                                                  EXHIBIT (a)(2)

                             LETTER OF TRANSMITTAL
                        TO TENDER SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                          GREENFIELD INDUSTRIES, INC.
            PURSUANT TO THE OFFER TO PURCHASE DATED OCTOBER 17, 1997
                                       BY
                          KENNAMETAL ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                                KENNAMETAL INC.

 ===============================================================================
                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
       12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 14, 1997,
                         UNLESS THE OFFER IS EXTENDED.
 ===============================================================================

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                    By Mail:
                                 P.O. Box 3301
                       South Hackensack, New Jersey 07606

                        Attn: Reorganization Department

                                 By Facsimile:
                        (For Eligible Institutions Only)
                                 (201) 329-8936

                              Confirm by Telephone
                                 (201) 296-4209

                           By Hand/Overnight Courier:
                            120 Broadway--13th Floor
                            New York, New York 10271

                        Attn: Reorganization Department

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE THEREFOR PROVIDED BELOW AND COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW.
     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.
--------------------------------------------------------------------------------
                         DESCRIPTION OF SHARES TENDERED

-------------------------------------------------------------------------------------------------------------------
          NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)               SHARE      NUMBER OF SHARES    NUMBER OF
           (PLEASE FILL_IN, IF BLANK, EXACTLY AS NAME(S)             CERTIFICATES   REPRESENTED BY      SHARES
                 APPEAR(S) ON THE CERTIFICATE(S))                    NUMBER(S)(1)  CERTIFICATE(S)(1)   TENDERED(2)
-------------------------------------------------------------------------------------------------------------------

                                                                   ------------------------------------------------

                                                                   ------------------------------------------------

                                                                   ------------------------------------------------

                                                                   ------------------------------------------------

                                                                   ------------------------------------------------

                                                                   ------------------------------------------------

                                                                   ------------------------------------------------

                                                                   ------------------------------------------------

                                                                   TOTAL SHARES:
-------------------------------------------------------------------------------------------------------------------
  (1) Need not be completed by Stockholders delivering Shares by Book-Entry Transfer.
  (2) Unless otherwise indicated, it will be assumed that all Shares represented by Certificates delivered to the
      Depositary are being tendered. See Instruction 4.

--------------------------------------------------------------------------------

     This Letter of Transmittal is to be completed by holders of Shares (as defined below) of Greenfield Industries, Inc. (the "Stockholders") if certificates evidencing Shares ("Certificates") are to be forwarded with this Letter of Transmittal or if delivery of Shares is to be made by book-entry transfer to an account maintained by ChaseMellon Shareholder Services, L.L.C. (the "Depositary") at The Depository Trust Company ("DTC") or the Philadelphia Depository Trust Company ("PDTC") (each a "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3 of the Offer to Purchase (as defined below).

     Stockholders whose Certificates are not immediately available or who cannot deliver either their Certificates for, or a Book-Entry Confirmation (as defined in Section 3 of the Offer to Purchase) with respect to, their Shares and all other required documents to the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) may tender their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2 hereof. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
    MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH A BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN A BOOK-ENTRY TRANSFER FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER).

Name of Tendering Institution:__________________________________________________

Check Box of Book-Entry Transfer Facility:

[ ] DTC      [ ] PDTC

Account Number:_________________________________________________________________

Transaction Code Number:________________________________________________________

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF
    GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING. PLEASE ENCLOSE A PHOTOCOPY OF SUCH NOTICE OF GUARANTEED DELIVERY.

Name(s) of Registered Holder(s):________________________________________________

Window Ticket Number (if any):__________________________________________________

Date of Execution of Notice of Guaranteed Delivery:_____________________________

Name of Institution Which Guaranteed Delivery:__________________________________

If delivered by book-entry transfer, check box of applicable Book-Entry Transfer
Facility:

[ ] DTC      [ ] PDTC

Account Number:_________________________________________________________________

Transaction Code Number:________________________________________________________

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned hereby tenders to Kennametal Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kennametal Inc., a Pennsylvania corporation ("Parent"), the above-described shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997 (the "Rights Agreement") between Greenfield Industries, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of the Company for $38.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1997 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). The undersigned understands that Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent or to one or more other wholly-owned subsidiaries of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     Subject to, and effective upon, acceptance for payment of, or payment for, Shares tendered with this Letter of Transmittal in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the undersigned hereby sells, assigns, and transfers to, or upon the order of, Purchaser all right, title and interest in and to all of the Shares that are being tendered hereby and any and all other Shares or other securities issued or issuable in respect to such Shares on or after October 10, 1997 (a "Distribution"), and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any Distributions), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver Certificates evidencing such Shares (and any Distributions), or transfer ownership of such Shares (and all Distributions) on the account books maintained by a Book-Entry Transfer Facility together, in any such case, with all accompanying evidences of transfer and authenticity to, or upon the order of, Purchaser, upon receipt by the Depositary as the undersigned's agent, of the purchase price with respect to such Shares; (ii) present such Shares (and any Distributions) for transfer on the books of the Company; and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any Distributions), all in accordance with the terms and subject to the conditions of the Offer.

     The undersigned hereby irrevocably appoints each designee of Purchaser as the attorney-in-fact and proxy of the undersigned, each with full power of substitution, to the full extent of the undersigned's rights with respect to all Shares tendered hereby and accepted for payment and paid for by Purchaser (and any Distributions), including, without limitation, the right to vote such Shares (and any Distributions) in such manner as each such attorney and proxy or his substitute shall, in his sole discretion deem proper. All such powers of attorney and proxies, being deemed to be irrevocable, shall be considered coupled with an interest in the Shares tendered with this Letter of Transmittal. Such appointment will be effective if, when, and only to the extent that, Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by the undersigned with respect to such Shares (and any Distributions) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given with respect thereto (and, if given, will be deemed ineffective). The designees of Purchaser will, with respect to the Shares (and any Distributions) for which such appointment is effective, be empowered to exercise all voting and other rights of the undersigned with respect to such Shares (and any Distributions) as they in their sole discretion may deem proper. Purchaser reserves the absolute right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designees are able to exercise full voting rights with respect to such Shares (and any Distributions), including voting at any meeting of Stockholders then scheduled.

     All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby (and any Distributions). The undersigned, upon request, will execute and deliver any additional documents deemed by the Depositary or Purchaser to be necessary or desirable to complete the sale, assignment and transfer of Shares tendered hereby (and any Distributions). In addition, the undersigned shall promptly remit and transfer to the Depositary for the account of Purchaser any and all Distributions issued to the undersigned on or after October 10, 1997, in respect of the Shares tendered hereby, accompanied by appropriate documentation of transfer, and pending such remittance and transfer or appropriate assurance thereof, Purchaser shall be entitled to all rights and privileges as owner of any such Distributions and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

     The undersigned understands that the valid tender of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions to this Letter of Transmittal will constitute a binding agreement between the undersigned and Purchaser with respect to such Shares, upon the terms and subject to the conditions of the Offer.

     The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, Purchaser, may not be required to accept for payment any of the Shares tendered hereby.

     Unless otherwise indicated in this Letter of Transmittal under "Special Payment Instructions," please issue the check for the purchase price and return any Certificates evidencing Shares not purchased or not tendered, in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of all Shares purchased and return any Certificates evidencing Shares not tendered or not purchased (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that both the "Special Payment Instructions" and the "Special Delivery Instructions" are completed, please issue the check for the purchase price of all Shares purchased and return any such Certificates evidencing Shares not tendered or not purchased (and accompanying documents, as appropriate) in the name(s) of, and deliver such check and return such Certificates (and accompanying documents, as appropriate) to the person(s) so indicated. Unless otherwise indicated in this Letter of Transmittal under "Special Payment Instructions," in the case of a book-entry delivery of Shares, please credit the account maintained by the undersigned at the Book-Entry Transfer Facility indicated above with respect to any Shares not purchased. The undersigned recognizes that Purchaser has no obligation pursuant to the "Special Payment Instructions" to transfer any Shares from the name of the registered holder(s) if Purchaser does not accept for payment any of the Shares tendered hereby.

[ ] CHECK HERE IF ANY OF THE CERTIFICATES EVIDENCING SHARES THAT YOU OWN HAVE
    BEEN LOST OR DESTROYED AND SEE INSTRUCTION 11.

Number of Shares represented by the lost or destroyed certificates:_____________

                          SPECIAL PAYMENT INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

    To be completed ONLY if certificates for Shares are not tendered or not purchased and/or the check for the purchase price of Shares accepted for payment are to be issued in the name of someone other than the undersigned, or if Shares delivered by book-entry transfer that are not purchased are to be returned by credit of an account maintained at a Book-Entry Transfer Facility, other than the account indicated above.

                     Issue check and/or certificate(s) to:

Name:___________________________________________________________________________
                                (Please Type or Print)

Address:________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
                               (Include Zip Code)
________________________________________________________________________________
                 (Tax Identification or Social Security Number)
                      (Also complete Substitute Form W-9)

Credit unpurchased Shares delivered by book-entry transfer to the Book-Entry Transfer Facility account set forth below:

                             [ ] DTC      [ ] PDTC
                                  (check one)

                 ----------------------------------------------
                           (DTC/PDTC Account Number)


                         SPECIAL DELIVERY INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

    To be completed ONLY if Certificates for Shares not tendered or not purchased and/or the check for the purchase price of Shares purchased are to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

                      Mail check and/or Certificate(s) to:

Name:___________________________________________________________________________
                                (Please Type or Print)

Address:________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
                               (Include Zip Code)
________________________________________________________________________________
                 (Tax Identification or Social Security Number)

                                   IMPORTANT
                 STOCKHOLDER: SIGN HERE AND COMPLETE SUBSTITUTE
                              FORM W-9 ON REVERSE

________________________________________________________________________________
                       (SIGNATURE(S) OF STOCKHOLDER(S) )

________________________________________________________________________________
                       (SIGNATURE(S) OF STOCKHOLDER(S) )

Dated: ______________________________ , 1997

(Must be signed by registered holder(s) as name(s) appear(s) on the Certificate or on a security position listing or by person(s) authorized to become registered holder(s) by Certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.)

Name(s)_________________________________________________________________________
                             (PLEASE TYPE OR PRINT)

Capacity (Full Title)___________________________________________________________
                              (SEE INSTRUCTION 5)

Address_________________________________________________________________________

________________________________________________________________________________
                                                              (INCLUDE ZIP CODE)
Daytime Area Code and Telephone No._____________________________________________

                                   _____________________________________________
                                                    (HOME)
                                   _____________________________________________
                                                   (BUSINESS)

Taxpayer Identification or Social Security No.__________________________________
                 (Complete Substitute Form W-9 on Reverse Side)

                           GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)

________________________________________________________________________________
                           (AUTHORIZED SIGNATURE(S))
________________________________________________________________________________
                                     (NAME)
________________________________________________________________________________
                                 (NAME OF FIRM)
________________________________________________________________________________

________________________________________________________________________________
                         (ADDRESS, INCLUDING ZIP CODE)
________________________________________________________________________________
                         (AREA CODE AND TELEPHONE NO.)

Dated: ______________________________ , 1997

                                  INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, no signature guarantee is required on this Letter of Transmittal (a) if this Letter of Transmittal is signed by the registered holder(s) (which term, for the purposes of this document, includes any participant in any of the Book-Entry Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered herewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on this Letter of Transmittal or (b) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other "eligible guarantor institution," as such term is defined in the Securities Exchange Act of 1934, as amended (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be Guaranteed by an Eligible Institution. See Instruction 5. If the Certificates are registered in the name of a person other than the signer of this Letter of Transmittal, or if payment is to be made or delivered to, or Certificates evidencing unpurchased Shares are to be issued or returned to, a person other than the registered owner, then the tendered Certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificates, with the signatures on the Certificates or stock powers guaranteed by an Eligible Institution as provided in this Letter of Transmittal. See Instruction 5.

     2. REQUIREMENTS OF TENDER. This Letter of Transmittal is to be completed by Stockholders if Certificates evidencing Shares are to be forwarded with this Letter of Transmittal or if delivery of Shares is to be made pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase. For a Stockholder to validly tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth in this Letter of Transmittal on or prior to the Expiration Date (as defined in the Offer to Purchase) and either (i) Certificates for tendered Shares must be received by the Depositary at one of those addresses on or prior to the Expiration Date or (ii) Shares must be delivered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase and a Book-Entry Confirmation must be received by the Depositary on or prior to the Expiration Date or (b) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below and in Section 3 of the Offer to Purchase.

     Stockholders whose Certificates are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer on or prior to the Expiration Date may tender their Shares by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (i) tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, must be received by the Depositary prior to the Expiration Date, and (iii) Certificates representing all tendered Shares in proper form for transfer, or a Book-Entry Confirmation with respect to all the tendered Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer and any other documents required by this Letter of Transmittal, must be received by the Depositary within three New York Stock Exchange trading days after the date of such Notice of Guaranteed Delivery. If Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery.

     THE METHOD OF DELIVERY OF CERTIFICATES EVIDENCING SHARES, THIS LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY, THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDERS AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. DELIVERY OF THE LETTER OF TRANSMITTAL AND ACCOMPANYING SHARES WILL BE DEEMED EFFECTIVE, AND RISK OF LOSS WITH RESPECT TO THIS LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) WILL PASS, ONLY WHEN THIS LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) ARE OFFICIALLY RECEIVED BY THE DEPOSITARY.

     No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. All tendering Stockholders, by execution of this Letter of Transmittal (or a manually signed facsimile thereof), waive any right to receive any notice of the acceptance of their Shares for payment.

     3. INADEQUATE SPACE. If the space provided in this Letter of Transmittal is inadequate, the information required under "Description of Shares Tendered" should be listed on a separate signed schedule attached to this Letter of Transmittal.

     4. PARTIAL TENDERS. If fewer than all of the Shares represented by any Certificates delivered to the Depositary with this Letter of Transmittal are to be tendered, fill in the number of Shares which are to be tendered in the box entitled "Number of Shares Tendered." In such cases, a new Certificate for the remainder of the Shares that were evidenced by your old Certificate(s) will be sent, without expense, to the person(s) signing this Letter of Transmittal, unless otherwise provided in the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal, as soon as practicable after the expiration or termination of the Offer. All Shares represented by Certificate(s) delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

     5. SIGNATURES ON LETTER OF TRANSMITTAL, INSTRUMENTS OF TRANSFER AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the Certificate(s) without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered hereby are owned of record by two or more persons, all such persons must sign this Letter of Transmittal.

     If any of the Shares tendered hereby are registered in different names on several Certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Certificates.

     If this Letter of Transmittal or any Certificates or instruments of transfer are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to Purchaser of that person's authority to so act must be submitted.

     If this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsements of Certificates or separate instruments of transfer are required unless payment is to be made, or Certificates not tendered or not purchased are to be issued or returned, to a person other than the registered holder(s). Signatures on the Certificates or instruments of transfer must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares evidenced by the Certificate(s) listed and transmitted hereby, the Certificate(s) must be endorsed or accompanied by appropriate instruments of transfer, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate(s). Signatures on the Certificate(s) or instruments of transfer must be Guaranteed by an Eligible Institution.

     6. TRANSFER TAXES. Except as set forth in this Instruction 6, Purchaser will pay or cause to be paid any transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price of any Shares purchased is to be made to, or (in the circumstances permitted hereby) if Certificates for Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased, unless evidence satisfactory to Purchaser of the payment of such taxes or exemption therefrom is submitted.

     EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY FOR TRANSFER TAX STAMPS TO BE AFFIXED TO THE CERTIFICATE(S) LISTED IN THIS LETTER OF TRANSMITTAL.

     7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the purchase price of any Shares tendered hereby is to be issued, or a Certificate evidencing Shares not tendered or not purchased is to be issued in the name of a person other than the persons signing this Letter of Transmittal or if such check or any such Certificate is to be sent to someone other than the persons signing this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal must be completed. If any tendered Shares are not purchased for any reason and the Shares are delivered by a Book-Entry Transfer Facility, the Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility.

     8. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance may be directed to the Information Agent (as defined below) at its address or telephone number set forth below and requests for additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and such materials will be furnished at Purchaser's expense.

     9. WAIVER OF CONDITIONS. The conditions of the Offer may be waived by Purchaser (subject to certain limitations in the Merger Agreement (as defined in the Offer to Purchase)), in whole or in part, at any time or from time to time, in Purchaser's sole discretion.

     10. BACKUP WITHHOLDING TAX. Each tendering Stockholder is required to provide the Depositary with a Correct Taxpayer Identification Number ("TIN") on Substitute Form W-9, which is provided under "Important Tax Information" below and to certify under penalties of perjury, that such number is correct and that the Stockholder is not subject to backup withholding or federal income tax. Failure to provide the information on the Substitute Form W-9 may subject the tendering Stockholder to a penalty and 31% federal income tax withholding on the payment of the purchase price for the Shares. If the tendering Stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the tendering Stockholder should check the box in Part III of the Substitute Form W-9 and sign and date both the Substitute Form W-9 and the "Certificate of Awaiting Taxpayer Identification." If the Stockholder has indicated in the box in Part III that a TIN has been applied for and the Depositary is not provided with a TIN by the time of payment, the Depositary will withhold 31% of all payments of the purchase price, if any, made thereafter pursuant to the Offer until a TIN is provided to the Depositary.

     11. LOST OR DESTROYED CERTIFICATES. If any Certificate(s) representing Shares has been lost, destroyed or stolen, the Stockholder should promptly notify the Depositary by checking the box immediately preceding the special payment/special delivery instructions and indicating the number of Shares lost. The Stockholders will then be instructed as to the steps that must be taken in order to replace the Certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed Certificates have been followed.

     IMPORTANT: THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE THEREOF (TOGETHER WITH CERTIFICATES OR A BOOK-ENTRY CONFIRMATION FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY, OR A NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO THE EXPIRATION DATE.

                           IMPORTANT TAX INFORMATION

     Under current federal income tax law, a Stockholder whose tendered Shares are accepted for payment is required to provide the Depositary (as payer) with such Stockholder's correct TIN on Substitute Form W-9 below. If such Stockholder is an individual, the TIN is his social security number. If the tendering Stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the Stockholder should so indicate on the Substitute Form W-9. See Instruction 10. If the Depositary is not provided with the correct TIN, the Stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to the Stockholder with respect to Shares purchased pursuant to the Offer may be subject to backup federal income tax withholding at a 31% rate.

     Certain Stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements and should indicate their status by writing "exempt" across the face of, and by signing and dating, the Substitute Form W-9. In order for a foreign individual to qualify as an exempt recipient, that Stockholder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status. Forms for such statements can be obtained from the Depositary. See the enclosed Guidelines for Certificates of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

     If backup withholding applies, the Depositary is required to withhold 31% of any payments made to the Stockholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

PURPOSE OF SUBSTITUTE FORM W-9

     To prevent backup federal income tax withholding with respect to payment of the purchase price for Shares purchased pursuant to the Offer, a Stockholder must provide the Depositary with his correct TIN by completing the Substitute Form W-9 below certifying that the TIN provided on Substitute Form W-9 is correct (or that the Stockholder is awaiting a TIN) and that (1) the Stockholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (2) the Internal Revenue Service has notified the Stockholder that he is no longer subject to backup withholding.

WHAT NUMBER TO GIVE THE DEPOSITARY

     The Stockholder is required to give the Depositary the Social Security Number or Employer Identification Number of the record holder of the Shares tendered hereby. If the Shares are registered in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

-------------------------------------------------------------------------------------------------------------------------------
 SUBSTITUTE                        PART I--PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND     PART III--Social Security
 FORM W-9                          CERTIFY BY SIGNING AND DATING BELOW.                            Number OR Employer
                                                                                                   Identification Number
 DEPARTMENT OF THE
 TREASURY                                                                                        ----------------------------
 INTERNAL REVENUE SERVICE                                                                      (If awaiting TIN, write "Applied
                                                                                                             for")
                                  ---------------------------------------------------------------------------------------------
 PAYER'S REQUEST FOR               PART II--For Payees exempt from backup withholding, see the enclosed Guidelines for
 TAXPAYER IDENTIFICATION           Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as
 NUMBER (TIN)                      instructed therein.
------------------------------------------------------------------------------------------------------------------------------
 CERTIFICATION--Under the penalties of perjury, I certify that:
 (1) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to
 me); and
 (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service ("IRS") that
 I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that
 I am no longer subject to backup withholding.
 CERTIFICATION INSTRUCTIONS--You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the
 IRS that you are subject to backup withholding, you receive another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed guidelines).
------------------------------------------------------------------------------------------------------------------------------
   SIGNATURE_______________________________________________________________________________________  DATE ____________________
------------------------------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN
      BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER TO PURCHASE. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

      YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN THE BOX IN PART III OF THE SUBSTITUTE FORM W-9.

-------------------------------------------------------------------------------
             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (1) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number by the time of payment, 31% of all payments of the purchase price pursuant to the Offer made to me thereafter will be withheld until I provide a number.

SIGNATURE ______________________________________________  DATE ________________
-------------------------------------------------------------------------------

                    The Information Agent for the Offer is:

                                     (LOGO)
                            GEORGESON & COMPANY INC.

                               Wall Street Plaza
                            New York, New York 10005
                           (800) 223-2064 (toll free)

                        Banks and Brokers Call Collect:
                                 (212) 440-9800

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
                             World Financial Center
                                  North Tower
                         New York, New York 10281-1314
                         (212) 449-8209 (Call Collect)
October 17, 1997

                                                                  EXHIBIT (a)(3)


                         NOTICE OF GUARANTEED DELIVERY

                                      FOR

                        TENDER OF SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                          GREENFIELD INDUSTRIES, INC.

                                       AT

                              $38.00 NET PER SHARE

                                       BY

                          KENNAMETAL ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                KENNAMETAL INC.

================================================================================
                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                      12:00 MIDNIGHT, NEW YORK CITY TIME,
          ON FRIDAY, NOVEMBER 14, 1997, UNLESS THE OFFER IS EXTENDED.
================================================================================

     This Notice of Guaranteed Delivery or a notice substantially equivalent hereto must be used to accept the Offer (as defined below) if certificates representing the common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997 (the "Rights Agreement"), between Greenfield Industries, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of the Company are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach ChaseMellon Shareholder Services, L.L.C. (the "Depositary") prior to the Expiration Date (as defined in the Offer to Purchase). This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary. See Section 3 of the Offer to Purchase.

                        The Depositary for the Offer is:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                    By Mail:
                                 P.O. Box 3301
                       South Hackensack, New Jersey 07606
                                     Attn:
                           Reorganization Department

                                 By Facsimile:
                        (For Eligible Institutions Only)
                                 (201) 329-8936
                              Confirm by Telephone
                                 (201) 296-4209

                           By Hand/Overnight Courier:
                            120 Broadway--13th Floor
                            New York, New York 10271
                                     Attn:
                           Reorganization Department

     DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN "ELIGIBLE INSTITUTION" UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

     The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to the Eligible Institution.

              THE GUARANTEE ON THE REVERSE SIDE MUST BE COMPLETED

Ladies and Gentlemen:

     The undersigned hereby tenders to Kennametal Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Kennametal Inc., a Pennsylvania corporation, the below-described Shares, including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), receipt of each of which is hereby acknowledged.

Number of Shares:____________________________________

Certificate Nos. (if available):_____________________
_____________________________________________________

Check one box if Shares will be tendered by book-entry transfer:

[       ] The Depository Trust Company

[       ] Philadelphia Depository Trust Company

Account Number:______________________________________

Date:_________________________________________ , 1997

Name(s) of Record Holder(s):_________________________
_____________________________________________________
_____________________________________________________
_____________________________________________________
               (Please Type or Print)

Address(es):_________________________________________
_____________________________________________________
                                           (Zip Code)

Area Code and Tel. No.:______________________________

Signature(s):________________________________________
_____________________________________________________

                THE GUARANTEE SET FORTH BELOW MUST BE COMPLETED

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees to deliver to the Depositary the certificates evidencing the Shares tendered hereby, in proper form for transfer, or a Book-Entry Confirmation (as defined in Section 3 of the Offer to Purchase) with respect to such Shares, in either case together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, all within three New York Stock Exchange trading days after the date hereof.

Name of Firm:________________________________________

Address:_____________________________________________
_____________________________________________________
                                           (Zip Code)

Area Code and Tel. No.:______________________________
_____________________________________________________
                (Authorized Signature)

Name:________________________________________________
                (Please Type or Print)

Title:_______________________________________________

Date:________________________________________________

NOTE: DO NOT SEND CERTIFICATES EVIDENCING SHARES WITH THIS NOTICE OF GUARANTEED
      DELIVERY. CERTIFICATES FOR SHARES SHOULD ONLY BE SENT TOGETHER WITH YOUR LETTER OF TRANSMITTAL.

                                                                  EXHIBIT (a)(4)

                               OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                          GREENFIELD INDUSTRIES, INC.

                                       AT

                              $38.00 NET PER SHARE
                                       BY

                          KENNAMETAL ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                KENNAMETAL INC.

===============================================================================
                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                     AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
          ON FRIDAY, NOVEMBER 14, 1997, UNLESS THE OFFER IS EXTENDED.
===============================================================================

                                                                October 17, 1997

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

     We have been engaged by Kennametal Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kennametal Inc., a Pennsylvania corporation ("Parent"), to act as Dealer Manager in connection with Purchaser's offer to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997 (the "Rights Agreement"), between Greenfield Industries, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of the Company at a purchase price of $38.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements, thereto, constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed material to those of your clients for whose accounts you hold Shares in your name or in the name of your nominee.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE SHARES REPRESENTING A MAJORITY OF THE SHARES THEN OUTSTANDING ON A FULLY DILUTED BASIS OF THE COMPANY'S COMMON STOCK ON THE DATE OF PURCHASE. THE OFFER ALSO IS SUBJECT TO CERTAIN OTHER CONDITIONS WHICH ARE SET FORTH IN THE OFFER TO PURCHASE. SEE THE INTRODUCTION AND SECTIONS 1 AND 14 OF THE OFFER TO PURCHASE.

     Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

          1. The Offer to Purchase dated October 17, 1997.

          2. The Letter of Transmittal to tender Shares for your use and for the information of your clients. Manually signed facsimile copies of the Letter of Transmittal may be used to tender Shares.

          3. A letter to stockholders of the Company from Donald E. Nickelson, Chairman of the Board of the Company, and Paul W. Jones, President and Chief Executive Officer of the Company, together with a Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company.

          4. The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if neither of the two procedures for tendering Shares set forth in the Offer to Purchase can be completed on a timely basis.

          5. A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominees, with space provided for obtaining such clients' instructions regarding the Offer.

          6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

          7. A return envelope addressed to ChaseMellon Shareholder Services, L.L.C., the Depositary.

     YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 14, 1997, UNLESS THE OFFER IS EXTENDED.

     Please note the following:

          1. The tender price is $38.00 per Share, net to the seller in cash, without interest thereon.

          2. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, November 14, 1997, unless the Offer is extended.

          3. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for all outstanding Shares validly tendered on or prior to the Expiration Date, and not properly withdrawn, promptly after the later to occur of (i) the Expiration Date (as defined in the Offer to Purchase) and (ii) the satisfaction or waiver of the conditions to the Offer set forth in Section 14 of the Offer to Purchase.

          4. Tendering stockholders who have Shares registered in their names will not be charged brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, backup federal income tax withholding at a rate of 31% may be required, unless an exemption applies or unless the required taxpayer identification information is provided. See Instruction 10 of the Letter of Transmittal.

          5. The Board of Directors of the Company (i) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer at the Offer Price and the Merger, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the holders of Shares (the "Stockholders"), and (iii) recommended that the Stockholders accept the Offer, tender their Shares to Purchaser and approve and adopt the Merger Agreement and the Merger, if required.

          6. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in Section 3 to the Offer to Purchase) with respect to) such Shares, (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment to all tendering Stockholders may not be made at the same time depending upon when certificates for Shares or Book-Entry Confirmation with respect to Shares are actually received by the Depositary.

     In order to take advantage of the Offer, (a) a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent's Message in connection with a book-entry transfer or other required documents should be sent to the Depositary and (b) certificates representing the tendered Shares or a timely Book-Entry Confirmation with respect to such Shares should be delivered to the Depositary in accordance with the instructions set forth in the Letter of Transmittal and in the Offer to Purchase.

     If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or complete the procedures for book-entry transfer prior to the Expiration Date (as defined in the Offer to Purchase), a tender may be effected by following the guaranteed delivery procedures specified in Section 3 of the Offer to Purchase.

     Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Dealer Manager and the Depositary as described in the Offer to Purchase). Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Any inquiries you may have with respect to the Offer should be addressed to Merrill Lynch & Co., the Dealer Manager for the Offer, at World Financial Center, North Tower, New York, New York 10281-1314, (212) 449-8209 or Georgeson & Company Inc., the Information Agent for the Offer, at Wall Street Plaza, New York, New York 10005, 1-(800)-223-2064.

     Requests for copies of the enclosed materials may also be directed to the Dealer Manager or the Information Agent at the above addresses and telephone numbers.

                                                    Very truly yours,


                                                     MERRILL LYNCH & CO.

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON, THE AGENT OF PARENT, PURCHASER, THE COMPANY, THE DEALER MANAGER, THE DEPOSITARY, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

                                                                  EXHIBIT (a)(5)


                               OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                          GREENFIELD INDUSTRIES, INC.
                                       AT

                              $38.00 NET PER SHARE

                                       BY

                          KENNAMETAL ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                KENNAMETAL INC.

===============================================================================
                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                      12:00 MIDNIGHT, NEW YORK CITY TIME,
          ON FRIDAY, NOVEMBER 14, 1997, UNLESS THE OFFER IS EXTENDED.
===============================================================================

                                                                October 17, 1997

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase dated October 17, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") in connection with the offer by Kennametal Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kennametal Inc., a Pennsylvania corporation, to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the"Rights"), issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997 (the "Rights Agreement"), between Greenfield Industries, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of the Company at a purchase price of $38.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer. Holders of Shares whose certificates for such Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary (as defined in the Offer to Purchase) or complete the procedures for book-entry transfer prior to the Expiration Date (as defined in the Offer to Purchase) must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

     WE ARE (OR OUR NOMINEE IS) THE HOLDER OF RECORD OF SHARES HELD BY US FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

     Accordingly, we request instruction as to whether you wish to have us tender, on your behalf, any or all Shares held by us for your account pursuant to the terms and conditions set forth in the Offer.

     Please note the following:

          1. The tender price is $38.00 per Share, net to the seller in cash, without interest thereon.

          2. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, November 14, 1997, unless the Offer is extended.

          3. The Offer is being made for all outstanding Shares of the Company's common stock on the date of purchase.

          4. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date, Shares representing a majority of the Shares then outstanding on a fully diluted basis of the Company's common stock on the date of the purchase. The Offer also is subject to certain other conditions, which are set forth in the Offer to Purchase.

          5. Tendering stockholders who have Shares registered in their names will not be charged brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, backup federal income tax withholding at a rate of 31% may be required, unless an exemption applies or unless the required taxpayer identification information is provided. See Instruction 10 of the Letter of Transmittal.

          6. THE BOARD OF DIRECTORS OF THE COMPANY (i) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AT THE OFFER PRICE AND THE MERGER, (ii) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, THE COMPANY AND THE HOLDERS OF SHARES (THE "STOCKHOLDERS"), AND (iii) RECOMMENDED THAT THE STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED.

          7. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in Section 3 to the Offer to Purchase) with respect to) such Shares, (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment to all tendering Stockholders may not be made at the same time depending upon when certificates for Shares or Book-Entry Confirmation with respect to Shares are actually received by the Depositary.

     If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form below. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form. An envelope to return your instructions to us is enclosed herewith. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer to Stockholders in such jurisdiction.

     In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

                        INSTRUCTIONS WITH RESPECT TO THE
                               OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                          GREENFIELD INDUSTRIES, INC.

     The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase, dated October 17, 1997, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") in connection with the offer by Kennametal Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kennametal Inc., a Pennsylvania corporation, to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the"Rights"), issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997 (the "Rights Agreement"), between Greenfield Industries, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of the Company at a purchase price of $38.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

     This will instruct you to tender to Purchaser the number of Shares indicated below (or if no number is indicated below, all Shares) which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares to be Tendered*:

____________________________________ Shares

Certificate Nos. (if available):_____________________
_____________________________________________________

Account Number:______________________________________

Dated:___________________________________________1997

* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

                     SIGN HERE

------------------------------------------------------

------------------------------------------------------
                    SIGNATURE(S)

------------------------------------------------------

------------------------------------------------------
           PLEASE TYPE OR PRINT NAME(S) HERE

------------------------------------------------------

------------------------------------------------------
         PLEASE TYPE OR PRINT ADDRESS(ES) HERE

------------------------------------------------------

------------------------------------------------------
             AREA CODE AND TELEPHONE NUMBER

------------------------------------------------------

------------------------------------------------------
 TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER(S)

                                                                  EXHIBIT (a)(6)


                    GUIDELINES FOR CERTIFICATION OF TAXPAYER
                  IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.--Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

---------------------------------------------------------
                                GIVE THE
    FOR THIS TYPE OF ACCOUNT:   SOCIAL SECURITY
                                NUMBER OF--
---------------------------------------------------------
  1.  An individual's account   The individual

  2.  Two or more individuals   The actual owner of the
      (joint account)           account or, if combined
                                funds, the first
                                individual on the
                                account
  3.  Husband and wife (joint   The actual owner of the
      account)                  account or, if joint
                                funds, either person(1)
  4.  Custodian account of a    The minor (2)
      minor (Uniform Gift to
      Minors Act)

  5.  Adult and minor (joint    The adult or, if the
      account)                  minor is the only
                                contributor, the minor(1)
  6.  Account in the name of    The ward, minor, or
      guardian or committee     incompetent person (3)
      for a designated ward,
      minor, or incompetent
      person

  7.  a. The usual revocable    The grantor-trustee (1)
         savings trust
         account (grantor is
         also trustee)

      b. So-called trust        The actual owner (1)
      account that is not a
         legal or valid trust
         under State law

  8.  Sole proprietorship       The owner (4)
      account
---------------------------------------------------------
                                GIVE THE EMPLOYER
    FOR THIS TYPE OF ACCOUNT:   IDENTIFICATION
                                NUMBER OF--
---------------------------------------------------------
  9.  A valid trust, estate,    The legal entity (Do
      or pension trust          not furnish the
                                identifying number of
                                the personal
                                representative or
                                trustee unless the
                                legal entity itself is
                                not designated in the
                                account title.) (5)

 10.  Corporate account         The corporation

 11.  Religious, charitable,    The organization
      or educational
      organization account

 12.  Partnership account       The partnership
      held in the name of the
      business

 13.  Association, club, or     The organization
      other tax-exempt
      organization

 14.  A broker or registered    The broker or nominee
      nominee

 15.  Account with the          The public entity
      Department of
      Agriculture in the name
      of a public entity
      (such as a State or
      local government,
      school district or
      prison) that receives
      agricultural program
      payments
---------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2

OBTAINING A NUMBER
If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING
Payees specifically exempted from backup withholding on ALL payments include the following:

 - A corporation.

 - A financial institution.

 - An organization exempt from tax under Section 501(a), or an individual retirement plan.

 - The United States or any agency or instrumentality thereof.

 - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

 - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

 - An international organization or any agency, or instrumentality thereof.

 - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

 - A real estate investment trust.

 - A common trust fund operated by a bank under section 584(a).

 - An exempt charitable remainder trust, or a nonexempt trust described in section 4947(a)(1).

 - An entity registered at all times under the Investment Company Act of 1940.

 - A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

 - Payments to nonresident aliens subject to withholding under section 1441.

 - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

 - Payments of patronage dividends where the amount received is not paid in money.

 - Payments made by certain foreign organizations.

 - Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:

 - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

 - Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

 - Payments described in Section 6049(b)(5) to nonresident aliens.

 - Payments on tax-free covenant bonds under Section 1451.

 - Payments made by certain foreign organizations.

 - Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045 and 6050A.

PRIVACY ACT NOTICE.--Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Beginning January 1, 1993, payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS.--If you fail to include any portion of an includible payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an underpayment attributable to that failure unless there is clear and convincing evidence to the contrary.

(3) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(4) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                                  EXHIBIT (a)(7)

Contacts:      FOR KENNAMETAL                     FOR GREENFIELD
               Frank P. Simpkins (Investors)      Gary L. Weller
               412-539-4617                       706-650-4218
               Charles T. Glazer (Media)
               412-539-4618

                                                           FOR IMMEDIATE RELEASE

Kennametal Inc. to Acquire Greenfield Industries, Inc. in Transaction Valued at
                            Approximately $1 Billion

         Acquisition to Enhance Kennametal's Position as a Manufacturer
       and Distributor of Consumable Tools and Other Related Products to
            Customers in Metalworking and Other Industries Worldwide

       All-Cash Tender Offer for Greenfield's Common Stock at $38.00 Per
               Share to Commence on or Prior to October 20, 1997

     LATROBE, PENNSYLVANIA and AUGUSTA, GEORGIA, October 12, 1997--Kennametal Inc. (NYSE: KMT) and Greenfield Industries, Inc. (NASDAQ: GFII) today jointly announced the signing of a definitive merger agreement under which Kennametal will acquire Greenfield in a transaction valued at approximately $1 billion.

     Under the terms of the agreement, which has been approved by the Boards of Directors of both companies, Kennametal will commence an all-cash tender offer on or prior to October 20, 1997 to acquire all of Greenfield's common stock for $38.00 per share, representing a premium of 18 percent over Greenfield's closing price of $32 3/16 on Friday, October 10, 1997. As of September 30, 1997, Greenfield had approximately 16.4 million shares outstanding. Under the terms of the agreement, Kennametal also will assume Greenfield's outstanding debt and convertible preferred securities, which have a current combined value of approximately $320 million.

     "The acquisition will significantly enhance Kennametal's competitive position as a global leader in the metalworking consumable tooling industry by forming an alliance of the two companies' complementary manufacturing capabilities, product lines and sales channels," said Robert L. McGeehan, president and chief executive officer of Kennametal. "Moreover, the transaction serves as an important step in our long-term strategy to provide the market with the most complete offering of products and services to meet customers' metalworking needs. Greenfield will bring to Kennametal valuable new products with strong brand-name recognition, and will provide access to markets and customers not currently reached by Kennametal."

     Paul W. Jones, president and chief executive officer of Greenfield, commented, "Joining forces with Kennametal is a unique and exciting opportunity for all Greenfield shareholders, customers and employees. The strengths of both organizations in our respective markets will position Kennametal to be the leading provider of high-quality cutting tools to our customers on a worldwide basis. Kennametal, which is the North American leader and has excellent market positions in Europe and Asia Pacific, will be strengthened by Greenfield's broad product offering and reputation for service. Furthermore, Kennametal has world-class materials science and other technical capabilities that will be utilized by many of Greenfield's operations, allowing them to expand into and serve markets and customers in ways not possible before."

     In the course of conducting extensive due diligence, Kennametal was provided with Greenfield's internal financial projections for 1997 and 1998. These projections anticipate sales of approximately $577 million for 1997 and approximately $636 million for 1998. Greenfield's fully diluted earnings per share, before any possible restructuring charges, are expected to be in a range of $1.56 to $1.78 for 1997. These projections, as well as Greenfield's expectation that its earnings will improve significantly in 1998, were taken into consideration in determining Kennametal's offer.

     "We greatly value Greenfield's management, brands and products and believe the true fundamentals of their business have been obscured by slower-than-expected improvements in certain operations," said Mr. McGeehan. "We look forward to working in combination with Greenfield's management to help us fulfill our strategic vision for the combined enterprises."

     Greenfield will continue to operate under its current name as a subsidiary of Kennametal. Mr. Jones will continue in his capacity as president and CEO of Greenfield and will report to Mr. McGeehan.

     Mr. McGeehan added, "We will continue to strive to be the customer's first choice for metalworking tools, supplies and technical support through our direct-sales organization and JLK operation, which serves customers through catalogs, showrooms and integrated supply programs. We view Greenfield's products and distributor network as excellent additions to these existing efforts."

     Kennametal said it will finance the acquisition initially through its new revolving credit agreement. Completion of the acquisition, which is subject to customary regulatory approvals in the United States and certain other countries, is expected to occur by year-end.

     Merrill Lynch & Co. served as the financial advisor to Kennametal. Credit Suisse First Boston and NationsBanc Capital Markets, Inc. served as financial advisors to Greenfield.

     Greenfield Industries, Inc. is a leading worldwide manufacturer of consumable cutting tools and related products used in a variety of industrial, electronics, energy and construction, engineered and consumer markets. Greenfield also manufactures and sells various products for the marine industry. The company, which has 5,100 employees, had sales of $520 million in 1996.

     Kennametal Inc. markets, manufactures and distributes a broad range of tools and industrial supplies and accessories for the metalworking, mining and highway construction industries. With more than 7,500 employees worldwide and sales of approximately $1.2 billion for the year ended June 30, 1997, Kennametal is one of the world's leading producers and suppliers of cutting tools and wear-resistant parts made of cemented carbides and other hard materials.

     This Press Release contains certain "forward-looking statements," as defined in Section 21E of the Securities Exchange Act of 1934, concerning Kennametal's and Greenfield's operations and performance, including, in particular, Greenfield's future results of operations. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies which are not controllable and actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to vary include general economic and market conditions in North America and Europe and to a lesser extent Asia Pacific, conditions in stock and debt markets, successful integration of Kennametal and Greenfield and restructurings.

KENNAMETAL INC. FACT SHEET

     Kennametal Inc. is a marketer, manufacturer and distributor of a broad range of tools and industrial supplies for the metalworking, mining and highway construction industries. Kennametal is one of the world's leading producers of cutting tools and wear-resistant parts made of cemented carbides and other hard materials.

     - METALWORKING. Kennametal is a world leader in the metalworking market, with a No. 1 market position in North America and a No. 2 market position in Europe. Using its proprietary carbide technology, the company produces metalcutting inserts and other tools used by manufacturers in a wide range of industries, including automotive, aerospace, construction and farm machinery, factory equipment, fabricated parts, engines, turbines, and oil and gas equipment. A key element of Kennametal's multi-channel distribution strategy is its direct sales organization including 350 sales engineers who are adept at solving customers' machining problems.

       In addition to its industry leading positions in North America and Europe, Kennametal has a growing position in Asia Pacific, the world's fastest-growing and potentially largest metal-working market. The company has invested in a new $20 million state-of-the-art facility in Shanghai, China, and has an extensive sales force in the region.

     - INDUSTRIAL SUPPLY. Kennametal's industrial supply business is the fastest-growing area of the company. With a focus on metalworking, industrial supply provides customers with complete one-stop shopping for their metalworking and machining needs, by combining Kennametal's products with products and supplies not manufactured by Kennametal. The products are distributed through the company's JLK Direct Distribution Inc. (JLK) subsidiary, which was recently formed to better focus the company's efforts in capitalizing on opportunities in industrial supply.

     - MINING AND HIGHWAY CONSTRUCTION. Kennametal is the world leader in mining and highway construction tools. Kennametal leads the way with advanced technology and expert application advice in both traditional markets, such as North America and Europe, and in emerging economies, such as China, South America and Eastern Europe.

Corporate Name:                 Kennametal Inc. (NYSE: KMT)
Chairman:                       William R. Newlin
President and CEO:              Robert L. McGeehan
Annual Sales Revenues:          $1.2 billion in fiscal 1997
Number of Employees:            7,500 worldwide
Corporate Headquarters:         Latrobe, Pennsylvania
Corporate Milestones:           IPO of JLK Direct Distribution Inc. - 1997
                                $34 million World Headquarters - 1997
                                Acquisition of Hertel, Furth, Germany - 1993
                                $30 million corporate research center - 1991

GREENFIELD INDUSTRIES, INC. FACT SHEET

     Greenfield Industries is a leading manufacturer of consumable cutting tools and related products, sold under some of the best-known brand names in the metalworking industry. Its operations fall into six key areas:

     - INDUSTRIAL PRODUCTS. The Industrial Products Group, the company's largest segment representing approximately 55 percent of sales, produces a wide range of cutting tool products made of high-speed steel and tungsten carbide, for customers in a variety of industries. The company is the leading manufacturer of industrial drill bits, taps and dies and fixed limit gages in North America. Its brand names include Greenfield Tap & Die, Cleveland Twist Drill, Putnam, Chicago-Latrobe, Vermont Tap & Die, Eclipse, Metcut, Threads, Inc. and Metal Removal, among others.

     - ENERGY & CONSTRUCTION PRODUCTS. Greenfield's Energy and Construction Products Group manufactures products used in oil and gas drilling, mining and highway resurfacing. The company is the largest independent supplier of oil field compacts in the United States.

     - ELECTRONICS PRODUCTS. The Electronics Products Group manufactures carbide drills, endmills and routers used to make printed circuit boards for the electronics industry, and is the world's leading manufacturer of circuit board drills.

     - ENGINEERED PRODUCTS. The Engineered Products Group manufactures "made-to-order" tungsten-carbide parts for demanding wear applications, such as plastics processing, tool and die manufacturing, and petroleum flow control.

     - CONSUMER PRODUCTS. Greenfield's Consumer Products Group manufactures cutting tools, drill bits, saw blades and other tools for builders, contractors, mechanics and "do-it-yourselfers," and has been the exclusive supplier of Craftsman drill bits to Sears since 1930.

     - MARINE PRODUCTS. The Marine Products Group manufactures a variety of marine products such as Rule bilge pumps, Danforth anchors and compasses.

Corporate Name:                 Greenfield Industries, Inc. (Nasdaq: GFII)
President and CEO:              Paul W. Jones
Annual Sales Revenues:          $520 million in 1996
Number of Employees:            5,100 worldwide
Corporate Headquarters:         Augusta, Georgia
Corporate Milestones:           IPO of Greenfield Industries - 1993
                                Secondary Offering - 1994
                                Acquisition of Cleveland Twist Drill - 1994
                                Acquisition of Rule Industries - 1996

                                                                  Exhibit (a)(8)

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated October 17, 1997, and the related Letter of Transmittal and is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the securities laws of any jurisdiction require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Kennametal
 Acquisition Corp. by Merrill Lynch & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                          Notice of Offer to Purchase
                     All Outstanding Shares of Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
                                       of
                          Greenfield Industries, Inc.
                                       at
                          $38.00 Net Per Share in Cash
                                       by
                          Kennametal Acquisition Corp.
                          A Wholly-Owned Subsidiary of
                                Kennametal Inc.

     Kennametal Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Kennametal Inc., a Pennsylvania corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Restated Rights Agreement, dated as of February 6, 1996, as amended October 10, 1997, by and between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of Greenfield Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $38.00 per Share (such amount, or any greater amount per share paid pursuant to the Offer (as defined below), being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1997, and the related Letter of Transmittal (which together constitute the "Offer"). See the Offer to Purchase for capitalized terms used but not defined herein.

     The Offer is not conditioned on obtaining financing.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON FRIDAY, NOVEMBER 14, 1997, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) Shares representing not less than a majority of the Shares then outstanding on a fully diluted basis on the date of purchase (the "Minimum Condition") and
(ii) the expiration or termination of any applicable waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See Sections 1 and 14 of the Offer to Purchase.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 1997 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent. Pursuant to the Merger, each outstanding Share (other than, (i) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiaries of Parent or the Company or Shares held in the Company's treasury and (ii) Shares held by holders who have properly exercised their appraisal rights under the Delaware General Corporation Law (the "DGCL")) immediately prior to the Effective Time (as defined in the Merger Agreement), will be converted into the right to receive the Offer Price, in cash, without interest thereon, less any required withholding of taxes, upon the surrender of certificates formerly representing such Shares.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS, (i) UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AT THE OFFER PRICE AND THE MERGER, (ii) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE HOLDERS OF SHARES (THE "STOCKHOLDERS"), AND (iii) RECOMMENDED THAT THE STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered to Purchaser and not withdrawn on or prior to the Expiration Date if, as and when Purchaser gives oral or written notice to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting payments to tendering Stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Stockholders, Purchaser's obligation to make such payment will be satisfied, and tendering Stockholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

     Pursuant to the terms of the Merger Agreement, Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer (other than the Minimum Condition) without the prior written consent of the Company. Pursuant to the Merger Agreement, Purchaser may, without the consent of the Company, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer, (ii) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled Expiration Date, if at the then scheduled Expiration Date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived (and, at the request of the Company, Purchaser will, subject to Purchaser's right to terminate the Merger Agreement, extend the Offer for additional periods, unless the only conditions not satisfied or waived on the then scheduled Expiration Date are one or more of the Minimum Condition and certain other conditions, provided that (A) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions will have been publicly disclosed at least five business days before termination of the Offer and (B) if certain conditions have not been satisfied and the failure to so satisfy can be remedied, the Offer will not be terminated unless the failure is not remedied within 30 calendar days after Purchaser has furnished the Company written notice of such failure), and (iii) extend the Offer for an aggregate period of not more than five business days beyond the latest Expiration Date that would otherwise be permitted under clause (i) or
(ii) above if there have not been tendered a sufficient number of Shares so that the Merger may be effected without a meeting of the Stockholders in accordance with Section 253 of the DGCL.

     Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right, subject to applicable law, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will extend the Offer. Purchaser also expressly reserves the right, subject to applicable law (including applicable rules and regulations of the Commission) and the terms of the Merger Agreement, at any time or from time to time, to (i) delay acceptance for payment of, or payment for, any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 of the Offer to Purchase by giving oral or written notice of such delay in payment or termination to the Depositary, (ii) waive any conditions (other than the Minimum Condition) and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, to accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of Stockholders to withdraw Shares until the Expiration Date, to retain Shares that have been tendered for the period or periods for which the Offer is extended, and (iv) amend the Offer, by giving oral or written notice to the Depositary. Any extension, delay in payment, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement, other than by issuing a release to the Dow Jones News Service or as otherwise required by law. The reservation by Purchaser of the right to delay acceptance for payment of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that Purchaser pay consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares whether or not the Purchaser exercises its right to extend the Offer.

     Pursuant to the terms of the Merger Agreement, Purchaser expressly reserves the right, subject to applicable law, to modify the terms of the Offer, except that, without the written consent of the Company, Purchaser shall not, (i) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (ii) reduce the price per Share payable in the Offer,
(iii) change the form of consideration to be paid in the Offer, (iv) impose additional conditions to the Offer or modify the conditions in the Offer in a manner adverse to the holders of the Shares, or (v) amend any other term of the Offer in a manner adverse to the holders of the Shares except that Purchaser may, in its sole discretion, without the consent of the Company, waive satisfaction of any condition of the Offer (other than the Minimum Condition). Assuming the prior satisfaction or waiver of the conditions of the Offer, Purchaser will accept for payment, and pay for, in accordance with the terms of the Offer, Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date.

     The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, November 14, 1997, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires.

     If any tendered Shares are not accepted for payment pursuant to the Offer for any reason or if certificates are submitted for more Shares than are tendered, certificates for such Shares not purchased or tendered will be returned pursuant to the instructions of the tendering Stockholder without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer within a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer.

     Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in Section 4 of the Offer to Purchase. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth in
Section 4 of the Offer to Purchase at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 15, 1997. If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to pay for Shares for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary, on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF SHARES BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering Stockholder must also submit to the Depositary the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined below), (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. An Eligible Institution is a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or any other "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the Exchange Act).

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Stockholders. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's Stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     STOCKHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Holders of Shares may also contact brokers, dealers, commercial bankers and trust companies for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials.

                    The Information Agent for the Offer is:

                        [GEORGESON & COMPANY INC. LOGO]
                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212)440-9800

                    ALL OTHERS CALL TOLL-FREE:(800) 223-2014

                      The Dealer Manager for the Offer is:

                           [MERRILL LYNCH & CO. LOGO]
                             World Financial Center
                                  North Tower
                         New York, New York 10281-1314
                          (212)449-8209 (Call Collect)

October 17, 1997

                                                                  EXHIBIT (a)(9)

                                                                October 17, 1997
                                                                       Immediate

                      KENNAMETAL COMMENCES ALL-CASH TENDER
                     OFFER FOR GREENFIELD INDUSTRIES SHARES

LATROBE, PA, OCTOBER 17, 1997--Kennametal Inc. (KMT:NYSE) today commenced its previously announced all-cash tender offer for all of the outstanding shares of Greenfield Industries, Inc. (NASDAQ:GFII) at a price of $38.00 per share. The tender offer is scheduled to expire at 12:00 midnight New York City time on November 14, 1997, unless extended.

The complete terms and conditions are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, Georgeson & Company Inc. (1-800-848-3155).

Merrill Lynch & Co. is the dealer manager for the offer.

Kennametal and Greenfield each filed its Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act.

Kennametal Inc. markets, manufactures and distributes a broad range of tools and industrial supplies and accessories for the metalworking, mining and highway construction industries. With more than 7,500 employees worldwide and sales of approximately $1.2 billion for the fiscal year ended June 30, 1997, Kennametal is one of the world's leading producers and suppliers of cutting tools and wear-resistant parts made from cemented carbides and other hard materials.

                                    # # # #

                                                                  EXHIBIT (b)(1)
October 14, 1997

Mr. James E. Morrison
Vice President and Treasurer
Kennametal Inc.
State Route 981 South
P.O. Box 231
Latrobe, Pennsylvania 15650-0231

                               COMMITMENT LETTER

Dear Jim:

     You have advised BankBoston, N.A. and BancBoston Securities Inc. (collectively, "BankBoston"), Deutsche Bank AG, New York Branch and/or Cayman Islands Branch (collectively, "Deutsche"), Mellon Bank, N.A. ("Mellon") and PNC Bank, National Association ("PNC") (BankBoston, Deutsche, Mellon and PNC, collectively, the "Arrangers") that Kennametal Inc. ("Kennametal") wishes to pursue the acquisition of 100% of the capital stock of Greenfield Industries, Inc. ("Greenfield"). You have requested that the four Arrangers extend, or arrange for the extension of, credit facilities of up to $1,400,000,000 (the "Facilities"), a portion of which would be used by Kennametal for the acquisition of capital stock of Greenfield and refinancing of certain outstanding debt obligations of Kennametal and Greenfield, and the balance of which would be used to meet the companies' working capital requirements and for general corporate purposes.

     The Arrangers are pleased to advise you that, on the terms and subject to the conditions set forth or referred to herein or in the attached Term Sheet (which forms a part of this letter and is incorporated herein by reference), the Arrangers are willing to provide the following shares of the aggregate
Facilities: BankBoston, $350,000,000; Deutsche, $350,000,000; Mellon, $350,000,000; PNC, $350,000,000. The Arrangers shall have the right to reallocate their respective shares among themselves with the consent of each Arranger. Each Arranger is providing its share with a view to syndication to other financial institutions mutually satisfactory to the Arrangers and Kennametal. Mellon will act as Administrative Agent for the lenders under the Facilities, and the other three Arrangers will each be a Syndication Agent.

     The Arrangers will not be obligated to enter into or make any loans or extend any credit under the Facilities unless and until all the conditions set forth, referred to, or incorporated herein, have been satisfied. The Facilities will be made available pursuant to loan agreements and related agreements and documents (collectively, the "Documentation") in form and substance satisfactory to each Arranger, which Documentation will reflect the terms and conditions set forth, referred to or incorporated herein and such additional representations, warranties, conditions, covenants and other terms and provisions as, in the opinion of each Arranger, are appropriate in this transaction.

     The Arrangers shall be entitled to compensation as provided in the Term Sheet, and shall also be entitled to compensation as provided in the Origination Fee Letter of even date herewith.

     Whether or not the transactions contemplated hereby are closed, Kennametal agrees to pay the reasonable out-of-pocket expenses of each of the Arrangers, including the reasonable fees and expenses of Reed Smith Shaw & McClay LLP, as counsel for the Administrative Agent, and any local counsel and other experts engaged by the Administrative Agent, in connection with the development of this letter, the Engagement Letter referred to below, the Documentation, and the financing contemplated hereby (it being understood that the foregoing shall not entitle any Arranger other than the Administrative Agent to be reimbursed for legal expenses (except to the extent, if any, such Arranger engages local counsel at the request of the Administrative Agent)). Kennametal further agrees to indemnify and hold harmless each Arranger and its affiliates and each director, officer, employee and agent thereof (the "Indemnified Parties"), and each of them, from and against any and all losses, claims, damages, expenses or liabilities to which any thereof may become subject, insofar as such losses, claims, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigation or claims in respect thereof) arise out of, in any way relate to, or result from a claim in respect of this letter, the Engagement Letter, the transactions described herein or the financing contemplated hereby (whether or not any Indemnified Party is a party to any action or proceeding out of which any such losses, claims, damages, expenses or liabilities arise), and to reimburse the Indemnified Parties, upon demand, for any reasonable legal or other expenses incurred by any thereof in or in connection with investigating, preparing to defend, defending or otherwise participating in any such claim, action or proceeding related to any such loss, claim, damage or liability, except that Kennametal shall not be obligated to indemnify, hold harmless or reimburse an Indemnified Party for any such losses, claims, damages, expenses or liabilities to the extent that the same resulted from the gross negligence or willful misconduct of the Indemnified Party seeking such indemnity.

     Neither the contents nor the existence of this letter (including the Origination Fee Letter) may be disclosed by Kennametal to any third party orally or in writing until it has been accepted; provided, however, that such disclosure may be made to Kennametal's legal counsel and financial advisors (subject to the same requirement of confidentiality) for the sole purpose of reviewing the same. Without limitation of other rights and remedies any Arranger may have, in the event of such disclosure Kennametal shall be deemed to have accepted and agreed to the provisions hereof and of the Origination Fee Letter, and fees shall be earned and payable accordingly. No Arranger will be responsible or liable to any person (other than Kennametal) for any damages which may be alleged as a result of the existence or contents hereof.

     In accordance with normal practice relating to syndication of facilities such as the Facilities, an information package containing relevant information about Kennametal, Greenfield, and their respective affiliates and the proposed transaction will be provided to the Arrangers by or on behalf of Kennametal at Kennametal's expense. Each Arranger is hereby authorized to distribute such package and any and all other such information respecting Kennametal, Greenfield, their respective affiliates and the proposed transaction as from time to time delivered to, or otherwise in the possession of, any Arranger, to any such prospective syndicate members or participants (who shall in each case be subject to the prior written consent of Kennametal), and is hereby also authorized to make further distribution of such information and materials following syndication. Kennametal agrees that it will, at its expense, use all reasonable efforts to cooperate with such syndication effort; without limitation, Kennametal shall cause appropriate officers, representatives and experts of Kennametal and Greenfield to meet with prospective syndicate members or participants from time to time as reasonably requested by any Arranger.

     Each Arranger agrees to take reasonable precautions to maintain the confidentiality of information designated in writing by Kennametal as confidential and provided to it by Kennametal in connection with this letter and the financing contemplated hereby; provided, however, that any Arranger may disclose such information (i) at the request of any bank regulatory authority or other governmental agency or authority or in connection with an examination of such Arranger by any such governmental agency or authority, (ii) pursuant to subpoena or other judicial process, (iii) to the extent such Arranger is required (or believes in good faith, following receipt of advice of counsel, that it is required) to do so in accordance with any applicable law, (iv) to such Arranger's independent auditors and other professional advisors, (v) in connection with the enforcement of any of such Arranger's rights under or in connection with this letter or the Documentation, (vi) to the extent that such information becomes publicly available other than by breach of this Agreement, or becomes available to such Arranger on a non-confidential basis from a source other than Kennametal, (vii) to any other Arranger, and (viii) to any actual or potential participant or syndicate member; so long as, in the case of clauses
(iv) and (viii), such person has been notified that, by receiving any such confidential information, it is subject to the foregoing confidentiality requirement to the same extent as the Arrangers.

     The commitment represented by this letter will terminate at 10:00 p.m. (local time in Pittsburgh, Pennsylvania) on October 15, 1997, unless Mellon, as Administrative Agent, has received prior to that time Kennametal's written acceptance or unless this letter has been deemed accepted pursuant to the terms hereof. If this letter is accepted or deemed accepted on or before its expiration in accordance with the preceding sentence, such commitment will nonetheless terminate at 7:00 p.m. (local time in Pittsburgh, Pennsylvania) on December 30, 1997 unless definitive Documentation, satisfactory in form and substance to each Arranger, shall have been entered into and closing thereunder shall have occurred on or prior to such time. Upon your acceptance of this letter, the engagement letter dated September 29, 1997 from the Arrangers to Kennametal (the "Engagement Letter") shall be of no further force or effect.

     The rights and obligations of the Arrangers in connection with this letter are several and not joint, and nothing herein shall be deemed to create a partnership or joint venture between the Arrangers or to constitute any Arranger as agent for any other Arranger.

     The parties understand and agree that Kennametal, by accepting this commitment letter, is under no obligation to consummate the financing proposed hereby.

     This letter may be executed by the parties hereof on one or more counterparts, each of which shall be an original and all of which together shall constitute one and the same agreement. No person other than Kennametal and the Arrangers shall be entitled to the benefit hereof or to rely hereon (except for the Indemnified Parties, who shall be entitled to the benefit hereof to the extent set forth above).

     If you are in agreement with the foregoing, please sign where indicated below and return the enclosed copy of this letter and of the Origination Fee Letter to Mellon, as Administrative Agent. Upon receipt of such copy hereof, duly signed by Kennametal, the undertakings of the Arrangers and Kennametal hereunder shall become effective to the extent and in the manner provided herein. This letter shall be governed by the laws of the Commonwealth of Pennsylvania.

     We welcome this opportunity to assist you in connection with this potential transaction and look forward to working with you in an attempt to accomplish its successful conclusion.

Very truly yours,

BANKBOSTON, N.A.                                  MELLON BANK, N.A.

By /s/ M. PAULA ZAIKEN                            By /s/ MARK E. DOWNS
  -------------------------------------------     ---------------------------------------------
  M. Paula Zaiken                                 Mark E. Downs

BANCBOSTON SECURITIES INC.                        PNC BANK, NATIONAL ASSOCIATION

By /s/ J. PETER MITCHELL                          By /s/ LAWRENCE W. JACOBS
  -------------------------------------------     ---------------------------------------------
  J. Peter Mitchell                               Lawrence W. Jacobs

DEUTSCHE BANK AG, NEW YORK BRANCH
  and/or CAYMAN ISLAND BRANCH

By /s/ HANS-JOSEF THIELE
  -------------------------------------------
  Hans-Josef Thiele

By /s/ STEPHAN A. WIEDEMANN
  -------------------------------------------
  Stephan A. Wiedemann

The foregoing is hereby accepted and agreed as of this 15th day of October, 1997:

KENNAMETAL INC.

By /s/ JAMES E. MORRISON
   ------------------------------------------
   James E. Morrison
   Vice President and Treasurer

                                                                 KENNAMETAL INC.
================================================================================

                                KENNAMETAL INC.

               UP TO US$1,400,000,000 IN SENIOR CREDIT FACILITIES

                                   TERM SHEET
                                OCTOBER 14, 1997

BORROWER:                    Kennametal Inc. ("Kennametal" or the "Borrower").

PROPOSED ACQUISITION:        Kennametal proposes to acquire (the "Acquisition")
                             all of the common stock of Greenfield Industries, Inc., a Delaware corporation ("Greenfield").
                             Kennametal and Kennametal Acquisition Corp.
                             (formerly named Palmer Acquisition Corp.), a wholly-owned Delaware subsidiary of Kennametal formed for the purpose of effecting the Acquisition
                             ("Merger Sub") have entered into an Agreement and Plan of Merger dated as of October 10, 1997 with Greenfield (the "Merger Agreement"), pursuant to which Merger Sub will make a tender offer for all of the shares of common stock of Greenfield. If 90% or more of the Greenfield common shares are tendered, Merger Sub will promptly effect a merger with Greenfield under Delaware GCL sec.253. If less than 90% but more than 50% (an amount sufficient to assure required shareholder approval of the Merger) of the Greenfield common shares are tendered, Merger Sub and Greenfield will proceed as quickly and diligently as possible to effect a merger under Delaware GCL sec.251. In either case, Merger Sub will merge (the "Merger") with and into Greenfield, Greenfield being the surviving corporation. As used herein, "Acquisition Date" means the date on which Kennametal acquires the Greenfield common stock tendered pursuant to such tender offer, and "Merger
                             Date" means the date of consummation of the Merger.

SYNDICATION AGENTS:          BankBoston, N.A.
                             Deutsche Bank AG, New York Branch
                             PNC Bank, National Association

ADMINISTRATIVE AGENT:        Mellon Bank, N.A. The Syndication Agents and the
                             Administrative Agent are collectively referred to as the "Arrangers."

LENDERS: A syndicate of financial institutions arranged by the Arrangers (the "Lenders"), which Lenders shall be reasonably satisfactory to Kennametal and to the Administrative Agent.

SENIOR CREDIT FACILITIES:    Up to U.S. $1,400,000,000 in the aggregate,
                             comprised of a Revolving Credit Facility and a Term
                             Loan Facility (collectively, the "Senior Credit
                             Facilities" or the "Facilities").

REVOLVING CREDIT FACILITY:

  AMOUNT: Initially, up to U.S. $1,400,000,000. On the Merger Date, the aggregate amount of the Revolving Credit Facility will automatically be reduced by an amount (the "Term Loan Aggregate Amount") equal to $500,000,000

                                                                 KENNAMETAL INC.
================================================================================

                             (or, if less, the aggregate amount of the Revolving Credit Facility on such date).

  AVAILABILITY:              On and after the Acquisition Date, subject to the
                             terms and conditions hereof, in multiple draws to but excluding the Maturity Date. One business days' notice for Adjusted Base Rate Loans and three business days' notice for LIBOR loans. Each borrowing must be in the amount of $5,000,000 or integral multiples of $500,000 in excess thereof.

  MATURITY DATE:             Earliest to occur of (i) 150 days after the
                             Acquisition Date or (ii) termination or abandonment by the Borrower of the Acquisition; provided, however, that in the event that the Merger Date occurs on or before the Maturity Date, the Maturity
                             Date will automatically be extended to the twentieth Quarterly Amortization Date (as defined below).

  USE OF PROCEEDS:           (a) Up to U.S.$1,250,000,000 in the aggregate of
                             the Revolving Credit Facility and the Term Loan
                             Facility may be used on the Acquisition Date and the Merger Date (i) to fund the Acquisition and to pay transaction costs associated therewith, (ii) to refinance indebtedness of Kennametal, Greenfield and their respective subsidiaries, and (iii) to pay fees and expenses associated with the Senior Credit
                             Facilities (and, in the case of the Term Loan
                             Facility, to repay advances under the Revolving
                             Credit Facility that were used for the foregoing purposes).

                             (b) The balance of the Revolving Credit Facility may be used for working capital, capital expenditures and general corporate purposes of the Borrower from time to time on and after the Acquisition Date.

  SWINGLINE SUBFACILITY:     The Borrower may receive advances under the
                             Revolving Credit Facility in the form of swingline loans, which shall be made by the Administrative
                             Agent, as swingline lender, and which shall be participated in by each of the Lenders at the swingline lender's discretion from time to time.
                             Swingline loans shall be made from time to time on same day notice. The amount of the swingline sublimit will be satisfactory to the Arrangers.
                             Outstanding swingline loans shall not be counted as usage of the facility for purposes of calculating the commitment fee (but shall be counted for purposes of calculating availability). Other terms and conditions of the swingline subfacility to be satisfactory to the Arrangers.

  LETTER OF CREDIT
  SUBFACILITY:               A sublimit in an amount to be determined will be
                             available for the issuance of standby (and, if agreed by Kennametal and the Arrangers, trade) letters of credit. Letters of credit will be issued by the Administrative Agent, as issuing bank, and automatically participated in by each Lender.
                             Letters of credit outstanding on the Closing Date may be deemed issued under this facility, if agreed by the Arrangers. In addition to letter of credit fees payable by the Borrower to each Lender, as set forth in the attached pricing grid, the Borrower shall pay to the issuing bank for its own account a facing fee as described in the attached pricing grid and its ordinary and customary fees for issuance, drawing, amendment and the like. The
                             Borrower will be unconditionally obligated to reimburse draws on, and Lenders will be unconditionally obligated to participate in, each Letter of Credit. The issuing bank, as such, will be indemnified by the Borrower and

                                                                 KENNAMETAL INC.
================================================================================

                             by each Lender. Terms and conditions of the subfacility otherwise will be satisfactory to the Arrangers.

  COMPETITIVE BID
  SUBFACILITY:               In the event that Kennametal's senior unsecured
                             long-term debt is rated investment grade by S&P and by Moody's, at Kennametal's request up to $150,000,000 of the Revolving Credit Facility will be available on a competitive bid basis from Lenders who, in their respective sole discretion, elect to lend on a competitive bid basis.
                             Competitive bid loans will be due and payable on the agreed maturity date therefor and will not be subject to optional prepayment. Outstanding competitive bid loans shall not be counted as usage of the facility for purposes of calculating the commitment fee (but shall be counted for purposes of calculating availability). The Administrative
                             Agent will be entitled to a fee (to be specified in the Documentation) from each Lender which submits a bid solicited by the Borrower under the competitive bid subfacility. Other terms and conditions of the subfacility to be satisfactory to the Arrangers.

TERM LOAN FACILITY:

  AMOUNT: Up to the Term Loan Aggregate Amount (as defined above).

  AVAILABILITY:              A single draw on the Merger Date, subject to the
                             terms and conditions hereof. One business days' notice for Adjusted Base Rate Loans and three business days' notice for LIBOR loans. The Term
                             Loan Aggregate Amount must be borrowed in whole, if borrowed at all, and may not be borrowed in part.

  MATURITY DATE:             As per Revolving Credit Facility

  AMORTIZATION:              As per the table below. As used herein, "Quarterly
                             Amortization Date" means (i) the last Business Day of the month in which the Merger Date occurs, and
                             (ii) the last Business Day of every third month thereafter.

                             Quarterly Amortization Date          Amortization
                             ---------------------------          ------------
                             Each of First through Fourth
                             (inclusive)                              Zero
                             Each of Fifth through Eighth
                             (inclusive)                            $25,000,000
                             Each of Ninth through Sixteenth
                             (inclusive)                            $31,250,000
                             Each of Seventeenth through            $37,500,000
                             Twentieth (inclusive)

                             In the event that the Term Loan Aggregate Amount is less than $500,000,000 (which is the sum of the scheduled installments set forth in the above table), the difference shall be applied ratably to the scheduled installments set forth in the above table.

  USE OF PROCEEDS:           As per paragraph (a) under "Revolving Credit
                             Facility--Use of Proceeds" above.

VOLUNTARY PREPAYMENT:        Term Loans may be prepaid and permanently reduced
                             in minimum amounts of U.S. $10,000,000 and in integral multiples thereof at any time upon three
                             Business Days' prior written notice, subject to customary breakfunding indemnity for LIBOR-based borrowings. Partial prepayments of the Term Loans will be applied pro rata to the remaining unpaid scheduled amortization payments.

                                                                 KENNAMETAL INC.
================================================================================

                             The Borrower may (i) permanently reduce the Revolving Credit Facility in a minimum amount of U.S. $10,000,000 and in integral multiples of U.S. $1,000,000 in excess thereof without penalty, or
                             (ii) terminate the Revolving Credit Facility at any time upon five business days' prior written notice. Prepayments of Revolving Credit Loans shall be subject to customary breakfunding indemnity for LIBOR-based borrowings. Loans bearing interest at a rate determined by reference to the Adjusted Base Rate may be prepaid on one business days' prior notice.

MANDATORY PREPAYMENT:        Mandatory prepayments of the Senior Credit
                             Facilities shall be made (without premium or penalty, but subject to customary breakfunding indemnity in the event LIBOR-based borrowings are prepaid) from 100% of the net proceeds of: (i) certain permitted asset sales (including, without limitation, all permitted sales for cash of capital stock of JLK Direct Distribution Inc., a majority-owned subsidiary of Kennametal (referred to herein as "Distribution")) and insurance recoveries, (ii) permitted debt issuances, and
                             (iii) equity issuances (including without limitation, all permitted issuances for cash of capital stock of Distribution). All mandatory prepayments shall be applied first to the outstanding Term Loans and then (unless
                             Kennametal's senior unsecured long-term debt is rated investment grade by S&P and by Moody's) to any outstandings under the Revolving Credit
                             Facility with a corresponding reduction in the Revolving Credit commitments. Such prepayments of the Term Loans will be applied to the remaining unpaid scheduled amortization payments in inverse order of scheduled maturity.

                             Mandatory prepayments equal to 50% of Excess Cash Flow (to be defined) shall be applied first to the outstanding Term Loans and then (unless Kennametal's senior unsecured long-term debt is rated investment grade by S&P and by Moody's) to any outstandings under the Revolving Credit Facility with a corresponding reduction in the Revolving Credit commitments. Such prepayments of the Term Loans will be applied to the remaining unpaid scheduled amortization payments in inverse order of scheduled maturity.

SECURITY:

                             1. A first priority security interest in (a) 100%
                                of the stock of all direct and (if required by the Arrangers) indirect domestic subsidiaries of Kennametal (which shall include without limitation Merger Sub before the Merger and Greenfield (as surviving entity in the Merger) after the Merger, but not stock of Greenfield before the Merger), as well as the entire equity interest (currently approximately 80%) held by Kennametal in Distribution (excluding immaterial domestic subsidiaries satisfactory to the Arrangers) and (b) 65% of the stock of direct and (if required by the Arrangers) indirect foreign subsidiaries of Kennametal, including without limitation 65% of the capital stock Kennametal Hertel AG ("Hertel") (but excluding immaterial foreign subsidiaries satisfactory to the Arrangers). The stock of Distribution need not be pledged until the end of the blackout period under the existing blackout agreement with the underwriters of Distributions' stock, which expires in December 1997.

                                                                 KENNAMETAL INC.
================================================================================

                             2. Guaranty by each direct and (if required by the
                                Arrangers) indirect domestic subsidiary of
                                Kennametal, excluding (i) Distribution, (ii) immaterial domestic subsidiaries satisfactory to the Arrangers, and (iii) Greenfield and its subsidiaries before the Merger.

                             In addition, Kennametal shall provide a negative pledge covenant and double negative pledge covenant on all its properties as well as all properties of its direct and indirect domestic and foreign subsidiaries. Such covenants shall contain exceptions to accommodate allowed foreign subsidiary debt (but such exceptions shall not extend to any liens actually granted pursuant to such agreements).

                             The Documentation will provide that the foregoing security interests will be released promptly following request by Kennametal in the event that no Event of Default or unmatured Event of Default is continuing and either (i) Kennametal's senior unsecured long-term debt is rated investment grade by S&P and by Moody's or (ii) at the end of each of two consecutive fiscal quarters, Kennametal's Total Leverage Ratio (i.e., Total Debt divided by EBITDA on a rolling four quarters basis) is less than 3.0.

PAST DUE (DEFAULT RATE)
INTEREST:                    Adjusted Base Rate plus 2.00%.

COMMITMENT FEES, INTEREST
RATES, LETTER OF CREDIT
FEES: Commitment fees and interest rate margins, and letter of credit fees are outlined in the attached pricing grid. All commitment fees, interest and letter of credit fees will be based on a year of 360 days and actual days elapsed, except that interest based on Adjusted Base Rate will be based on a year of 365 or 366 days and actual days elapsed.

                             Adjusted Base Rate: Greater of the (a) announced Prime rate of the Administrative Agent or (b) Federal Funds rate plus 0.50%.

                             LIBOR: As determined by the Administrative Agent in accordance with its customary procedures. Advances to be made with interest periods of one, two, three and six months, subject to availability, with three business days notice. Limits to be determined shall be placed on the amount and number of LIBOR tranches.

PAYMENT DATES:               Interest on loans bearing interest based on the
                             Adjusted Base Rate shall be due and payable monthly in arrears. Interest on loans bearing interest based on LIBOR shall be due and payable on the last day of the applicable LIBOR period and, in the case of a LIBOR period of more than three months, on the last day of the third month of such period.
                             Commitment fee, letter of credit fees and the like will be due and payable monthly in arrears.

UNDERWRITING AND OTHER
FEES:                        As set forth separately.

INCREASED COSTS/CHANGE OF
CIRCUMSTANCES/FUNDING LOSS/
INDEMNIFICATION:             Documentation for each facility will contain
                             customary provisions protecting the Lenders in the event of unavailability of funding, illegality,

                                                                 KENNAMETAL INC.
================================================================================

                             increased costs, withholding tax grossup, capital adequacy and funding losses, as well as a general indemnification.

INTEREST RATE PROTECTION:    No less than 50% of the aggregate amount of the
                             outstanding Term Loan Facility will be
                             satisfactorily hedged for not less than three years, on terms and conditions acceptable to the Arrangers. Such hedge may be secured if by a Lender.

CURRENCY RISK PROTECTION:    Currency hedging arrangements with terms and
                             conditions satisfactory to the Arrangers, to be determined.

REPRESENTATIONS AND
WARRANTIES:                  Representations and warranties deemed appropriate
                             by the Arrangers, including but not limited to the following:

                             1.  Corporate existence.
                             2. Corporate and government authorization; no contravention; binding effect.
                             3.  Financial statements and condition;
                                 projections; solvency.
                             4.  No material adverse change.
                             5.  Environmental and ERISA matters.
                             6.  Compliance with laws.
                             7.  Labor matters.
                             8.  No material litigation.
                             9.  Taxes.
                             10. Full disclosure.
                             11. Commitments and contingencies.
                             12. Ownership and control.
                             13. Title to property.
                             14. Truth of representations made in the Merger
                                 Agreement, etc.
                             15. Solvency, etc.

CONDITIONS PRECEDENT:

  CLOSING: Conditions for funding the Senior Credit Facilities on the Acquisition Date and the Merger Date (the initial funding date being referred to herein sometimes as the "Closing Date") shall be as deemed appropriate by the Arrangers, including but not limited to the following (references to "satisfactory" meaning satisfactory to the Arrangers after review):

                             1.  Execution and delivery of satisfactory
                                 Documentation as well as execution of other ancillary Documentation including, but not limited to legal opinions from counsel to the Borrower and the Guarantors (who shall be satisfactory to the Arrangers).
                             2.  Receipt of any necessary regulatory approvals.
                             3. Any other necessary governmental and third party notices, filings, consents, and approvals shall have been made or obtained. No conflict shall exist between the Acquisition and any law, contract or agreement, and the Arrangers shall have received assurances satisfactory to them of the foregoing (including without limitation opinions of counsel).
                             4. The Acquisition and the Merger shall be in compliance in all material respects with all laws, and Arrangers shall be satisfied that there shall be no material legal or contractual impediment to the Merger. The Acquisition Date shall have occurred not later than December 30,

                                                                 KENNAMETAL INC.
================================================================================

                                 1997. In the case of the Term Loans, the Merger Date shall have occurred and the Maturity Date shall not have occurred. No material amount of existing Kennametal and Greenfield debt will be subject to acceleration, mandatory prepayment or the like before the Closing Date.
                             5. The Acquisition and the Merger Agreement shall have received the affirmative support of the Board of Directors of Greenfield (as constituted before the change in composition noted in the following sentence), and such Board of Directors shall have recommended acceptance of the Acquisition and shall not have withdrawn such recommendation. A majority of the Board of Directors of Greenfield shall be nominees of Kennametal (or the Administrative Agent shall have received assurances satisfactory to it that such condition will be satisfied forthwith after the initial funding).
                             6. At least 50% of the shares of outstanding Greenfield common stock (and, in any event, an amount sufficient to assure approval of the Merger under all applicable corporation laws, takeover statutes and the like) shall have been tendered to Merger Sub for purchase pursuant to the contemplated tender offer and shall be purchased concurrently with the initial funding. Upon consummation of the Merger, Kennametal shall own all of the outstanding capital stock of Greenfield, free of all liens and adverse claims, and there shall be no outstanding options, warrants, conversion or exchange rights or the like which may in any circumstances obligate Greenfield to issue any shares of its capital stock.
                             7. The loans made under the Facilities shall at all times be in full compliance with the Federal Reserve Board margin regulations.
                             8. All conditions of the Merger Agreement shall have been satisfied (without giving effect to any amendment or waiver not approved in writing by the Arrangers) except for funding pursuant to the Documentation.
                             9.  Satisfactory transaction consideration
                                 including, but not limited to a maximum
                                 purchase price for the stock of Greenfield (it being understood that the purchase price of $38 per share set forth in the Merger Agreement is satisfactory).
                             10. Cancellation and repayment in full of the
                                 existing Kennametal and Greenfield indebtedness and preferred stock, as the case may be, subject to certain baskets to be determined (it being understood that the Documentation may require refinancing of certain existing indebtedness and/or preferred stock by way of covenant to be satisfied after the Closing Date, rather than by way of condition precedent to initial funding).
                             11. Satisfactory capitalization of Kennametal,
                                 Greenfield and their subsidiaries individually and collectively.
                             12. Delivery to Arrangers by Kennametal of current
                                 projections and proforma financial statements ("Projections"), prepared by Kennametal, covering the periods through the maturity of the Facilities, in scope comparable to those delivered by Kennametal to Arrangers under cover of letter dated October 13, 1997, which Projections shall not show a financial condition, results of operations or cash flows for

                                                                 KENNAMETAL INC.
================================================================================

                                 any date or period materially less favorable
                                 (in the good faith judgment of an Arranger) than shown in such October 13, 1997 projections. Kennametal shall warrant, among other things, that such Projections (including the assumptions and estimates underlying such Projections) are reasonable, consistent with the Documentation and represent Kennametal's best judgment on such matters; that no statements or conclusions in any of such Projections are based upon or include information known to Kennametal to be materially misleading or which fail to take into account material information known to Kennametal regarding the matters reported therein; and that nothing has come to the attention of Kennametal which would lead it to believe that such Projections will not be attained or exceeded.
                             13. No actions, suit, investigation, litigation or
                                 proceeding pending or threatened in any court, arbitrator, government body shall be pending or threatened which (a) seeks to challenge, prevent or declare illegal any transaction contemplated hereby, or (b) which could have a material adverse effect on the business, condition (financial or otherwise), operations, properties, prospects of the Borrower, Greenfield or its and their subsidiaries taken as a whole , or (c) or in the judgment of the Lenders, could materially adversely affect the Lenders, the Facilities or the ability of the Borrower or Greenfield to perform their obligations thereunder or under the Merger Agreement.
                             14. No event of default (or event which with the
                                 giving of notice or the passage of time or both would constitute an event of default) under any of the Documentation; and the representations and warranties of the Borrower shall be true and correct prior to and after giving effect to each funding.
                             15. Satisfactory creation, perfection and priority
                                 of all liens and security interests in the stock to be pledged.
                             16. Evidence of customary insurance, including
                                 without limitation, business interruption, product and other liability, casualty, workers' compensation and umbrella.
                             17. No material adverse change in the business,
                                 operations, condition (financial or otherwise) or prospects of Kennametal and its subsidiaries from 6/30/97 or Greenfield and its subsidiaries from 12/31/96.
                             18. No limitations on the ability of subsidiaries
                                 to pay dividends to the Borrower, make
                                 intercompany loans to the Borrower or otherwise upstream cash flow to the Borrower.
                             19. All fees and expenses required to be paid by
                                 the Borrower or Greenfield on or before the Closing Date shall have been paid.
                             20. Arrangers shall have received all such
                                 representations, warranties, opinions of counsel, consents, waivers, financing statement, financing statement searches, insurance certificates and policies (disclosing the Lenders' interests as they may appear), officers' certificates, and the like, in each case which the Arrangers may have requested, and shall have found the same to be satisfactory.

  ALL BORROWINGS:            Conditions deemed appropriate by the Lenders,
                             including but not limited to the following:

                                                                 KENNAMETAL INC.
================================================================================

                             1. Absence of default or unmatured default.
                             2. Continued accuracy, as of such date, of
                                representations and warranties, including but not limited to no material adverse change.
                             3. Timely receipt of borrowing notice or Letter of
                                Credit application, as appropriate.

COVENANTS:                   Covenants with respect to the Borrower and
                             subsidiaries as deemed appropriate by the Arrangers, including but not limited to the following:

  AFFIRMATIVE:

                             1. Quarterly unaudited financial statements, annual
                                audited consolidated financial statements accompanied by a satisfactory certification by certified public accountants acceptable to the Arrangers, an annual budget; notices covering covenant compliance, events of default and litigation, and other matters; quarterly compliance certificates.
                             2. Maintenance of property; insurance coverage;
                                continuation and nature of business; maintenance of Kennametal fiscal year for Kennametal and for the consolidated entity after the merger with Greenfield; filing of tax returns; payment of taxes and other charges and priority claims, etc.
                             3. Maintenance of existence and corporate
                                structure.
                             4. Compliance with laws, including ERISA and
                                environmental regulations.
                             5. Visitation and inspection of books and records,
                                including the right to reasonably request periodic audits of the Borrower's assets; further information on reasonable request.

  RESTRICTIVE:

                             1.  Limitation on the disposition of assets.
                                 Without limiting the generality of the
                                 foregoing, Kennametal shall retain at least 65% of the common stock (by economic interest and by voting interest) in Distribution.
                             2.  Limitation on loans, advances and investments
                                 (including downstreaming to subsidiaries).
                             3.  Limitation on transactions with affiliates (it
                                 being understood that the existing contracts, arrangements, transactions and dealings with
                                 Distribution shall not be prohibited).
                             4.  Limitations on additional debt (including
                                 subsidiary debt), leases and contingent
                                 obligations including but not limited to guarantees. Such limitations on additional debt will contain exceptions satisfactory to the Arrangers relating to indebtedness of foreign subsidiaries.
                             5.  Limitation on acquisitions and mergers.
                             6.  Limitations on dividends and other
                                 distributions, including but not limited to repurchases of capital stock.
                             7.  Limitation on liens.
                             8. Limitation on negative pledge clauses, dividend restrictions on subsidiaries, restrictions on amendment of the Documentation.
                             9. Use of proceeds as per the Term Sheet and in compliance with law; compliance with margin rules. Without limiting the generality of the foregoing, Kennametal shall not acquire any Class A common stock of Distribution before the Merger.
                             10. Consummation of Acquisition, no amendments to
                                 Merger Agreement without consent of the
                                 Arrangers, etc.

                                                                 KENNAMETAL INC.
================================================================================

                             Distribution shall initially be a "restricted subsidiary." Kennametal may from time to time elect to designate Distribution to be an "unrestricted subsidiary," provided that such designation would not cause Kennametal to violate the financial covenants (and would not have caused such a violation after giving effect on a pro forma basis to such designation). An "unrestricted subsidiary" will generally be excluded from the restrictive covenants applicable to Kennametal (and, accordingly, an "unrestricted subsidiary" will not be subject to the restriction on incurrence of debt, provided that no credit support may be provided for such debt by Kennametal or a restricted subsidiary). However, loans, advances and investments will be restricted substantially more strictly to an unrestricted subsidiary than to a restricted subsidiary, and Kennametal will not be credited with assets and cash flow of an unrestricted subsidiary for purposes of calculating compliance with financial tests.

  FINANCIAL:                 Accounting principles for purposes of covenant
                             compliance will be based on the same accounting principles used by Kennametal in preparing its 6/30/97 financial statements. EBITDA for all purposes of financial covenants will be determined on a rolling four quarters basis. Financial covenants will be as deemed appropriate by the Arrangers, and are presently anticipated by the Arrangers to be structured in accordance with the following:

  TOTAL LEVERAGE RATIO:      Total Debt divided by EBITDA measured at the end of
                             each fiscal quarter and at fiscal year-end. Maximum permitted levels to be determined, and such levels will step down over time.

  FIXED CHARGE COVERAGE:     EBITDA less CAPEX divided by the sum of principal
                             payments and interest expense measured at the end of each fiscal quarter and at fiscal year-end.
                             Minimum permitted levels to be determined, and such levels will step up over time.

  CONSOLIDATED NET WORTH:    Beginning at approximately 90% of Consolidated Net
                             Worth at Closing Date, increasing by 50% of Consolidated Net Income thereafter and will be unreduced by any Consolidated Net Losses. The covenant level will be increased by 100% of the net proceeds of any equity issuance.

EVENTS OF DEFAULT:           Events of Default as deemed appropriate by the
                             Arrangers. These shall include without limitation a change of control default, defined in a manner satisfactory to the Arrangers.

ASSIGNMENTS:                 Assignments will be allowed only with the written
                             consent of Kennametal and the Administrative Agent, other than to an affiliate of the assigning Lender, to another Lender or to a Federal Reserve Bank.
                             Minimum assignments will be U.S. $10,000,000.
                             Kennametal's and the Administrative Agent's consent to assignments shall not be unreasonably withheld.
                             A customary recordation fee shall be payable to the Administrative Agent for each Assignment.
                             Participations will be permitted with limited voting rights.

REQUIRED BANKS:              Waivers and amendments will require the consent of
                             Lenders holding greater than 50% of aggregate commitments except that changes in rate,

                                                                 KENNAMETAL INC.
================================================================================

                             amount, maturity and certain other customary matters will require consent of all Lenders.

EXPENSES:                    The Borrower shall pay all reasonable out-of-pocket
                             costs and expenses incurred by each Arranger in connection with the due diligence, negotiation, syndication, preparation and execution of any engagement letter, commitment letter and the Documentation for the Facilities (including reasonable fees and expenses of counsel for the Administrative Agent, and of other local counsel and other experts, if any, engaged by the Administrative Agent, it being understood that the foregoing shall not entitle any Lender other than the Administrative Agent to be reimbursed for legal expenses, except to the extent, if any, such Arranger engages local counsel at the request of the Administrative Agent). The Borrower shall also be responsible for all expenses of the Administrative Agent in connection with administration of the Facilities, any amendments or waivers, and all expenses of the Administrative
                             Agent and each Lender in connection with enforcement or preservation of rights under or in connection with the Documentation or any commitment letter.

GOVERNING LAW:               Commonwealth of Pennsylvania

                                KENNAMETAL INC.

                                                                    ADJUSTED
                                                          LIBOR     BASE RATE     COMMITMENT
                 LEVEL                DEBT/EBITDA         MARGIN     MARGIN          FEE
        -----------------------   -------------------     -----     ---------     ----------
        I......................          >4.5             1.625%      0.500%         0.350%
        II.....................       <= 4.5 but >4.0     1.375%      0.250%         0.300%
        III*...................       <= 4.0 but >3.5     1.125%      0.000%         0.250%*
        IV.....................       <= 3.5 but >3.0     0.875%      0.000%         0.250%
        V......................       <= 3.0 but >2.5     0.750%      0.000%         0.200%
        VI.....................       <= 2.5 but >2.0     0.625%      0.000%         0.150%
        VII....................         <= 2.0            0.500%      0.000%         0.100%

     Letter of Credit Facing Fee: 1/8 of 1% per annum.

     Standby Letters of Credit are priced in accordance with the applicable LIBOR margin.

* For six months after closing, only Levels I, II and III will be available to Kennametal; provided, however, that pricing will not be limited to Levels I, II and III and will conform to the entire pricing grid if, during such six month period, Kennametal either (a) obtains an investment grade rating on its senior unsecured long-term debt, or (b) issues at least $350 million in common equity or equity equivalents. "Equity equivalents" for this purpose means equity-linked hybrid securities properly accounted for by Kennametal as mandatorily redeemable preferred stock (not maturing earlier than the Facilities).

  Commencing six months after closing, pricing will no longer be limited to Levels I, II and III and will conform to the entire pricing grid.

                                                                  EXHIBIT (c)(1)

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                KENNAMETAL INC.,

                            PALMER ACQUISITION CORP.

                                      AND

                          GREENFIELD INDUSTRIES, INC.

                               TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----
                                            ARTICLE I
                                            THE OFFER
   1.1   The Offer......................................................................    1
   1.2   Company Action.................................................................    2

                                           ARTICLE II
                               THE MERGER; EFFECTIVE TIME; CLOSING
   2.1   The Merger.....................................................................    3
   2.2   Effective Time.................................................................    3
   2.3   Closing........................................................................    3

                                           ARTICLE III
                                      SURVIVING CORPORATION
   3.1   Articles of Incorporation......................................................    4
   3.2   By-Laws........................................................................    4
   3.3   Directors......................................................................    4
   3.4   Officers.......................................................................    4

                                           ARTICLE IV
                               MERGER CONSIDERATION; CONVERSION OR
                              CANCELLATION OF SHARES IN THE MERGER
   4.1   Share Consideration for the Merger; Conversion or Cancellation of Shares in the
         Merger.........................................................................    4
   4.2   Stockholder Approval...........................................................    4
   4.3   Payment for Shares in the Merger...............................................    5
   4.4   No Further Ownership Rights in Company Common Stock............................    6
   4.5   Stock Options and Other Plans..................................................    6
   4.6   Convertible Preferred Securities...............................................    7
   4.7   Dissenting Stockholders........................................................    7
                                            ARTICLE V
                          REPRESENTATIONS AND WARRANTIES OF THE COMPANY
   5.1   Corporate Organization and Qualification.......................................    7
   5.2   Capitalization.................................................................    7
   5.3   Authority Relative to This Agreement...........................................    8
   5.4   Consents and Approvals; No Violation...........................................    8
   5.5   SEC Reports; Financial Statements..............................................    9
   5.6   Absence of Certain Changes or Events...........................................    9
   5.7   Litigation and Liabilities.....................................................    9
   5.8   Information Supplied...........................................................   10
   5.9   ERISA Matters..................................................................   10
  5.10   Brokers and Finders............................................................   11
  5.11   Opinions of Financial Advisors.................................................   11
  5.12   Compliance with Laws; Permits..................................................   11
  5.13   Takeover Statutes..............................................................   11
  5.14   Rights Plan....................................................................   12
  5.15   Contracts......................................................................   12
  5.16   Changes in Equity Interests....................................................   12

                                                                                           PAGE
                                                                                           ----
                                           ARTICLE VI
                     REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
   6.1   Corporate Organization and Qualification.......................................   12
   6.2   Authority Relative to This Agreement...........................................   12
   6.3   Consents and Approvals: No Violation...........................................   12
   6.4   Brokers and Finders............................................................   13
   6.5   Financing......................................................................   13

                                           ARTICLE VII
                               ADDITIONAL COVENANTS AND AGREEMENTS
   7.1   Conduct of Business of the Company.............................................   13
   7.2   No Solicitation of Transactions................................................   14
   7.3   Approvals and Consents; Cooperation............................................   15
   7.4   Further Assurances.............................................................   15
   7.5   Access to Information..........................................................   16
   7.6   Publicity......................................................................   16
   7.7   Indemnification of Directors and Officers......................................   16
   7.8   Employees......................................................................   17
   7.9   Notification of Certain Matters................................................   17
  7.10   Company Board..................................................................   17

                                          ARTICLE VIII
                            CONDITIONS TO CONSUMMATION OF THE MERGER
   8.1   Conditions to Each Party's Obligations to Effect the Merger....................   18

                                           ARTICLE IX
                                 TERMINATION; AMENDMENT; WAIVER
   9.1   Termination by Mutual Consent..................................................   18
   9.2   Termination by Either Parent or the Company....................................   18
   9.3   Termination by the Company.....................................................   19
   9.4   Termination by Parent..........................................................   19
   9.5   Effect of Termination and Abandonment..........................................   20
   9.6   Extension; Waiver..............................................................   20

                                            ARTICLE X
                                    MISCELLANEOUS AND GENERAL
  10.1   Payment of Expenses............................................................   20
  10.2   Survival of Representations and Warranties; Survival of Confidentiality........   20
  10.3   Modification or Amendment......................................................   21
  10.4   Waiver of Conditions...........................................................   21
  10.5   Counterparts...................................................................   21
  10.6   Governing Law..................................................................   21
  10.7   Notices........................................................................   21
  10.8   Entire Agreement; Assignment...................................................   22
  10.9   Parties in Interest............................................................   22
 10.10   Certain Definitions............................................................   22
 10.11   Specific Performance...........................................................   23
 10.12   Obligation of Parent...........................................................   23
 10.13   Validity.......................................................................   23
 10.14   Captions.......................................................................   23

                                             ANNEX A
         Annex A........................................................................   A-1

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 10, 1997, by and among Kennametal Inc., a Pennsylvania corporation ("Parent"), Palmer Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and Greenfield Industries, Inc., a Delaware corporation (the "Company").

                                    RECITALS

     WHEREAS, the Board of Directors of the Company, has, subject to the conditions of this Agreement, unanimously determined that each of the Offer and the Merger (each as defined below) is in the best interests of the stockholders of the Company and approved and adopted this Agreement and the transactions contemplated hereby; and

     WHEREAS, in furtherance thereof, it is proposed that Purchaser shall make a tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock, par value $0.01 per share (the "Company Common Stock"), of the Company, together with the associated Rights (as defined in Section 10.10) (the "Shares"), at a price of $38 per Share (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount"), net to the seller in cash, without interest thereon, in accordance with the terms and subject to the conditions of this Agreement; and

     WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Purchaser and the Company hereby agree as follows:

                                   ARTICLE I

                                   THE OFFER

  1.1 THE OFFER.

     (a) Subject to the terms and conditions of this Agreement, Purchaser shall commence, within the meaning of Rule 14d-2 of the Securities Exchange Act of 1934, as amended, the Offer as promptly as practicable, but in no event later than the fifth business day after the date of initial public announcement of this Agreement. Purchaser shall accept for payment Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following expiration of the Offer that all conditions to the Offer, as set forth on Annex A (the "Offer Conditions"), shall have been satisfied or waived by Purchaser. The obligation of Purchaser to accept for payment, purchase and pay for Shares tendered pursuant to the Offer shall be subject only to such Offer Conditions and to the further condition that a number of Shares representing not less than a majority of the Shares then outstanding on a fully diluted basis shall have been validly tendered and not withdrawn prior to the final expiration date of the Offer (the "Minimum Condition") (any of which may be waived in whole or in part by the Purchaser in its sole discretion, provided that, without the express written consent of the Company, Purchaser may not waive the Minimum Condition). Purchaser expressly reserves the right, subject to compliance with the Exchange Act, to modify the terms of the Offer, except that, unless previously approved by the Company in writing, no change in the Offer may be made (i) which decreases the Per Share Amount payable in the Offer, (ii) which changes the form of consideration to be paid in the Offer, (iii) which reduces the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) which imposes conditions to the Offer in addition to the Offer Conditions or which modifies the Offer Conditions in a manner adverse to the holders of Shares or (v) which amends any other term of the Offer in a manner adverse to the holders of the Shares, provided, however, that nothing contained herein shall prohibit Purchaser, in its sole discretion without the consent of the Company, from waiving satisfaction of any condition of this Offer other than the Minimum Condition. Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (i) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date (the initial scheduled expiration date being 20 business days following commencement of the

Offer), if at the then scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived (and, at the request of the Company, Purchaser shall, subject to Purchaser's right to terminate this Agreement pursuant to Article IX, extend the Offer for additional periods, unless the only conditions not satisfied or earlier waived on the then scheduled expiration date are one or more of the Minimum Condition and the conditions set forth in paragraph (b) of the Offer Conditions , provided that (x) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions shall have been publicly disclosed at least five business days before termination of the Offer and (y) if paragraph (b) of the Offer Conditions has not been satisfied and the failure to so satisfy can be remedied, the Offer shall not be terminated unless the failure is not remedied within 30 calendar days after Purchaser has furnished the Company written notice of such failure) and (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer and (iii) extend the Offer for an aggregate period of not more than 5 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if there shall not have been tendered sufficient Shares so that the Merger could be effected without a meeting of the Company's stockholders in accordance with
Section 253 of the Delaware General Corporation Law (the "DGCL"). Subject to the terms and conditions of the Offer and this Agreement, Purchaser shall pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer.

     (b) As soon as practicable on the date of commencement of the Offer, Parent or Purchaser shall file with the SEC a Tender Offer Statement on Schedule 14D-1 with respect to the Offer (together with any supplement or amendments thereto, the "Offer Documents"). The Offer Documents will comply in all material respects with the provisions of applicable federal securities laws except that no representation or warranty is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company or any of its stockholders for inclusion or incorporation in the Offer Documents. Parent or Purchaser and the Company each agree promptly to correct any information provided by them for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. To the extent practicable, the Company and its counsel shall be given an opportunity to review and comment upon the Offer Documents and any amendments thereto prior to the filing thereof with the SEC. The Company shall cooperate with Parent and Purchaser in responding to any comments received from the SEC with respect to the Offer Documents and amending the Offer Documents in response to such comments.

  1.2 COMPANY ACTION.

     (a) The Company hereby approves of and consents to the Offer and represents that its Board of Directors, including all of the disinterested directors, at a meeting duly called and held, has, subject to the terms and conditions set forth herein, (i) unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and, (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to Purchaser pursuant to the Offer and approve and adopt this Agreement and the Merger; provided, that such recommendation may be withdrawn, modified or amended if the Company reasonably determines in good faith, based on the advice of outside legal counsel to the Company, that such action is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties under applicable law. The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Board of Directors described in this
Section 1.2(a).

     (b) The Company hereby agrees to file with the SEC as soon as practicable on the date of commencement of the Offer a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") containing the recommendation described in Section 1.2(a). The
Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws, except that no representation is made by the Company with respect to information supplied by Parent or

Purchaser in writing for inclusion in the Schedule 14D-9. The Company, Parent and Purchaser each agree promptly to correct any information provided by them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities laws. Notwithstanding anything to the contrary in this Agreement, the Board of Directors may withdraw, modify or amend its recommendation if the Company reasonably determines in good faith, based on the advice of outside legal counsel to the Company, that such action is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties under applicable law. To the extent practicable, Parent and its counsel shall be given an opportunity to review and comment upon the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC.

     (c) The Company shall cooperate in the dissemination of the Offer Documents to the stockholders of the Company. Without limiting the foregoing, in connection with the Offer, the Company will promptly furnish Purchaser with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the record holders of the Shares as of a recent date and of those persons becoming record holders subsequent to such date and shall furnish Purchaser with such additional information and assistance (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) as Purchaser or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Purchaser and its affiliates, associates, agents and advisors shall use the information contained in any such labels, listings and files only in connection with the Offer and the Merger, and, if this Agreement shall be terminated, will upon request of the Company, deliver, and will use its best efforts to cause its agents promptly to deliver, to the Company all copies of such information then in their possession.

                                   ARTICLE II

                      THE MERGER; EFFECTIVE TIME; CLOSING

  2.1 THE MERGER. Subject to the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined in Section 2.2), the Company and Purchaser shall consummate a merger (the "Merger") in which (a) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation." The Merger shall have the effects set forth in Section 259 of the DGCL.

  2.2 EFFECTIVE TIME. Parent, Purchaser and the Company will cause an appropriate Certificate of Merger (the "Certificate of Merger") to be executed and filed on the date of the Closing (as defined in Section 2.3) (or on such other date as Purchaser and the Company may agree) as provided in the DGCL. The Merger shall become effective upon the latest to occur of (i) the date on which the Certificate of Merger is filed with the Secretary of State of the State of Delaware or (ii) such later date as is agreed upon by the parties and specified in the Certificate of Merger, and the time of such effectiveness is hereinafter referred to as the "Effective Time."

  2.3 CLOSING. The closing of the Merger (the "Closing") shall take place (a) at the offices of Buchanan Ingersoll Professional Corporation, One Oxford Centre, 301 Grant Street, Pittsburgh, PA 15219, at 10:00 a.m., local time, on the first business day following the date on which the last of the conditions set forth in Article VIII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as Parent and the Company may agree.

                                  ARTICLE III

                             SURVIVING CORPORATION

  3.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation (the "Certificate of Incorporation") of Purchaser, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be Greenfield Industries, Inc.

  3.2 BY-LAWS. The By-Laws of Purchaser, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

  3.3 DIRECTORS. The directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

  3.4 OFFICERS. The officers of the Company and such other persons as designated by Parent immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

                                   ARTICLE IV

                      MERGER CONSIDERATION; CONVERSION OR
                      CANCELLATION OF SHARES IN THE MERGER

  4.1 SHARE CONSIDERATION FOR THE MERGER; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or capital stock of Purchaser:

     (a) Company Common Stock. Each Share (other than (i) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned Subsidiary of Parent (collectively, "Parent Companies") or any of the Company's direct or indirect wholly-owned Subsidiaries or Company Common Stock held in the treasury of the Company and (ii) Shares held by Dissenting Stockholders (as defined in Section
4.7 hereof) shall, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder thereof, be canceled and extinguished and converted into the right to receive, pursuant to Section 4.3, the price actually paid in the Offer in cash (the "Merger Consideration"), payable to the holder thereof, without interest thereon, less any required withholding of taxes, upon the surrender of the certificate formerly representing such Share.

     (b) Parent and Company Owned Shares. Each Share issued and outstanding and owned by any of the Parent Companies or any of the Company's direct or indirect wholly-owned Subsidiaries or authorized but unissued shares of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time shall cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

     (c) Capital Stock of Purchaser. Each issued and outstanding share of common stock of Purchaser that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

  4.2 STOCKHOLDER APPROVAL.

     (a) Promptly after the consummation of the Offer, if required by the DGCL in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws duly call, give notice of and convene a meeting of the holders of the Company Common Stock (the "Special Stockholders Meeting") to be held at the earliest practicable date for the purpose of voting upon this Agreement and the Merger and the Company agrees that this Agreement and the Merger shall be submitted at such meeting. The Company shall use its reasonable best efforts to solicit from its stockholders proxies and, subject always to the fiduciary obligations of the Company's directors under applicable law, shall take all other action necessary and advisable, to secure the vote of stockholders required by applicable law to obtain the approval for this Agreement and the Merger. Subject always to the fiduciary obligations of the Company's directors under applicable law following receipt of written advice of counsel, the Company agrees that it will include in the Proxy Statement the recommendation of its Board of Directors that holders of the Company Common Stock approve and adopt this Agreement and approve the Merger. Parent and Purchaser will cause all shares of the Company Common Stock owned by them and their subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Merger.

     (b) Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90% of the outstanding Company Common Stock, the Company agrees, at the request of Purchaser, subject to Article VIII, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

     (c) If the approval of this Agreement by the holders of the Shares (the "Company Stockholder Approval") is required by law, the Company will, at Parent's request, as soon as practicable following the expiration of the Offer, prepare and file a preliminary Proxy Statement with the SEC and will use its best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Special Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects, unless required by law, rule, regulation or the SEC staff, in the opinion of outside counsel; provided, that Parent shall identify its objections and fully cooperate with the Company to create a mutually satisfactory Proxy Statement. In connection with such preliminary proxy statement, Proxy Statement and any amendment or supplement thereto, Parent and Purchaser shall promptly provide all information reasonably requested by the Company.

  4.3 PAYMENT FOR SHARES IN THE MERGER. The manner of making payment for Shares in the Merger shall be as follows:

     (a) At the Effective Time, Parent shall make available to ChaseMellon Shareholder Services, LLC (the "Exchange Agent"), or such other exchange agent selected by Parent and reasonably acceptable to the Company, for the benefit of the holders of Shares, the funds necessary to make the payments contemplated by
Section 4.1 (the "Exchange Fund") (it being understood that any and all interest earned on the Exchange Fund made available to the Exchange Agent pursuant to this Agreement shall be turned over to Parent). The Exchange Fund shall not be used for any other purpose.

     (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record (other than holders of certificates representing Shares referred to in Section 4.1(b)) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in a form and have such other provisions as Parent shall reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates shall be entitled to receive for each of the Shares represented by such Certificates the Merger Consideration, without any interest thereon, less any required withholding of taxes, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, such Certificates shall represent solely the right to receive the Merger Consideration with respect to each of the Shares represented thereby. If payment is to be made to a person other than the person in whose name a Certificate so surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 4.3(b), each Certificate (other than Certificates representing Shares referred to in Section 4.1(b)) shall represent for all purposes only the right to receive, for each Share represented thereby, the Merger Consideration.

     (c) Any portion of the Exchange Fund made available to the Exchange Agent which remains unclaimed by the former stockholders of the Company six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any former stockholders of the Company shall thereafter look only to Parent for payment of their claim for the Merger Consideration for the Shares, without any interest thereon. None of Parent, Purchaser, the Company or the Exchange Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven (7) years after the Effective Time (or immediately prior to such earlier date on which any payment pursuant to this Article IV would otherwise escheat to or become the property of any governmental entity), the cash payment in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Parent, free and clear of all claims or interests of any person previously entitled thereto.

  4.4 NO FURTHER OWNERSHIP RIGHTS IN SHARES. All cash paid upon the surrender of Certificates in accordance with the terms of this Article IV shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason except notation thereon that a stockholder has elected to exercise his right to appraisal pursuant to the DGCL they shall be canceled and exchanged as provided in this
Article IV.

  4.5 STOCK OPTIONS AND OTHER PLANS.

     (a) Each warrant to acquire shares of Company Common Stock, and each option granted to a Company employee, consultant or director pursuant to the Company's Amended and Restated Employee Stock Option Plan, as amended, the Amended and Restated 1993 Directors Non-Qualified Stock Option Plan or the 1995 Directors Non-Qualified Stock Option Plan to acquire shares of Company Common Stock (each such warrant and option hereinafter is referred to as an "Option") that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which, as of the Effective Time, the Per Share Amount exceeds the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled in exchange for a single lump sum cash payment equal to the product of (1) the number of shares of Company Common Stock subject to such Option and (2) the excess of the Per Share Amount over the exercise price per share of such Option (subject to any applicable withholding taxes).

     (b) Each Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, effective as of the Effective Time, with respect to which, as of the Effective Time, the Per Share Amount does not exceed the exercise price per share shall, effective as of immediately prior to the Effective Time, be canceled and no payments shall be made with respect thereto.

     (c) Immediately prior to the Effective Time, each share of Company Common Stock previously issued in the form of restricted stock pursuant to the Company's Amended and Restated 1995 Restricted Stock Bonus Plan shall fully vest and all restrictions thereon shall be removed.

     (d) Immediately prior to the Effective Time, each share of Company Common Stock previously issued in the form of awards of Time-Lapse Restricted Stock, Performance-Contingent Restricted Stock and Performance Shares pursuant to the Company's 1995 Equity Incentive Plan and which, as of immediately prior to the Effective Time, have been earned in accordance with the provisions of such plan, shall fully vest and all restrictions thereon shall be removed. Except for the issuance of up to 1,600 Shares which the Board of Directors of the Company may in its discretion determine to vest, whether or not earned, all unearned awards under such plan shall be canceled and no payments shall be made with respect thereto.

     (e) For purposes of this Agreement, the Company's Warrant Agreements, Amended and Restated Employee Stock Option Plan, as amended, the Amended and Restated 1993 Directors Non-Qualified Stock Option Plan, the 1995 Directors Non-Qualified Stock Option Plan, the Amended and Restated 1995 Restricted Stock Bonus Plan and the 1995 Equity Incentive Plan are referred to collectively herein as the "Stock Plans".

  4.6 CONVERTIBLE PREFERRED SECURITIES. The Company, Parent and Purchaser shall take, or cause to be taken, all actions necessary to comply with and to cause Parent and/or Purchaser to assume the Company's obligations with respect to the 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities (TIDES)(SM), including without limitation, complying with the applicable provisions of (i) the Indenture, dated as of April 1, 1996, between the Company and the Bank of New York, as trustee, with respect to the Company's 6% Convertible Junior Subordinated Deferrable Interest Debentures Due 2016, (ii) the Amended and Restated Declaration of Trust of Greenfield Capital Trust, dated as of April 1, 1996, and (iii) the Preferred Securities Guarantee Agreement among the Company and the Bank of New York dated as of April 24, 1996.

  4.7 DISSENTING STOCKHOLDERS. Notwithstanding anything in this Agreement to the contrary, but only to the extent required by the DGCL, Shares that are issued and outstanding immediately prior to the Effective Time and are held by holders of Shares who comply with all the provisions of the DGCL concerning the right of holders of Shares to dissent from the Merger and require appraisal of their Shares ("Dissenting Stockholders") shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due such Dissenting Stockholder pursuant to the laws of the State of Delaware; provided, however, that (i) if any Dissenting Stockholder shall subsequently withdraw his or her demand for appraisal or fail to establish or perfect or otherwise lose his or her appraisal rights as provided by applicable law, then such Dissenting Stockholder or Stockholders, as the case may be, shall forfeit the right to appraisal of such Shares and such Shares shall thereupon be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration, without interest. The Company shall give Parent and Purchaser (A) prompt notice of any written demands for appraisal of Shares, withdrawals of demands for appraisal and any other related instruments received by the Company, and (B) the opportunity to direct all negotiations and proceedings with respect to any such demands for appraisal. The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle, offer or otherwise negotiate to settle any demand.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Purchaser that:

  5.1 CORPORATE ORGANIZATION AND QUALIFICATION. Each of the Company and its Subsidiaries (as defined in Section 10.10) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where failure to so qualify or be in good standing is not reasonably likely to have a Material Adverse Effect (as defined in Section 10.10). Each of the Company and its Subsidiaries has all requisite power and authority (corporate or otherwise) to own, operate and lease its properties and to carry on its business as it is now being conducted. The Company has heretofore made available to Parent complete and correct copies of its and its Subsidiaries' (as defined in Section 10.10) Certificate or Articles of Incorporation and By-Laws or other organizational documents as in effect on the date hereof. Schedule 5.1 contains a correct and complete list of each jurisdiction where the Company and each of its Significant Subsidiaries is organized and qualified to do business.

  5.2 CAPITALIZATION.  The authorized capital stock of the Company consists of
(i) 100,000,000 shares of Company Common Stock of which, as of September 30, 1997, 16,445,757 Shares were issued and outstanding and (ii) 1,500,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), none of which is issued or outstanding. Except as set forth on Schedule 5.2, all of the outstanding shares of capital stock of the

Company have been duly authorized and validly issued and are fully paid and nonassessable, with no personal liability attaching to the ownership thereof. As of September 30, 1997, (i) 2,763,000 shares of Company Common Stock were reserved for issuance pursuant to the Stock Plans, and (ii) 500,000 shares of Preferred Stock were reserved for issuance in connection with the Rights. Except as set forth on Schedule 5.2, all outstanding shares of capital stock of the Company's Subsidiaries are owned by the Company or a direct or indirect wholly-owned subsidiary of the Company, free and clear of all liens, charges, encumbrances, claims and options of any nature. Schedule 5.2 sets forth the number of Options and shares of restricted stock outstanding and, in the case of the options, the exercise price thereof. Except as set forth above and on
Schedule 5.2, there are not any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which the Company or any of its Subsidiaries is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its Subsidiaries. Except as set forth on
Schedule 5.2, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

  5.3 AUTHORITY RELATIVE TO THIS AGREEMENT.

     (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval of this Agreement by the holders of a majority of the Shares , which are the only votes of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.) The Company's Board of Directors, at a meeting duly called and held, has unanimously by vote of all directors present determined that this Agreement and the transactions contemplated hereby (including the Offer and the Merger) are in the best interests of the Company and its stockholders. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of each of Parent and Purchaser, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     (b) The Board of Directors of the Company has duly and validly approved and taken all corporate action required to be taken by the Board of Directors for the consummation of the transactions (including the Offer, the acquisition of Shares pursuant to the Offer and the Merger) contemplated herein in accordance with the terms hereof, including but not limited to, all actions required to (i) render the provisions of Section 203 of the DGCL restricting business combinations with "interested stockholders" inapplicable to such transactions and (ii) amend the Rights Agreement to provide that certificates with respect to the Rights will not be distributed and the Rights will not become exercisable as a result of any of the execution of this Agreement, the commencement or consummation of the Offer or the consummation of the Merger.

  5.4 CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the respective Certificates or Articles of Incorporation or By-Laws of the Company or any of its Significant Subsidiaries; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) pursuant to the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), (iii) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is authorized to do business, (iv) as may be required by any applicable state securities or "blue sky" laws or state takeover laws, (v) such filings, consents, approvals, orders, registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any assets, or (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not be reasonably likely to, in the aggregate, have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; (c) except as set forth in Schedule 5.4(c), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company or any of its Subsidiaries or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, in the aggregate, would not be reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; or
(d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.4 are duly and timely obtained or made and, with respect to the Merger, the approval of this Agreement by the Company's stockholders has been obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or to any of their respective assets, except for violations which would not in the aggregate be reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

  5.5 SEC REPORTS; FINANCIAL STATEMENTS.

     (a) Since January 1, 1996, the Company has filed with the SEC all reports, forms, schedules and other documents required to be filed by it. The Form 10-K of the Company for the fiscal year ended December 31, 1996, the Form 10-Q of the Company for the quarter ended March 31, 1997, the Form 10-Q of the Company for the quarter ended June 30, 1997, and the Proxy Statement of the Company for the 1997 annual stockholders meeting (collectively, the "Company SEC Reports") did not contain, and any quarterly or other reports filed after the date hereof will not contain, as of their respective dates, any untrue statement of a material fact required to be stated therein or any omission to state a fact necessary to make any statement of fact contained therein not misleading in any material respect.

     (b) The Company's consolidated statements of operations for the three fiscal years ended December 31, 1996 and the six months ended June 30, 1997 and the Company's consolidated balance sheets as of December 31, 1996 and June 30, 1997 (including the related notes thereto), all of which have been heretofore furnished to Parent, present fairly the consolidated financial position of the Company and its Subsidiaries and the consolidated results of their operations as of, and for the periods ended on, the dates specified, in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered except as specifically referred to in such financial statements (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

  5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Company SEC Reports, as set forth on Schedule 5.6 or as contemplated by this Agreement, since December 31, 1996 the business of the Company has been carried on only in the ordinary and usual course, and there has not been any change in the financial condition, properties, business or results of operations of the Company and its Subsidiaries or any development or combination of developments of which the Company has knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

  5.7 LITIGATION AND LIABILITIES. Except as set forth on Schedule 5.7 or as disclosed in the Company SEC Reports, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the best knowledge of the Company, threatened against the Company or any of its Subsidiaries or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed in the Company SEC Reports, or any other facts or circumstances of which the Company has knowledge that could result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except, in the case of clauses (i) or (ii), for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. Additionally, there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, board, bureau, agency, instrumentality or arbitrator outstanding against the Company or the Subsidiaries having or which is likely to have a Material Adverse Effect.

  5.8 INFORMATION SUPPLIED. None of the information supplied by the Company in writing for inclusion or incorporation by reference in the Offer Documents or provided by the Company in the Schedule 14D-9 as filed by the Company pursuant to Rule 14f-1 under the Exchange Act or contained in the Proxy Statement will, at the respective times that the Offer Documents, the Schedule 14D-9, the Rule 14f-1 Information Statement or the Proxy Statement or any amendments or supplements thereto are filed with the SEC and are first published or sent or given to holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  5.9 ERISA MATTERS.

     (a) Except as set forth on Schedule 5.9(a), the Company and each Subsidiary do not, and at any time during the preceding five-year period, did not:

          (i) maintain, sponsor, contribute to or have any liability with respect to any Plans (as defined herein) intended to be qualified under
     Section 401(a) of the Code (as defined in Section 10.10);

          (ii) maintain, sponsor, contribute to or have any liability with respect to any Plan that is a defined benefit pension plan or that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA (as defined in Section 10.10), whether or not such Plan has been terminated, and there has been no complete or partial termination of any Plan which could result in any material liability to the Company or any Subsidiary;

          (iii) have any obligation to make any deferred compensation payments or any commitment, whether formal or informal, to create any additional employee benefit plans, or to modify any existing plan except as may be required to conform to changes in applicable law;

          (iv) contribute to nor have any obligation to contribute to any multiemployer pension or welfare plan within the meaning of Section 3(37) of ERISA or with respect to any employee benefit plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413(c) of the Code (and regulations promulgated thereunder);

          (v) maintain, sponsor, contribute to or have any liability with respect to any Plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees, current or future former employees, current or future former independent contractors, or the spouses, dependents or beneficiaries thereof, other than in accordance with Section 4980B of the Code, Sections 601 et. seq. of ERISA, and/or other applicable continuation coverage law;

          (vi) have any Plan which obligates the Company or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control", as such term is defined in Section 280G of the Code;

          (vii) have any unfunded liabilities and all required or recommended (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Effective Date shall have been made or properly accrued;

          (viii) engage in any transaction with respect to the Plans which could subject the Company, any of its Subsidiaries, or any trustee or administrator of the Plans to any tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable law, except those that would not be likely to have a Material Adverse Effect;

          (ix) engage in any prohibited transaction within the meaning of
     Section 4975 of the Code or Section 406 of ERISA with respect to any Plan.

     (b) Except as set forth on Schedule 5.9(b), the Company and each Subsidiary is not, and at any time during the preceding five-year period, was not a party to any actions, investigations, suits or claims with respect to the

Plans (other than routine claims for benefits) or any fiduciary or other person dealing with such Plans, except in each such case where the outcome of which would not be likely to have a Material Adverse Effect. No such actions, investigations, suits or claims are pending or, to the knowledge of the Company, threatened and the Company has no knowledge of any facts which could give rise to or be expected to give rise to any such actions, investigations, suits or claims, except in each such case where the outcome of which would not be likely to have a Material Adverse Effect;

     (c) For purposes of this Agreement, the term "Plans" shall mean: (i) employee benefit plans as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated, (ii) employment agreements, and (iii) personnel policies or fringe benefit plans, policies, programs and arrangements, whether or not subject to ERISA, whether or not funded, whether or not terminated, and whether or not covering employees residing in the United States, including without limitation, stock bonus, stock options, stock appreciation right, stock purchase, "phantom stock," deferred compensation, pension, profit sharing, savings, severance, bonus, vacation, incentive, travel, and health, disability and welfare plans. Schedule 5.9 sets forth a true and complete list of all Plans (as defined below) maintained or sponsored by the Company or any of its Subsidiaries, contributed to by the Company or any Subsidiary, to which the Company or any of its Subsidiaries is obligated to contribute or with respect to which the Company or any of its Subsidiaries has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by any member of the controlled group of companies, within the meaning of Sections 414(b) and 414(c) of the Code, of which the Company and/or any of its Subsidiaries, is or ever was a member (to the extent that the Company or any of its Subsidiaries has any liability or potential liability with respect to such Plans). Each Plan and all related trusts, insurance contracts and funds have been maintained, funded, and administered in compliance in all material respects with all applicable laws and regulations, including but not limited to ERISA and the Code except for such violations that would not be likely to have a Material Adverse Effect.

  5.10 BROKERS AND FINDERS. Except for the fees and expenses payable to Credit Suisse First Boston Corporation and NationsBanc Capital Markets, Inc. (whose fees and expenses will be paid by the Company in accordance with the Company's agreement with Credit Suisse First Boston Corporation), a true and complete copy of which has been furnished to Parent, the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

  5.11 OPINIONS OF FINANCIAL ADVISORS. The Company has received the opinion of Credit Suisse First Boston Corporation, dated October 10, 1997, a copy of which has been provided to Parent and Purchaser, to the effect that, as of such date, the cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

  5.12 COMPLIANCE WITH LAWS; PERMITS. Except as set forth in the Company SEC Reports and as set forth on Schedule 5.12, the Company and its Subsidiaries (i) hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities (as defined in Annex A) for the lawful conduct of their respective businesses except where the failure to hold such permits, licenses, variances, exemptions, orders and approvals would not have a Material Adverse Effect, and (ii) are in compliance with all applicable laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, arbitration awards, agency requirements, licenses and permits of any Governmental Entity except for violations or possible violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. Except as set forth on Schedule 5.12, no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a Material Adverse Effect.

  5.13 TAKEOVER STATUTES. The Board of Directors of the Company has approved the Offer, the Merger and this Agreement and such approval is sufficient to render inapplicable to the Offer, the Merger, this Agreement and the other transactions contemplated by this Agreement, the provisions of Section 203 of the DGCL.

  5.14 RIGHTS PLAN. The Company has amended the Rights Agreement to provide, among other things, that the Parent and the Purchaser shall not be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Rights will not separate from the Shares as a result of entering into this Agreement, commencing or consummating the Offer or consummating the Merger pursuant to the terms of this Agreement.

  5.15 CONTRACTS. Except as filed as an exhibit to the Company SEC Reports or as set forth on Schedule 5.15, there are no contracts, agreements or other instruments or obligations that involves the performance of services or delivery of goods or materials by or to the Company or any Subsidiary of an amount in excess of $1,000,000.

  5.16 CHANGES IN EQUITY INTEREST. Except as set forth on Schedule 5.16, since June 30, 1997, the Company has not made any changes in the equity interest in the Company Common Stock or the Company Preferred Stock (collectively, the Company Stock) including, without limitation, (i) distributions to stockholders other than the payment of regular quarterly cash dividends, (ii) issuances of Company Stock other than issuances of Company Common Stock and associated Rights pursuant to the exercise of vested options under the Stock Plans, (iii) exchanges or retirements of Company Stock, (iv) grants of options with respect to Company Stock under the Stock Plans or (v) adoption of any new stock option plans for Company employees.

                                   ARTICLE VI

             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

     Each of Parent and Purchaser represent and warrant jointly and severally to the Company that:

  6.1 CORPORATE ORGANIZATION AND QUALIFICATION. Each of the Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not have a Material Adverse Effect.

  6.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of the Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Purchaser, and no other corporate proceedings on the part of Parent and Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes valid and binding agreements of each of Parent and Purchaser, enforceable against each of them in accordance with its terms.

  6.3 CONSENTS AND APPROVALS: NO VIOLATION. Neither the execution and delivery of this Agreement by Parent or Purchaser nor the consummation by Parent and Purchaser of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Articles of Incorporation or the By-Laws, respectively, of Parent or Purchaser; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the HSR Act, (ii) pursuant to the applicable requirements of the Exchange Act, (iii) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which Parent is authorized to do business, (iv) as may be required by any applicable state securities or "blue sky" laws or state takeover laws, (v) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement or (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect; (c) except as set forth in
Schedule 6.3(c), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its Significant Subsidiaries may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, in the aggregate, would not have a Material Adverse Effect; or (d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 6.3 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its subsidiaries or to any of their respective assets, except for violations which would not in the aggregate have a Material Adverse Effect.

  6.4 BROKERS AND FINDERS. Except for the fees and expenses payable to Merrill Lynch & Co., Inc. (whose fees and expenses will be paid by Parent or Purchaser in accordance with the Parent's agreement with such firm), Parent and Purchaser have not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

  6.5 FINANCING. Either Parent or Purchaser will have at the time required sufficient funds available to purchase all of the Shares outstanding on a fully diluted basis and to pay all fees and expenses payable by Parent or Purchaser related to the transactions contemplated by this Agreement.

                                  ARTICLE VII

                      ADDITIONAL COVENANTS AND AGREEMENTS

  7.1 CONDUCT OF BUSINESS OF THE COMPANY.

     (a) The Company agrees that during the period from the date of this Agreement to the Effective Time (unless the other parties shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice and use all commercially reasonable efforts to preserve intact its current business organization, keep available the service of its current employees and preserve its relationship with customers, suppliers and others having significant dealings with it. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement or set forth on
Schedule 7.1, prior to the Effective Time, neither the Company nor any of its Subsidiaries will, without the prior written consent of Parent:

          (i) except for shares to be issued or delivered pursuant to the Company's Stock Plans for options outstanding on the date of this Agreement, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof;

          (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding capital stock, including the Shares, or any rights, warrants or options to acquire any such Shares or other Securities (except for shares of restricted stock forfeitable under the terms of any of the Stock Plans);

          (iii) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock, including the Shares or otherwise make any payments to stockholders in their capacity as such, other than the declaration and payment of any regular quarterly cash dividend on the Shares and except for dividends by a wholly-owned Subsidiary of the Company;

          (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

          (v) adopt any amendments to its Articles or Certificate of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company;

          (vi) make any acquisition, by means of merger, consolidation or otherwise, or disposition (other than acquisitions or disposition of assets in the ordinary course of business, consistent with past practice), of assets or securities, or mortgage or otherwise encumber or subject to lien any of its properties assets or other than in the ordinary course of business, consistent with past practice;

          (vii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or sell any debt securities or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly-owned subsidiary of the Company, or, except as set forth on Schedule 7.1(a)(vii), make any further commitments for capital expenditures in excess of $500,000 individually, or $3,000,000 in the aggregate;

          (viii) grant any material increases in the compensation of any of its directors, officers or key employees, except in the ordinary course of business and in accordance with past practice;

          (ix) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any director or officer of the Company, whether past or present;

          (x) enter into any new or materially amend any existing employment or severance or termination agreement with any such director or officer;

          (xi) except in the ordinary course of business consistent with past practice or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

          (xii) settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims;

          (xiii) make any material change, other than in the ordinary course of business and consistent with past practice or as required by applicable law, regulation or change in generally accepted accounting principles, in accounting policies or procedures applied by the Company (including tax accounting policies and procedures);

          (xiv) except as otherwise required by applicable law or regulation, make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary course of business;

          (xv) take any action to amend or alter the Rights Agreement in any manner adverse to Parent's, Purchaser's or the Company's ability to commence or consummate the transactions contemplated by this Agreement pursuant to the terms hereof; or

          (xvi) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  7.2 NO SOLICITATION OF TRANSACTIONS.

     (a) The Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Takeover Proposal (as hereinafter defined). Prior to the consummation of the Offer, the Company, its Subsidiaries, directors, employees, representatives and agents may, directly or indirectly, furnish information and access, in each case only in response to a Third Party Proposal (as hereinafter defined) made after the date of this Agreement which was not initiated, solicited or encouraged by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents (pursuant to appropriate confidentiality agreements the benefit of the terms of which, if more favorable than the confidentiality agreement in place with the Parent, shall be extended to the Parent), and may participate in discussions and negotiate with such entity or group concerning any Takeover Proposal if a majority of the Board of Directors of the Company determines, in its good faith judgment, based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of such Board's fiduciary obligations to the Company's stockholders under applicable law. The Company shall promptly notify Parent if any proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer, or any such inquiry or contact. The Company shall keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and other transactions contemplated by this Agreement. Except as set forth in this Section 7.2, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser, or any designees of Parent or Purchaser) concerning any Takeover Proposal.

     (b) Nothing in this Section 7.2 shall prevent the Company or the Board of Directors of the Company from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders in each case with respect to any Third Party Proposal, if (i) in the good faith judgment of the Board of Directors of the Company, following receipt of advice from outside counsel, such disclosure is required by reason of the Board of Directors' fiduciary duties to the Company's stockholders under applicable law and (ii) the Company shall have provided Parent and Purchaser with as much advance notice of its position and proposed disclosure as is possible under the circumstances; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by this Section 7.2, withdraw or modify or propose to withdraw or modify, its position with respect to the Offer, the Merger or this Agreement or approve or recommend, or propose to approve or recommend, any Takeover Proposal.

     For purposes of this Agreement, a "Third Party Proposal" shall mean a bona fide proposal from a third party, which proposal was not solicited by or on behalf of the Company in violation of this Section 7.2 and which the Board of Directors of the Company determines in good faith and upon the advice of a financial advisor of nationally recognized reputation has the capacity and is reasonably likely to consummate a Superior Proposal (as defined in Section 9.3(a)). As used in this Agreement, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any Significant Subsidiary of the Company or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or its Significant Subsidiaries other than transactions contemplated by this Agreement.

  7.3 APPROVALS AND CONSENTS; COOPERATION. Subject to the other provisions of this Agreement, the parties hereto shall use their respective best efforts, and cooperate with each other, to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers, including, without limitation, pursuant to the HSR Act, required in order to consummate the transactions contemplated by this Agreement, including, without limitation, the Offer and the Merger.

  7.4 FURTHER ASSURANCES. Subject to the other provisions of this Agreement, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the Offer and the Merger, which efforts shall include, without limitation, using their best efforts to prevent any preliminary or permanent injunction or other order by a court of competent jurisdiction or governmental entity relating to consummating the transactions contemplated by this Agreement, including, without limitation, under the antitrust laws, and, if issued, to appeal any such injunction or order through the appellate court or body for the relevant jurisdiction; provided, however, that Parent shall, if necessary to prevent the taking of such action, or the enaction, enforcement, promulgation, amendment, issuance or application of any such statute, rule, regulation, legislation, interpretation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and business is not material to the assets and profitability of Parent and its subsidiaries taken as a whole. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the parties hereto shall take or cause to be taken all such necessary action, including, without limitation, the execution and delivery of such further instruments and documents as may be reasonably requested by the other party for such purposes or otherwise to consummate and make effective the transactions contemplated hereby.

  7.5 ACCESS TO INFORMATION. Upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent ("Representatives"), in order to evaluate the transactions contemplated by this Agreement, reasonable access, during normal business hours (to the extent feasible without undue interference with or disruption to the operation of the Company or any of its subsidiaries) throughout the period prior to the Effective Time, to its properties, books and records and, during such period, shall (and shall cause each of its subsidiaries to) furnish promptly to such Representatives all information concerning its business, properties and personnel as may reasonably be requested. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Confidentiality Agreement, dated August 13, 1997 (the "Confidentiality Agreement"), by and between the Company and Parent shall apply with respect to information furnished by the Company, its subsidiaries and the Company's officers, employees, counsel, accountants and other authorized representatives hereunder.

  7.6 PUBLICITY. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Offer or the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

  7.7 INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) The Articles of Incorporation and By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-Laws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

     (b) Parent shall cause to be maintained in effect for the Indemnified Parties (as defined below) for not less than six years the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement); provided, that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous to the Company's present or former directors or officers or other employees covered by such insurance policies prior to the Effective Time (the "Indemnified Parties") and provided further that said substitution does not result in any gaps in coverage with respect to matters occurring prior to the Effective Time.

     (c) This Section 7.7 is intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Parent, Purchaser, the Company and the Surviving Corporation.

  7.8 EMPLOYEES.

     (a) Except as set forth on Schedule 7.8(a), for a period of one year following the Effective Time, Parent agrees to provide employee benefit plans and programs for the benefit of employees of the Company and its Subsidiaries (other than those employees covered by collective bargaining agreements) that are in the aggregate no less favorable than the employee benefit plans and programs offered to such employees immediately prior to Closing (excluding plans or programs which provide for issuance of Shares or options on Shares). Employees covered by collective bargaining agreements shall be provided with such benefits as shall be required under the terms of any applicable collective bargaining agreement.

     (b) Parent hereby unconditionally agrees to cause the Surviving Corporation to honor and perform (without modification) the written employment agreements, severance agreements and other agreements listed on Schedule 7.8(b), all as in effect on the date of this Agreement. Parent agrees for itself and its subsidiaries that after the Effective Time the Surviving Corporation or its subsidiaries will pay all amounts provided under all contracts and agreements of the Company and its subsidiaries and all benefit obligations of the Company and its subsidiaries, including, without limitation, the change in control agreements entered into between the Company and its subsidiaries and their officers (the "Change in Control Agreements") (or honor the provisions of the Change in Control Agreements in the case where no payment by the Surviving Corporation or its subsidiaries is required) conditioned on a change in control of the Company, in accordance with the terms of such Change in Control Agreements.

  7.9 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent and Purchaser, and Parent and Purchaser shall give prompt notice to the Company, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Each of the Company, Parent and Purchaser shall give prompt notice to the other parties of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

  7.10 COMPANY BOARD.

     (a) Promptly (but in any event within one business day) upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, either (a) a majority of the members of the Board of Directors of the Company shall resign and the remaining members of the Board of Directors of the Company shall fill all of the Board positions so vacated with persons designated by the Purchaser or (b) the size of the Board of Directors of the Company shall be expanded and the vacant seats filled with persons designated by the Purchaser so that the Purchaser's designees shall constitute a majority of the members of the Board of Directors of the Company. In either case, at all times thereafter through the Effective Time a majority of the members of the Board of Directors of the Company shall be persons designated by the Purchaser.

     (b) The Company's obligation to appoint designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14e-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 7.10 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under
Section 14(f) and Rule 14e-1 to fulfill such obligations. Parent or Purchaser shall supply to the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14e-1.

     (c) Following the election of designees of Purchaser pursuant to this
Section 7.10, prior to the Effective Time, any amendment of this Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights hereunder shall require the concurrence of a majority of the directors of the Company then in office who are directors as of the date hereof or persons designated by such directors and who were neither designated by Purchaser nor employees of the Company ("Continuing Directors"). Prior to the Effective Time, the Company and Purchaser shall use all reasonable efforts to ensure that the Company's Board of Directors at all times includes at least three Continuing Directors.

                                  ARTICLE VIII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

  8.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approval. To the extent required by applicable law, the Company Stockholder Approval shall have been duly obtained in accordance with applicable law and the Certificate of Incorporation of the Company; provided that Parent and Purchaser shall vote all of their Shares in favor of the Merger.

     (b) Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition each party shall use its best efforts to have any such decree, ruling, injunction or order vacated.

     (c) Governmental Filings and Consents. All governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time, except where the failure to obtain any such consent would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, considered as whole (assuming the Merger had taken place), and the waiting periods under the HSR Act shall have expired or been terminated.

     (d) The Offer. Purchaser shall have purchased all Shares tendered pursuant to the Offer.

                                   ARTICLE IX

                         TERMINATION; AMENDMENT; WAIVER

  9.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

  9.2 TERMINATION BY EITHER PARENT OR THE COMPANY. This Agreement may be terminated and the Offer and Merger may be abandoned by Parent or the Company if
(i) any governmental or regulatory agency located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, that Parent shall, if necessary to prevent the taking of such action, or the enaction, enforcement, promulgation, amendment, issuance or application of any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and businesses is not material to the assets or profitability of Parent and its subsidiaries taken as a whole; or (ii) due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Purchaser shall have failed to pay for Shares pursuant to the Offer on or prior to the Outside Date, unless such failure has been caused by or results from the failure of the party seeking to terminate this Agreement to perform in any material respect any of its respective covenants or agreements contained in this Agreement. As used herein, the term "Outside Date" shall mean the latest (not to exceed 180 days) of (A) 90 days following the date hereof, or (B) the date on which either the applicable waiting period under the HSR Act shall have expired or been terminated or the final terms of a consent decree between Parent and the Antitrust Division of the Department of Justice (the "Antitrust Division") (the "Consenting Parties"), with respect to the Offer and the Merger have been agreed to by the Consenting Parties, or an order of a Federal District Court adjudging that the Merger does not violate the Federal antitrust laws shall have been issued or the Antitrust Division shall have otherwise authorized the Parent to acquire Shares pursuant to the Offer.

  9.3 TERMINATION BY THE COMPANY. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of the Company:

          (a) if (i) the Company, based on the advice of outside legal counsel to the Company that such action is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties under applicable law, subject to complying with the terms of this Agreement, enters into a binding written agreement concerning a transaction that constitutes a Superior Proposal if, prior thereto, the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice and
     (ii) Parent does not make, within two business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer to enter into an amendment to this Agreement such that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, that this Agreement as so amended is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal. The Company agrees (A) that it will not enter into a binding agreement referred to in clause (i) above until at least the third business day after it has provided the notice to Parent required thereby and (B) to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

          For purposes of this Agreement, the term "Superior Proposal" shall mean a Third Party Proposal to acquire all of the outstanding Shares of the Company pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company, on terms which a majority of the members of the Board of Directors of the Company determines in its good faith reasonable judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its stockholders than the transactions contemplated hereby.

          (b) if (i) Purchaser shall have (x) failed to commence the Offer within five business days following the date of the initial public announcement of the Offer, (y) failed to pay for any Shares pursuant to the Offer to the extent required by Section 1.1(a) or (z) terminated the Offer without purchasing Shares pursuant to the Offer, or (ii) there has been a material breach by Parent or Purchaser of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by the Company to the party committing such breach.

  9.4 TERMINATION BY PARENT. This Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Parent if (i) the Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of this Agreement or failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so, (ii) there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that is qualified as to materiality or there has been a material breach of any other representation, warranty, covenant or agreement contained in this Agreement, in any case that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by Parent to the party committing such breach, or (iii) on a scheduled expiration date all conditions to Purchaser's obligation to accept for payment and pay for Shares pursuant to the Offer shall have been satisfied or waived other than the Minimum Condition and Purchaser terminates the Offer without purchasing Shares pursuant to the Offer, provided that the satisfaction or waiver of all other conditions shall have been publicly disclosed at least five business days before termination of the Offer, or (iv) Purchaser shall have otherwise terminated the Offer in accordance with the terms of this Agreement, including Annex A, without purchasing shares pursuant to the Offer.

  9.5 EFFECT OF TERMINATION AND ABANDONMENT.

     (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement (other than, with respect to the parties hereto, the obligations pursuant to this Section 9.5 and Sections
10.1 and 10.2) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives).

     (b) In the event that (i) this Agreement is terminated by the Company pursuant to Section 9.3(a) or (ii) this Agreement is terminated by Parent pursuant to Section 9.4(i), then the Company shall promptly, but in no event later than two days after the date of such termination or event, pay Parent a termination fee of $30,000,000.

     (c) In the event that, prior to the termination of this Agreement, any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have made a Third Party Proposal and within six (6) months following the date such Third Party Proposal is made, such person or group (other than Parent or any of its affiliates) shall have acquired, directly or indirectly, the Company, a substantial portion of its assets or more than 50% of the shares of Company Common Stock then outstanding, for a per share consideration (or equivalent thereof), in any such case, having a value greater than the price per share of Company Common Stock to have been paid pursuant to this Agreement, then the Company shall promptly, but in no event later than one day after the date of such event, pay the Parent a termination fee of $30,000,000.

     (d) In the event that (i) this Agreement is terminated by Parent pursuant to section 9.4(iii) or (ii) this Agreement is terminated by the Company pursuant to Section 9.3(b), then Parent shall promptly, but in no event later than two days after the date of such termination or event, pay the Company all out-of-pocket expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, including the fees of its printer, consultants, attorneys, accountants, financial advisors and other advisors, not to exceed $5,000,000.

     (e) In the event that this Agreement is terminated by the Parent or Purchaser pursuant to Section 9.4(ii), the Company shall promptly, but in no event later than two days after the date of such termination or event, pay the Parent all out-of-pocket expenses incurred by the Parent or Purchaser in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of their printer, consultants, attorneys, accountants, financial advisors and other advisors, not to exceed $5,000,000.

  9.6 EXTENSION; WAIVER. Subject to the applicable provisions of the DGCL and the provisions of this Agreement, including Section 7.10, at any time prior to the Effective Time, each of Parent, Purchaser and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE X

                           MISCELLANEOUS AND GENERAL

  10.1 PAYMENT OF EXPENSES. Whether or not the Offer and the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

  10.2 SURVIVAL OF REPRESENTATIONS AND WARRANTIES; SURVIVAL OF CONFIDENTIALITY. The representations and warranties made herein shall not survive beyond the earlier of (i) termination of this Agreement or (ii) the Effective Time, in the case of the representations and warranties of Parent or Purchaser or the purchase of Shares by Purchaser pursuant to the Offer, in the case of the representations and warranties of the Company. This Section 10.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or the Purchase of Shares by Purchaser pursuant to the Offer. The Confidentiality Agreement shall survive any termination of this Agreement and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

  10.3 MODIFICATION OR AMENDMENT. Subject to the applicable provisions of the DGCL and the provisions of this Agreement, including Section 7.10, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties.

  10.4 WAIVER OF CONDITIONS. Subject to the applicable provisions of the DGCL and the provisions of this Agreement, including Section 7.10, the conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part.

  10.5 COUNTERPARTS. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

  10.6 GOVERNING LAW.

     (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     (b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal or state court sitting in the State of Delaware.

     (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

  10.7 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by overnight courier with confirmation of next day delivery or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

     (a) If to the Company, to

         Greenfield Industries, Inc.
         2743 Perimeter Parkway
         Building 100, Suite 100
         Augusta, GA 30909
         Attn: Paul W. Jones
         (706) 863-7708 (telephone)
         (706) 650-4122 (facsimile)

         with a copy to:

         Dickstein Shapiro Morin & Oshinsky LLP
         2101 L Street, N.W.
         Washington, DC 20037
         Attn: Matthew G. Maloney, Esq.
         (202) 785-9700 (telephone)
         (202) 887-0689 (facsimile)

     (b) If to Parent, to

         Kennametal Inc.
         Route 981 at Westmoreland
           County Airport
         P.O. Box 231
         Latrobe, PA 15650
         Attn: David T. Cofer
         (412) 539-5206 (telephone)
         (412) 539-3839 (facsimile)

         with a copy to:

         Buchanan Ingersoll Professional Corporation
         One Oxford Centre
         301 Grant Street
         Pittsburgh, PA 15219
         Attn: Lewis U. Davis, Jr., Esq.
         (412) 562-8953 (telephone)
         (412) 562-1041 (facsimile)

or to such other persons or addresses as may be designated in writing by the party to receive such notice.

  10.8 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement and the Confidentiality Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise.

  10.9 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to Article IV hereof is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Section 7.7 shall inure to the benefit of and be enforceable by the Indemnified Parties and the provisions of Section 7.8(b) shall inure to the benefit of and be enforceable by the officers and directors of the Company.

  10.10 CERTAIN DEFINITIONS.  As used herein:

          (a) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          (b) "Code" means the Internal Revenue Code of 1986, as amended.

          (c) "Rights" shall mean any preferred stock purchase rights issued pursuant to the Restated Rights Agreement, dated as of February 6, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), that are issued and outstanding immediately prior to the Effective Time

          (d) "Significant Subsidiary" shall have the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

          (e) "Subsidiary" shall mean, when used with reference to any entity, any other entity of which either (i) a majority of the outstanding voting securities of which are owned directly or indirectly by such entity, or
     (ii) an amount of voting securities or other voting ownership is sufficient to elect at least a majority of its board directors or other governing body.

          (f) "Material Adverse Effect" shall mean any adverse change or changes in the financial condition, properties, business, results of operations or prospects of the Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, which individually or in the aggregate is or are material to the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, other than (i) any change or effect arising out of general economic conditions or
     (ii) any change or effect which the Company or Parent, as the case may be, has disclosed in writing, prior to the date hereof, to Parent or the Company, as the case may be, has occurred or is likely to occur.

  10.11 SPECIFIC PERFORMANCE.

     (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

     (b) It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  10.12 OBLIGATION OF PARENT. Whenever this Agreement requires Purchaser to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to take such action and or guarantee of the performance thereof.

  10.13 VALIDITY. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

  10.14 CAPTIONS. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          KENNAMETAL INC.

                                          By: /s/ ROBERT L. MCGEEHAN
                                            ------------------------------------
                                              Name: Robert L. McGeehan
                                              Title: President

                                          PALMER ACQUISITION CORP.

                                          By: /s/ ROBERT L. MCGEEHAN
                                            ------------------------------------
                                              Name: Robert L. McGeehan
                                              Title: President

                                          GREENFIELD INDUSTRIES, INC.

                                          By: /s/ PAUL W. JONES
                                            ------------------------------------
                                              Name: Paul W. Jones
                                              Title: President and Chief
                                              Executive Officer

                                    ANNEX A

                        CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer and provided that Purchaser shall not be obligated to accept for payment any Shares until (i) expiration of all applicable waiting periods under the HSR Act and (ii) the Minimum Condition shall have been satisfied, Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, any Shares tendered pursuant to the Offer, or may, subject to the terms of the Agreement, terminate or amend the Offer if on or after October 10, 1997, and at or before the time of payment for any of such Shares, any of the following events shall occur (or become known to Parent) and remain in effect:

          (a) there shall have occurred and be continuing as of the then scheduled expiration date of the Offer (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions, or a disruption of or material adverse change in either the syndication market for credit facilities or the financial, banking or capital markets, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly involving the United States, (iv) any material limitation (whether or not mandatory) by any governmental or regulatory authority, agency or commission, domestic or foreign ("Governmental Entity"), on the extension of credit by banks or other lending institutions in the United States, (v) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (b) (i) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Agreement, (ii) any representation or warranty of the Company set forth in the Agreement which is qualified by materiality shall not have been true and correct as of the date of the Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer or (iii) any representation or warranty of the Company set forth in the Agreement which is not qualified by materiality shall not have been true and correct in all material respects as of the date of this Agreement and as of the then scheduled expiration date of the Offer as though made on and as of the then scheduled expiration date of the Offer, except in the case of clauses (ii) and (iii) of this paragraph (b) for representations and warranties which by their terms speak only as of another date, which representations and warranties, if qualified by materiality, shall not have been true and correct as of such date and, if not qualified, shall not have been true and correct in all material respects as of such other date;

          (c) any court or Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) restricts (other than restrictions which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially restrict the ability of Parent and Purchaser to consummate the Offer and the Merger as originally contemplated by Parent and Purchaser), prevents or prohibits consummation of the Offer or the Merger, (ii) prohibits or limits (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Agreement) the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or as a result of the Offer or the Merger compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of their respective business or assets, (iii) imposes limitations (other than limits which in the aggregate do not have a Material Adverse Effect on Parent, Purchaser or the Company or which do not materially limit the ability of Parent to own and operate all of the business and assets of Parent and the Company after the consummation of the transactions contemplated by the Offer and the Agreement) on the ability of Parent or any subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders including, without limitation, the approval and adoption of the Agreement and the transactions contemplated thereby, (iv) requires divestiture by Parent or any affiliate of Parent of any Shares or (v) otherwise materially adversely affects the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole;

          (d) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or Purchaser with or from any governmental entity in connection with the execution and delivery of the Agreement, the Offer and the consummation of the transactions contemplated by the Agreement shall not have been made or obtained as of the then scheduled expiration date of the Offer (other than the failure to receive any consent, registration, approval, permit or authorization or to make any notice, report or other filing that, in the aggregate, is not reasonably likely to have a Material Adverse Effect on Parent, Purchaser or the Company, or would not prevent the consummation of the Offer or the Merger);

          (e) any change or development in the financial condition, properties, business, results of operations or prospects of the Company and its Subsidiaries that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

          (f) the Board of Directors of the Company (or a special committee thereof) shall have withdrawn or amended, or modified in a manner adverse to Parent and Purchaser its recommendation of the Offer or the Merger, or shall have endorsed, approved or recommended any Superior Proposal; or

          (g) the Agreement shall have been terminated by the Company or Parent or Purchaser in accordance with its terms or Parent or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser or may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in its sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                                                                  EXHIBIT (C)(2)

                               [GREENFIELD LOGO]

                                August 13, 1997

Mr. Robert L. McGeehan
President and Chief Executive Officer
Kennametal Inc.
P.O. Box 231
Latrobe, PA 15650

Dear Mr. McGeehan:

     In connection with your consideration of a possible negotiated transaction with Greenfield Industries, Inc. and/or its subsidiaries, affiliates or divisions (collectively, with such subsidiaries, affiliates and divisions, the "Company"), the Company is prepared to make available to you certain information concerning the business, financial condition, operations, assets and liabilities of the Company. As a condition of such information being furnished to you and your directors, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) (collectively, "Representatives"), you agree to treat any information concerning the Company (whether prepared by the Company, its advisors or otherwise and irrespective of the form of communication) which is furnished to you or to your Representatives now or in the future by or on behalf of the Company (herein collectively referred to as the "Evaluation Material") in accordance with the provisions of this letter agreement, and to take or abstain from taking certain other actions hereinafter set forth.

     The term "Evaluation Material" also shall be deemed to include all notes, analyses, compilations, studies, interpretations or other documents prepared by you or your Representatives which contain, reflect or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant hereto. The term "Evaluation Material" does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this agreement; (ii) was within your possession prior to its being furnished to you by or on behalf of the Company pursuant hereto, provided that the source of such information was not known by you to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information; (iii) becomes available to you on a non-confidential basis from a source other than the Company or any of its Representatives, provided that such source is not, to your knowledge, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information; or (iv) information that was or is developed by you independently from the information disclosed by the Company or any of its Representatives.

     You hereby agree that you and your Representatives shall use the Evaluation Material solely for the purpose of evaluating a possible negotiated transaction between the Company and you, that the Evaluation Material will be kept confidential and that you and your Representatives will not disclose any of the Evaluation Material in any manner whatsoever, provided, however, that (i) you may make any disclosure of such information to which the Company gives its prior written consent; and (ii) any of such information may be disclosed to your Representatives who need to know such information for the sole purpose of evaluating a possible negotiated transaction with the Company, who agree to keep such information confidential and who are provided with a copy of this letter agreement and agree to be bound by the terms hereof to the same extent as it they were parties hereto. In any event, you shall be responsible for any breach of this letter agreement by any of your Representatives and you agree, at your sole expense, to take all reasonable measures (including, but not limited to, court proceedings) to restrain your Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material.

     In addition, you agree that, without prior written consent of the Company, you and your Representatives will not disclose to any other person the fact that the Evaluation Material has been made available to you, that discussions or negotiations are taking place concerning a possible transaction involving the Company or any of the terms, conditions or other facts with respect thereto (including the status thereof), provided that you may make such disclosure if your General Counsel determines, and advises the Company of such in writing prior thereto, that such disclosure must be made by you in order that you not commit a violation of law or stock exchange rules and regulations. Without limiting the generality of the foregoing, you further agree that, without the prior written consent of the Company, you will not, directly or indirectly, enter into any agreement, arrangement or understanding, or any discussions which might lead to such agreement, arrangement or understanding, with any person regarding a possible transaction involving the Company. The term "person" as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

     In the event that you or any of your Representatives are requested or required (by oral questions, interrogations, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Evaluation Material, you shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, in the opinion of your General Counsel, legally compelled to disclose Evaluation Material to any tribunal or else stand liable for contempt or suffer other censure of penalty, you or your Representatives may, without liability hereunder, disclose to such tribunal only that portion of the Evaluation Material which such counsel advises you is legally required to be disclosed, provided that you exercise your reasonable best efforts to preserve the confidentiality of the Evaluation Material, including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material by such tribunal.

     If you decide that you do not wish to proceed with a transaction with the Company, you will promptly inform the Company of that decision. In that case, or at any time upon the request of the Company for any reason, you will promptly deliver to the Company all Evaluation Material (and all copies thereof) furnished to you or your Representatives by or on behalf of the Company pursuant hereto. In the event of such a decision or request, all other Evaluation Material prepared by your or your Representatives shall be destroyed and no copy thereof shall be retained. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder for a period of five years after the date this letter is signed by you.

     You understand and acknowledge that neither the Company nor any of its Representatives (including the Company's directors, officers, employees, or agents) make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company nor any of its Representatives (including any of the Company's directors, officers, employees, or agents) shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom. Only those representations or warranties which are made in a final definitive agreement regarding any transactions contemplated hereby, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

     In consideration of the Evaluation Material being furnished to you, you hereby agree that, for a period of three years from the date hereof, neither you nor any of your affiliates will solicit to employ any of the current Officers or key employees of the Company with whom you have had contact or who were specifically identified to you during the period of your investigation of the Company, so long as they are employed by the Company, without obtaining the prior written consent of the Company.

     You agree that, for a period of two years from the date of this letter agreement, unless such shall have been specifically agreed to in writing by the Company, neither you nor any of your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the "1934 Act")) or Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the 1934 Act); (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

     Notwithstanding anything to the contrary contained herein, you may take any of the actions set forth in (a)-(e) above without regard to the foregoing restrictions if any of the following events shall occur: (a) a tender or exchange offer is made by any person or 13D Group (as hereinafter defined) to acquire stock representing a majority of the total voting power of all such securities outstanding; or (b) it is publicly disclosed or you otherwise learn that stock representing a majority of the combined securities then outstanding are proposed (in a public announcement or filing) to be acquired by a person or 13D group. As used herein the term "13D Group" shall mean any group of persons formed for the purpose of acquiring, holding, voting or disposing of stock which would be required under section 13(d) of the 1934 Act and the rules and regulations thereunder (as now in effect and based on present interpretations thereof) to file a statement on schedule 13D with the Securities and Exchange Commission as a "person" within the meaning of Section 13(d)(3) of the 1934 Act if such group beneficially owned stock representing more than 5% of the total combined voting power of all stock then outstanding.

     You understand and agree that no contract or agreement providing for any transaction involving the Company shall be deemed to exist between you and the Company unless and until a final definitive agreement has been executed and delivered, and you hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with any transaction involving the Company unless and until you and the Company shall have entered into a final definitive agreement. You also agree that unless and until a final definitive agreement regarding a transaction between the Company and you has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this letter agreement except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a transaction between the Company and you, and to terminate discussions and negotiations with you at any time. You further understand that (i) the Company and its Representatives shall be free to conduct any process for any transaction involving the Company, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a definitive agreement without prior notice to you or any other person); (ii) any procedures relating to such process or transaction may be changed at any time without notice to you or any other person; and (iii) you shall not have any claims whatsoever against the Company, its Representatives or any of their respective directors, officers, stockholders, owners, affiliates or agents arising out of or relating to any transaction involving the Company (other than those as against the parties to a definitive agreement with you in accordance with the terms thereof) nor, unless a definitive agreement is entered into with you, against any third party with whom a transaction is entered into. Neither this paragraph nor any other provision in this letter agreement can be waived or amended except by written consent of the Company, which consent shall specifically refer to this paragraph (or such provision) and explicitly make such waiver or amendment.

     It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

     It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this letter agreement but shall be in addition to all other remedies available at law or equity to the Company. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this letter agreement, then you shall be liable and pay to the Company the reasonable legal fees incurred by the Company in connection with such litigation, including any appeal therefrom.

     During consideration of a possible transaction, you may provide to the Company and/or its officers, Directors, employees, Agents, or consultants (collectively Greenfield) certain nonpublic, confidential information concerning Kennametal Inc. If that occurs, Greenfield agrees that the receipt and use of such information by Greenfield will be subject to all of the confidentiality obligations of this letter agreement in the same manner as they are applicable to receipt and use of the Evaluation Material by you.

     This letter agreement is for the benefit of the Company and its directors, officers, stockholders, owners, affiliates, and agents, and shall be governed by and construed in accordance with the laws of the State of New York without regard to such jurisdiction's conflicts of laws principles.

     Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

                                          Very truly yours,

                                          GREENFIELD INDUSTRIES, INC.

                                          By:        /s/ GARY L. WELLER
                                            ------------------------------------
                                            Name: Gary L. Weller
                                                  Executive Vice President &
                                                  Chief Financial Officer

KENNAMETAL INC.

Accepted and agreed as of the date first written above:

By:        /s/ ROBERT L. MCGEEHAN
    ------------------------------------
    Name: Robert L. McGeehan
          President and Chief Executive
          Officer
          KENNAMETAL INC.